Form 10KSB40, Exhibit 13
period 1998-09-30
SURMODICS INC
filed 1998-12-23
CIK 924717

SURMODICS, INC

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

SurModics is a leading provider of surface modification solutions to medical device manufacturers. The Company's revenues are derived from four primary sources: fees from licensing its patented technology to customers; royalties received from licensees; the sale of photoreactive chemical compounds to licensees and stabilization products to the diagnostics industry; and research and development fees generated on projects for commercial customers and government grants. In March 1998, the Company completed an initial public offering ("IPO") of 2.3 million shares of Common Stock which generated proceeds of approximately $15.5 million, net of related offering costs.
     Fiscal 1998 showed further evidence that SurModics' unique economic model, based on the licensing of PhotoLink technology to the medical device industry, can significantly impact the Company's financial performance. Revenues increased 29.0% to $9.8 million in fiscal 1998 from $7.6 million in fiscal 1997. The financial results were led by growth in royalty revenues, which increased 64.2% over the prior year to a record $4.8 million. The Company is continuing to see significant increases in the usage of PhotoLink. PhotoLink royalties increased 52.3% to $2.2 million, and sales of reagents, those chemicals used by clients in the PhotoLink coating process, increased 60.7% to almost $800,000 in fiscal 1998. Diagnostic royalties also showed an increase of 76.0% to almost $2.6 million. These revenue gains led to net income of $1.6 million, or $.24 per diluted share, compared to $0.2 million, or $.04 per diluted share, in fiscal 1997.

RESULTS OF OPERATIONS

YEARS ENDED SEPTEMBER 30, 1998 AND 1997

REVENUES. The Company's revenues were $9.8 million in fiscal 1998, an increase of 29.0% over fiscal 1997. The revenue components were as follows:

                                       FISCAL   FISCAL    INCREASE   % INCREASE
(DOLLARS IN THOUSANDS)                   1998     1997   (DECREASE)   (DECREASE)
--------------------------------------------------------------------------------
Royalties:
   Diagnostic........................  $2,578   $1,465      $1,113        76.0%
   PhotoLink.........................   2,205    1,448         757        52.3%
                                       ------   ------      ------
      Total royalties................   4,783    2,913       1,870        64.2%

License fees.........................     222      540        (318)      (58.9%)

Product sales:
   Reagents                               794      494         300        60.7%
   Stabilization.....................   2,004    1,665         339        20.4%
                                       ------   ------      ------
      Total product
         sales.......................   2,798    2,159         639        29.6%

Research and
  development:
   Commercial........................     891      742         149        20.1%
   Government........................   1,085    1,228        (143)      (11.6%)
                                       ------   ------      ------
      Total research and
         development.................   1,976    1,970           6         0.3%
                                       ------   ------      ------
      Total revenues.................  $9,779   $7,582      $2,197        29.0%

     The fiscal 1998 revenue increase was primarily due to an increase in royalties received from licensed clients. The 76.0% increase in diagnostic royalties was due primarily to the impact of two events in fiscal 1998: a product acquisition by a licensee and the issuance of a new patent to SurModics, both of which resulted in more of the licensee's sales being subject to royalties. While these two events will continue to impact royalties into the future, the most significant portion of the increase has already occurred; therefore, diagnostic royalties are expected to produce more modest growth in fiscal 1999. The 52.3% growth in PhotoLink royalties was due to increases in the minimum royalty payments from certain clients, the introduction of ten additional licensed products by the Company's clients, and increased earned royalties from greater market penetration of coated products sold by licensees.
     The Company's product sales increased 29.6%, to $2.8 million. The 20.4% increase in stabilization sales was the result of greater market penetration due to the Company's sales and marketing efforts. The sales of reagent chemicals, those chemicals used by licensees in the PhotoLink coating process, increased 60.7%, which indicates growing production of PhotoLink-coated devices by SurModics' clients. This increase should result in royalty growth in the future as these coated products are sold by the Company's clients. Commercial research and development revenue increased 20.1% between years due to more customer-funded development projects related to PhotoLink coatings. Half of this revenue was generated on projects for a single customer. Finally, license revenue decreased due to the completion of fewer new license agreements in fiscal 1998. Only three new license agreements were signed during the year. The Company ended fiscal 1998 with a strong pipeline of new potential license agreements and it expects to improve on the number of agreements executed in fiscal 1999.

PRODUCT COSTS. The Company's product costs were $1.2 million for fiscal 1998, a decrease of $238,000, or 16.7%, from fiscal 1997. Overall product margins increased to 57.3% in fiscal 1998 from 33.7% in fiscal 1997. The margin improvements were due to various manufacturing efficiencies achieved during the year as a result of increased production volumes. The most significant factors were: the transfer of stabilization production to a new manufacturing space which increased efficiency; a change to a less costly raw material formulation for the production of some stabilization products; and the increased market demand for some of the Company's products that allowed the Company to establish separate teams for stabilization and reagent production.

RESEARCH AND DEVELOPMENT EXPENSE. Research and development expense was $4.5 million for fiscal 1998, an increase of $925,000, or 25.7%, over fiscal 1997. Most of this increase was due to the added compensation, benefit, and general business expenses associated with the additional technical personnel hired by the Company during the year. In addition, the Company incurred additional depreciation expense associated with the build-out of additional laboratory space. These cost increases were offset by a reduction in the amount of research performed at external laboratories on government grants.

SALES AND MARKETING EXPENSE. Sales and marketing expense was $1.4 million for fiscal 1998, an increase of $321,000, or 29.2%, over fiscal 1997. This increase was primarily due to the additional compensation, benefit, and travel expenses associated with additional sales and marketing personnel hired during the year and the cost of an external market study performed during the year on potential genomics product applications.

GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense was $1.7 million for fiscal 1998, an increase of $279,000, or 19.7%, over fiscal 1997. The increase was primarily due to the cost of a new directors' and officers' liability insurance policy that was entered into at the time of the IPO; new expenses associated with being a public company, such as investor relations costs, Nasdaq fees, and other external reporting expenses; and additional expenses associated with certain consulting projects.

OTHER INCOME (EXPENSE), NET. The Company's net other income was $726,000 for fiscal 1998, an increase of $517,000, or 246.9%, over fiscal 1997. The increase in interest income was due to the earnings generated on the additional investments resulting from the $15.5 million of proceeds received from the IPO in March.

YEARS ENDED SEPTEMBER 30, 1997 AND 1996

Revenues. The Company's revenues were $7.6 million in fiscal 1997, an increase of 22.6% over fiscal 1996. The revenue components were as follows:

                                      FISCAL    FISCAL    INCREASE   % INCREASE
(DOLLARS IN THOUSANDS)                  1997      1996   (DECREASE)   (DECREASE)
--------------------------------------------------------------------------------
Royalties:
   Diagnostic.......................  $1,465    $1,288      $  177        13.7%
   PhotoLink........................   1,448     1,052         396        37.6%
                                      ------    ------      ------
      Total royalties...............   2,913     2,340         573        24.5%

License fees........................     540       383         157        41.1%

Product sales:
   Reagents.........................     494       358         136        38.0%
   Stabilization....................   1,665     1,283         382        29.8%
                                      ------    ------      ------
      Total product
         sales......................   2,159     1,641         518        31.6%

Research and
  development:
   Commercial.......................     742       526         216        41.0%
   Government.......................   1,228     1,293         (65)       (5.0%)
                                      ------    ------      ------
      Total research and
         development................   1,970     1,819         151         8.3%
                                      ------    ------      ------
      Total revenues................  $7,582    $6,183      $1,399        22.6%

     The revenue increase in fiscal 1997 was primarily due to increases in all PhotoLink-related revenue sources: PhotoLink royalties increased 37.6%, license fees increased 41.1%, reagent sales increased 38.0% and commercial research and development increased 41.0% between years. The growth in PhotoLink royalties was primarily due to increases in the minimum royalty payments from certain clients and increased earned royalties from greater market penetration of coated products sold by licensees. The increase in reagent chemical sales was due to growing production of PhotoLink-coated devices by SurModics' clients. The increase in commercial development revenue was due to more customer-funded development projects related to PhotoLink coatings. Finally, the increase in license revenue was due to ten new license agreements being signed in fiscal 1997 compared to five in fiscal 1996.
     The 29.8% increase in stabilization sales was the result of greater market penetration due to the Company's sales and marketing efforts.

PRODUCT COSTS. The Company's product costs were $1.4 million in fiscal 1997, an increase of $217,000, or 17.9%, over fiscal 1996. Overall product margins increased to 33.7% in fiscal 1997 from 26.0% in fiscal 1996. The margin improvement was primarily due to manufacturing efficiencies achieved in producing reagent chemicals due to the increased demand.

RESEARCH AND DEVELOPMENT EXPENSE. Research and development expense was $3.6 million in fiscal 1997, an increase of $280,000, or 8.5%, over fiscal 1996. Most of this increase was due to increased patent-related costs, additional research studies at external laboratories and the additional compensation and benefit costs associated with the additional technical personnel hired by the Company during the year.

SALES AND MARKETING EXPENSE. Sales and marketing expense was $1.1 million in fiscal 1997, an increase of $186,000, or 20.5%, over fiscal 1996. This was primarily due to the additional compensation, benefit, and travel expenses associated with additional sales and marketing personnel hired during the year and increased customer activities, which resulted in more travel and promotional spending.

GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense was $1.4 million in fiscal 1997, an increase of $263,000, or 22.8%, over fiscal 1996. The increase was primarily due to the expenses associated with a new incentive compensation program.

OTHER INCOME (EXPENSE), NET. The Company's net other income was $198,000 in fiscal 1997, a decrease of $23,000, or 10.2% over fiscal 1996. This decrease was due primarily to a reduced level of interest income from investments.

NET OPERATING LOSS CARRYFORWARDS
As of September 30, 1998, the Company had a net operating loss carryforward of approximately $4.7 million, which expires in varying amounts through 2011. The Company also had $490,000 of capital loss carryforwards at September 30, 1998, which expire in 2001. A valuation allowance for the full amount of the deferred tax asset has been established due to the uncertainty of realization.

YEAR 2000 COMPLIANCE
The Company has evaluated its information technology infrastructure for Year 2000 compliance. The Company does not utilize any mainframe technology, but instead has an internal technical infrastructure comprised of client server networks and desktop microcomputers. The applications which run on these computers are primarily purchased software without any significant customized programming. Over the last two years, the Company has routinely upgraded most of its computer hardware, software and telecommunications systems. As a result of its internal reviews, the Company does not anticipate any problems related to Year 2000 compliance with its information technology infrastructure.
     The Company is in the process of evaluating its non-information technology systems with regard to Year 2000 compliance. This is especially important related to embedded technology such as microcontrollers contained in various lab equipment, and raw material suppliers who support the Company's manufacturing process. Based upon information currently available, the Company does not anticipate any material disruption in its operations as a result of any failure by either non-information technology equipment or one of its suppliers to be in compliance. Compliance should not be an issue with the Company's products, since they are not date-sensitive.
     Costs associated with Year 2000 compliance are expensed as incurred. To date, those costs have not been material. Based upon currently available information, the Company does not expect that the costs of addressing potential Year 2000 problems will have a material impact on the Company's financial condition or results of operations. The Company plans to devote the necessary resources to resolve any significant Year 2000 issues by no later than the end of fiscal year 1999.
     Although the Company is committed to addressing any issues well in advance of the Year 2000, there are risks if the Company's objectives are not met. The most severe risk is business interruption. Specific examples of situations that could cause business interruption include, among others, (i) computer hardware or application software processing errors or failures; (ii) failure of lab or manufacturing equipment; and (iii) outside suppliers who may not be Year 2000 compliant. Depending on the extent and duration of the business interruption resulting from non-compliant Year 2000 systems, such interruption could have a material adverse effect on the Company's financial condition and results of operations.

LIQUIDITY AND CAPITAL RESOURCES
As of September 30, 1998, the Company had working capital of approximately $5.1 million and cash, cash equivalents and investments totaling approximately $21.1 million. The Company has generated positive cash flows from operating activities of approximately $2.1 million in fiscal 1998, $0.5 million in fiscal 1997 and $0.4 million in fiscal 1996. The increase in fiscal 1998 was primarily due to the increased net income generated during the year. The significant increase in investing activities during fiscal 1998 was due to the repositioning of the public offering proceeds within an investment portfolio managed by an external investment manager. The Company's investments principally consist of U.S. government obligations and investment grade, interest-bearing corporate debt securities with varying maturity dates, the majority of which are three years or less. In addition, there was an increase in the Company's purchase of property and equipment in fiscal 1998 due to the build-out of some additional manufacturing and laboratory space and the purchase of additional equipment with a portion of the proceeds from the offering. The most significant financing activity over the last three years was the completion of the initial public offering of 2.3 million shares of Common Stock in March 1998. In total, the IPO generated net proceeds to the Company of approximately $15.5 million after deducting all offering expenses.
     As of September 30, 1998, the Company had no debt, nor did it have any credit agreements. The Company believes that its existing capital resources will be adequate to fund the Company's operations into the foreseeable future.

FORWARD-LOOKING STATEMENTS
Certain statements contained in this Annual Report and other written and oral statements made from time to time by the Company do not relate strictly to historical or current facts. As such, they are considered "forward-looking statements" which provide current expectations or forecasts of future events. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. Such statements can be identified by the use of terminology such as "anticipate," "believe," "estimate," "expect," "intend," "may," "could," "possible," "plan," "project," "will," "forecast" and similar words or expressions. The Company's forward-looking statements generally relate to its growth strategy, financial results, product development programs, sales efforts, and Year 2000 compliance. One must carefully consider forward-looking statements and understand that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions. Consequently, no forward-looking statement can be guaranteed and actual results may vary materially. The Company undertakes no obligation to update any forward-looking statement.
     Although it is not possible to create a comprehensive list of all factors that may cause actual results to differ from the Company's forward-looking statements, such factors include, among others, (i) the trend of consolidation in the medical device industry, resulting in more significant, complex and long-term contracts than in the past and potentially greater pricing pressures;
(ii) the Company's ability to attract new licensees and to enter into agreements for additional product applications with existing licensees, and the willingness of potential customers to sign license agreements under the terms offered by the Company; (iii) the success of existing licensees in selling products incorporating SurModics' technology and the timing of new product introductions by licensees; (iv) the difficulties and uncertainties associated with the lengthy and costly new product development and foreign and domestic regulatory approval processes, such as delays, difficulties or failures in achieving acceptable clinical results or obtaining foreign or FDA marketing clearances, which may result in lost market opportunities or postpone or preclude product commercialization by licensees; (v) efficacy or safety concerns with respect to products marketed by SurModics and its licensees, whether scientifically justified or not, that may lead to product recalls, withdrawals or declining sales; (vi) the development of new products or technologies by competitors, technological obsolescence and other changes in competitive factors; (vii) the Company's ability to successfully respond to Year 2000 issues, which depends, in part, on the availability of personnel, the Company's ability to identify and resolve issues, both foreseen and unforeseen, and the readiness of third parties to resolve their issues; and (viii) economic factors over which the Company has no control, including changes in inflation and consumer confidence. Investors are advised to consult any further disclosures by the Company on this subject in its filings with the Securities and Exchange Commission.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To SurModics, Inc.:

We have audited the accompanying balance sheets of SurModics, Inc. (a Minnesota corporation) as of September 30, 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SurModics, Inc. as of September 30, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.

/s/ ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
November 4, 1998



REPORT OF MANAGEMENT

The management of SurModics, Inc. is responsible for the integrity of the financial statements and other financial information contained in this annual report. The financial statements and related information were prepared in accordance with generally accepted accounting principles and include some amounts that are based on management's best estimates and judgments.
     To meet its responsibility, management depends on its accounting systems and related internal accounting controls. These systems are designed to provide reasonable assurance, at an appropriate cost, that financial records are reliable for use in preparing financial statements and that assets are safeguarded. Qualified personnel throughout the organization maintain and monitor these internal accounting controls on an ongoing basis.
     The Company's financial statements have been audited by Arthur Andersen LLP, independent public accountants, whose report thereon was based on audits conducted in accordance with generally accepted auditing standards. As part of their audits, the independent public accountants consider the Company's system of internal accounting controls for the purpose of determining the nature, scope and timing of audit tests to be performed.
     The Audit Committee of the Board of Directors, composed entirely of directors who are not employees of the Company, has met with the Company's independent public accountants, as well as management, to review accounting, auditing, internal control, financial reporting and other matters.

/s/ Dale R. Olseth
Chairman and Chief Executive Officer

/s/ Stephen C. Hathaway
Vice President and Chief Financial Officer

SURMODICS, INC
BALANCE SHEETS

AS OF SEPTEMBER 30                                                              1998               1997
-------------------------------------------------------------------------------------------------------
ASSETS

   CURRENT ASSETS
      Cash and cash equivalents ..................................      $  1,343,561       $    491,624
      Short-term investments .....................................         3,526,493          1,455,976
      Accounts receivable, net of allowance of $35,000 and $29,000         1,056,710            922,466
      Inventories, net ...........................................           379,946            264,008
      Prepaids and other .........................................           255,456             74,124
                                                                        ------------       ------------
            Total current assets .................................         6,562,166          3,208,198
                                                                        ------------       ------------

   PROPERTY AND EQUIPMENT
      Laboratory fixtures and equipment ..........................         2,313,236          2,027,940
      Office furniture and equipment .............................         1,002,210            834,222
      Leasehold improvements .....................................         1,323,387          1,049,802
      Less-Accumulated depreciation and amortization .............        (3,399,285)        (2,846,954)
                                                                        ------------       ------------
            Property and equipment, net ..........................         1,239,548          1,065,010

   LONG-TERM INVESTMENTS .........................................        16,248,914          1,874,118

   OTHER ASSETS, NET .............................................           254,361            302,930
                                                                        ------------       ------------
                                                                        $ 24,304,989       $  6,450,256
                                                                        ============       ============

LIABILITIES AND STOCKHOLDERS' EQUITY
   CURRENT LIABILITIES
      Accounts payable ...........................................      $    304,706       $    280,467
      Accrued liabilities --
         Compensation ............................................           615,264            400,861
         Other ...................................................           334,904             91,807
      Deferred revenues ..........................................           227,725            308,143
                                                                        ------------       ------------
         Total current liabilities ...............................         1,482,599          1,081,278
   DEFERRED REVENUES AND OTHER, LESS CURRENT PORTION .............           124,231            266,973
                                                                        ------------       ------------
            Total liabilities ....................................         1,606,830          1,348,251
                                                                        ------------       ------------
   COMMITMENTS AND CONTINGENCIES (NOTE 6)

   STOCKHOLDERS' EQUITY
      Series AConvertible Preferred Stock-$.05 par value;
         none and 376,828 shares issued and outstanding ..........                --             18,841

      Common Stock-$.05 par value, 15,000,000 shares authorized;
         7,214,085 and 3,400,868 shares issued and outstanding ...           360,704            170,044
         Additional paid-in capital ..............................        28,934,732         13,491,665
         Unearned compensation ...................................          (170,335)          (259,000)
         Stock purchase notes receivable .........................          (182,273)          (160,000)
         Unrealized gain on investments ..........................           278,244                 --
         Accumulated deficit .....................................        (6,522,913)        (8,159,545)
                                                                        ------------       ------------
            Total stockholders' equity ...........................        22,698,159          5,102,005
                                                                        ------------       ------------
                                                                        $ 24,304,989       $  6,450,256
                                                                        ============       ============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.

SURMODICS, INC.
STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED SEPTEMBER 30                            1998             1997             1996
--------------------------------------------------------------------------------------------------
REVENUES
   Royalties ..................................      $ 4,782,626      $ 2,913,119      $ 2,340,187
   License fees ...............................          222,500          540,000          382,500
   Product sales ..............................        2,797,647        2,158,572        1,641,226
   Research and development ...................        1,975,888        1,970,174        1,818,739
                                                     -----------      -----------      -----------
         Total revenues .......................        9,778,661        7,581,865        6,182,652
                                                     -----------      -----------      -----------

OPERATING COSTS AND EXPENSES
   Product ....................................        1,193,178        1,431,675        1,214,526
   Research and development ...................        4,521,689        3,597,061        3,316,767
   Sales and marketing ........................        1,419,028        1,098,316          911,622
   General and administrative .................        1,696,741        1,417,524        1,154,412
                                                     -----------      -----------      -----------
         Total operating costs and expenses ...        8,830,636        7,544,576        6,597,327
                                                     -----------      -----------      -----------

INCOME (LOSS) FROM OPERATIONS .................          948,025           37,289         (414,675)
                                                     -----------      -----------      -----------
OTHER INCOME (EXPENSE)
   Investment income and other, net ...........          698,193          209,204          275,849
   Gain (loss) on sale of investments .........           27,634               --          (54,901)
                                                     -----------      -----------      -----------
         Other income, net ....................          725,827          209,204          220,948
                                                     -----------      -----------      -----------

NET INCOME (LOSS) BEFORE INCOME TAXES .........        1,673,852          246,493         (193,727)

PROVISION FOR INCOME TAXES ....................           37,220           10,820               --
                                                     -----------      -----------      -----------

NET INCOME (LOSS) .............................      $ 1,636,632      $   235,673      $  (193,727)
                                                     ===========      ===========      ===========

NET INCOME (LOSS) PER SHARE
   Basic ......................................      $       .26      $       .05      $      (.04)
   Diluted ....................................      $       .24      $       .04      $      (.04)

WEIGHTED AVERAGE SHARES OUTSTANDING
   Basic ......................................        6,224,362        4,853,558        4,775,598
   Dilutive effect of outstanding stock options          574,271          531,780               --
                                                     -----------      -----------      -----------
   Diluted ....................................        6,798,633        5,385,338        4,775,598


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SURMODICS, INC
STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996
                                                      CONVERTIBLE PREFERRED STOCK                COMMON STOCK
                                                      ---------------------------       ---------------------------
                                                          SHARES           AMOUNT           SHARES           AMOUNT
-------------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1995 ....................         376,828       $   18,841        3,218,420       $  160,920
   Common stock options exercised ..............              --               --           71,628            3,584
   Conversion of nonvoting common stock to
      common stock .............................              --               --           26,232            1,312
   Restricted stock canceled ...................              --               --           (4,800)            (240)
   Amortization of unearned compensation .......              --               --               --               --
   Unrealized loss on investments ..............              --               --               --               --
   Realized loss on investments ................              --               --               --               --
   Net loss ....................................              --               --               --               --
                                                      ----------       ----------       ----------       ----------
BALANCE, SEPTEMBER 30, 1996 ....................         376,828           18,841        3,311,480          165,576
   Common stock options exercised ..............              --               --           45,388            2,268
   Restricted stock granted ....................              --               --           44,000            2,200
   Amortization of unearned compensation .......              --               --               --               --
   Net income ..................................              --               --               --               --
                                                      ----------       ----------       ----------       ----------
BALANCE, SEPTEMBER 30, 1997 ....................         376,828           18,841        3,400,868          170,044
   Common stock options exercised ..............              --               --           25,905            1,296
   Conversion of preferred stock to common stock        (376,828)         (18,841)       1,507,312           75,364
   Issuance of common stock ....................              --               --        2,300,000          115,000
   Restricted stock canceled ...................              --               --          (20,000)          (1,000)
   Restricted stock extension ..................              --               --               --               --
   Net loan activity ...........................              --               --               --               --
   Amortization of unearned compensation .......              --               --               --               --
   Unrealized gain on investments ..............              --               --               --               --
   Net income ..................................              --               --               --               --
                                                      ----------       ----------       ----------       ----------
BALANCE, SEPTEMBER 30, 1998 ....................              --       $       --        7,214,085       $  360,704
                                                      ==========       ==========       ==========       ==========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


   NONVOTING COMMON STOCK                                                             UNREALIZED                             TOTAL
---------------------------       ADDITIONAL         UNEARNED    STOCK PURCHASE  INVESTMENT GAIN      ACCUMULATED     STOCKHOLDERS'
    SHARES           AMOUNT  PAID-IN CAPITAL     COMPENSATION  NOTES RECEIVABLE           (LOSS)          DEFICIT           EQUITY
----------------------------------------------------------------------------------------------------------------------------------
    26,232     $      1,312     $ 12,898,473     $   (221,120)     $         --     $         --     $ (8,201,491)    $  4,656,935
        --               --          214,448               --                --               --               --          218,032

   (26,232)          (1,312)              --               --                --               --               --               --
        --               --          (18,960)           3,840                --               --               --          (15,360)
        --               --               --           74,560                --               --               --           74,560
        --               --               --               --                --          (54,901)              --          (54,901)
        --               --               --               --                --           54,901               --           54,901
        --               --               --               --                --               --         (193,727)        (193,727)
----------     ------------     ------------     ------------      ------------     ------------     ------------     ------------
        --               --       13,093,961         (142,720)               --               --       (8,395,218)       4,740,440
        --               --          179,904               --          (160,000)              --               --           22,172
        --               --          217,800         (220,000)               --               --               --               --
        --               --               --          103,720                --               --               --          103,720
        --               --               --               --                --               --          235,673          235,673
----------     ------------     ------------     ------------      ------------     ------------     ------------     ------------
        --               --       13,491,665         (259,000)         (160,000)              --       (8,159,545)       5,102,005
        --               --          111,988               --                --               --               --          113,284
        --               --          (56,523)              --                --               --               --               --
        --               --       15,406,102               --                --               --               --       15,521,102
        --               --          (34,500)          35,500                --               --               --               --
        --               --           16,000          (16,000)               --               --               --               --
        --               --               --               --           (22,273)              --               --          (22,273)
        --               --               --           69,165                --               --               --           69,165
        --               --               --               --                --          278,244               --          278,244
        --               --               --               --                --               --        1,636,632        1,636,632
----------     ------------     ------------     ------------      ------------     ------------     ------------     ------------
        --     $         --     $ 28,934,732     $   (170,335)     $   (182,273)    $    278,244     $ (6,522,913)    $ 22,698,159
==========     ============     ============     ============      ============     ============     ============     ============

                                       8

SURMODICS, INC
STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30                                                  1998                1997                1996
------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income (loss) ..............................................       $  1,636,632        $     235,67        $   (193,727)
   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities-
         Depreciation and amortization ............................            617,536             460,039             427,274
         Realized (gain)loss on investments .......................            (27,634)                 --              54,901
         Amortization of unearned compensation, net ...............             69,165             103,720              59,200
         Change in deferred rent ..................................            (17,742)            (11,104)              2,174
         Change in assets and liabilities:
            Accounts receivable ...................................           (134,244)           (294,647)            (67,849)
            Inventories ...........................................           (115,938)             (3,240)             (3,945)
            Accounts payable and accrued liabilities ..............            481,739             446,729              (9,962)
            Deferred revenue ......................................           (205,418)           (393,416)            138,268
            Prepaids and other ....................................           (181,332)            (12,701)            (33,303)
                                                                          ------------        ------------        ------------
               Net cash provided by operating activities ..........          2,122,764             531,053             373,031
                                                                          ------------        ------------        ------------

INVESTING ACTIVITIES
   Purchase of property and equipment, net ........................           (775,402)           (298,388)           (201,580)
   Purchases of available-for-sale investments ....................        (33,595,043)         (3,923,184)         (1,497,290)
   Sales/maturities of available-for-sale investments .............         17,455,608           2,425,000           2,659,520
   Issuance of stock purchase notes receivable,
      net of repayments ...........................................            (22,273)                 --                  --
   Other ..........................................................             31,897            (277,935)                 --
                                                                          ------------        ------------        ------------
               Net cash provided by (used in) investing activities         (16,905,213)         (2,074,507)            960,650
                                                                          ------------        ------------        ------------

FINANCING ACTIVITIES
   Issuance of common stock, net of offering costs ................         15,634,386              22,172             218,032
   Repayment of long-term debt and capital lease obligations ......                 --                  --             (16,917)
                                                                          ------------        ------------        ------------
               Net cash provided by financing activities ..........         15,634,386              22,172             201,115
                                                                          ------------        ------------        ------------
               Net increase (decrease) in cash and cash equivalents            851,937          (1,521,282)          1,534,796

CASH AND CASH EQUIVALENTS
   Beginning of year ..............................................            491,624           2,012,906             478,110
                                                                          ------------        ------------        ------------
   End of year ....................................................       $  1,343,561        $    491,624        $  2,012,906
                                                                          ============        ============        ============

SUPPLEMENTAL CASH FLOW INFORMATION
   Interest paid ..................................................       $         --        $      1,700        $      2,254
                                                                          ============        ============        ============
   Non-cash investing and financing activity-
      Issuance of stock purchase notes receivable from
         exercised stock options ..................................       $         --        $    160,000        $         --
                                                                          ============        ============        ============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SURMODICS, INC
NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION

SurModics, Inc. (the Company) develops, manufactures and markets innovative surface modifications primarily for medical devices and diagnostic products. The Company also produces and markets a line of proprietary biomolecule stabilization products. Its revenues are derived from the following: fees from licensing its patented technology to customers; royalties received from licensees; the sale of photoreactive chemical compounds to licensees and stabilization products to the diagnostic industry; and research and development fees generated on projects for commercial customers and government grants. The Company markets its products through a direct sales force primarily in the United States and some international markets.
     In March 1998, the Company completed an initial public offering of 2.3 million shares of Common Stock, including 300,000 shares purchased by the underwriters pursuant to the exercise of an overallotment option. In total, the offering generated net proceeds to the Company of approximately $15.5 million after deducting all offering expenses.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist principally of money market instruments with original maturities of three months or less and are stated at cost which approximates fair value.

INVESTMENTS
Investments consist principally of U.S. government obligations and corporate debt securities and are classified as available-for-sale as of September 30, 1998 and 1997. Available-for-sale investments are reported at fair value with unrealized gains and losses excluded from operations and reported as a separate component of stockholders' equity, except for other-than-temporary impairments, which are reported as a charge to current operations and result in a new cost basis for the investment.
     The amortized cost, unrealized holding gains and losses, and fair value of investments as of September 30, 1998, and the amortized cost of the investments, which approximated fair value as of September 30, 1997, were as follows:

                                                          SEPTEMBER 30, 1998                             SEPTEMBER 30, 1997
                                 ---------------------------------------------------------------------   ------------------
                                 AMORTIZED COST   UNREALIZED GAINS   UNREALIZED LOSSES      FAIR VALUE       AMORTIZED COST
                                 ------------------------------------------------------------------------------------------
U.S. government obligations ......  $12,178,480           $243,326            $     --     $12,421,806          $        --
Corporate bonds ..................    5,638,397              5,755                (724)      5,643,428            3,330,094
Mortgage-backed securities .......    1,286,413             28,784              (3,071)      1,312,126                   --
Municipal bonds ..................      200,000              4,174                  --         204,174                   --
Other debt securities ............      193,873                 --                  --         193,873                   --
                                    -----------    ---------------   -----------------     -----------       --------------
     Total .......................  $19,497,163           $282,039            $ (3,795)    $19,775,407          $ 3,330,094
                                    ===========    ===============   ==================    ===========       ==============

The amortized cost and fair value of investments by contracted maturity date at September 30, 1998, was as follows:

                                 AMORTIZED COST     FAIR VALUE
                                 -----------------------------
Debt securities due within:
     One year ..................    $ 3,526,493    $ 3,526,493
     One to five years .........     14,943,048     15,209,626
     Five years or more ........      1,027,622      1,039,288
                                    -----------    -----------
          Total ................    $19,497,163    $19,775,407
                                    ===========    ===========

INVENTORIES
Inventories are stated at the lower of cost or market using the specific identification method and include direct labor, materials and overhead. Inventories consisted of the following components as of September 30:

                                          1998         1997
                                      ---------------------
Raw materials .....................   $107,522     $ 67,099
Finished products .................    272,424      196,909
                                      --------     --------
     Total ........................   $379,946     $264,008
                                      ========     ========

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost and are depreciated using the straight-line method over three to five years, the estimated useful lives of the assets. Amortization of leasehold improvements is recorded on a straight-line basis over the estimated useful lives of the assets or the lease term, whichever is shorter.

OTHER ASSETS
Other assets consist principally of patents, which are amortized over 7 to 12 years. Accumulated amortization was $40,000 and $23,000 as of September 30, 1998 and 1997, respectively.

REVENUE RECOGNITION
Royalty revenue is recognized as third-party licensees report sales of the licensed product or as minimum royalties become due. Initial nonrefundable license fees are recognized as revenue upon execution of the license agreement. Certain nonrefundable license and research and development fees are recoverable by the licensees as offsets against a percentage of future earned royalties.

SURMODICS, INC
NOTES TO FINANCIAL STATEMENTS

Revenues on product sales are recognized as products are shipped and for research and development as performance progresses under the applicable contract.
     Cash received prior to performance is recorded as deferred revenues in the accompanying balance sheets. Deferred revenues also included advance payments from a third-party licensee to the Company, which were applied as a reduction of amounts otherwise due for earned royalties up to $75,000 per quarter and were fully absorbed during fiscal 1998.

MAJOR CUSTOMERS
Revenues from customers which exceed 10% of total revenues were as follows for the year ended September 30:

                                                 1998   1997   1996
                                                 ------------------
U.S. government agencies.......................   11%    16%    21%
Company A......................................   26%    21%    24%

INCOME TAXES
The Company utilizes the liability method to account for income taxes, and deferred taxes are based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the enacted tax laws.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

RECLASSIFICATION
Certain 1996 and 1997 amounts in the accompanying financial statements have been reclassified to conform to the 1998 presentation. These reclassifications had no effect on previously reported net income (loss) or stockholders' equity.

NEW ACCOUNTING PRONOUNCEMENTS
The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in financial statements. The Company will adopt the provisions of SFAS No. 130 in fiscal 1999.
     SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments in annual and interim financial statements. Operating segments are determined consistent with the way management organizes and evaluates financial information internally for making decisions and assessing performance. The Company will adopt the provisions of SFAS No. 131 in fiscal 1999.

3.   STOCKHOLDERS' EQUITY

AUTHORIZED SHARES
The authorized capital stock of the Company consists of 20,000,000 shares of capital stock, $.05 per share par value, of which 15,000,000 shares are Common Stock and 5,000,000 shares are undesignated.
     Each share of the Series A Convertible Preferred Stock was automatically converted into four shares of voting Common Stock upon the closing of the initial public offering. The authorized shares of Series A Convertible Preferred Stock were eliminated and this class of stock was canceled.

STOCK SPLIT
On December 22, 1997, the Company's board of directors approved a 4-for-1 stock split of all the Company's outstanding Common Stock. All share and per share data have been restated for all periods presented to reflect the Common Stock split.

RESTRICTED STOCK AWARDS
The Company has entered into restricted stock agreements with certain key employees, covering the issuance of Common Stock (the Restricted Stock). The Restricted Stock will be released to the key employees if they are employed by the Company at the end of a five-year waiting period. Unearned compensation has been recognized for the estimated fair value of the applicable common shares, reflected as a reduction of stockholders' equity, and is being charged to operations over the five-year waiting period.

Transactions in restricted stock were as follows:

    Outstanding at September 30, 1995...............    87,200
       Canceled.....................................    (4,800)
                                                       -------
    Outstanding at September 30, 1996...............    82,400
       Granted......................................    44,000
                                                       -------
    Outstanding at September 30, 1997...............   126,400
       Granted......................................     4,000
       Canceled.....................................   (24,000)
       Exercised....................................   (42,400)
                                                       -------
    Outstanding at September 30, 1998...............    64,000
                                                       =======

STOCK PURCHASE NOTES RECEIVABLE
The Company established a loan program during fiscal 1997 to assist employees in purchasing shares of the Company's stock. The loans are collateralized by the employees' purchased shares

SURMODICS, INC
NOTES TO FINANCIAL STATEMENTS

and require annual interest payments at a rate equal to prime at the date of issuance (8.5%) with principal and any unpaid interest due at the earlier of five years after the date of issuance or three months after termination of employment. Employees may borrow up to 100% of the option price for the shares purchased or up to 100% of their previous investment in the Company's stock. No further loans are being granted under this program.

4.   STOCK-BASED COMPENSATION PLAN

Upon adoption of the Company's 1997 Incentive Stock Option Plan (the Plan), 600,000 shares of Common Stock were reserved for issuance to employees and officers. The Plan requires that the option price per share cannot be less than 100% of the fair market value of the Common Stock (as determined by the board of directors) on the date of the grant of the option or 110% with respect to optionees who own more than 10% of the total combined voting power of all classes of stock. Options expire in five to seven years or upon termination of employment and are exercisable at a rate of 20% per year from the date of grant or 20% per year commencing one year after the date of grant. In addition, options representing a total of 272,900 shares remain outstanding from the Company's 1987 Incentive Stock Option Plan which was replaced by the 1997 Plan.
     Under the Company's Nonqualified Stock Option Plan, 972,240 shares of Common Stock were reserved for issuance to outside directors, employees and officers. The options have been granted at fair market value as determined by the board of directors on the date of grant. Options expire in five to ten years and are exercisable at a rate of 20% per year from the date of grant or 20% per year commencing two years after the date of grant.
     As of September 30, 1998, there were 575,500 additional shares available for grant under the stock plans. Information regarding stock options under all plans is summarized as follows:

                                      --------------------------------------------------------------------------------------------
                                                    1998                          1997                             1996
                                      --------------------------------------------------------------------------------------------
                                                          WEIGHTED                        WEIGHTED                        WEIGHTED
                                                           AVERAGE                         AVERAGE                         AVERAGE
OPTIONS                                   SHARES    EXERCISE PRICE        SHARES    EXERCISE PRICE        SHARES    EXERCISE PRICE
------------------------------------------------------------------    ----------------------------    ----------------------------
Outstanding, beginning of period....   1,204,800           $  4.60     1,163,600           $  4.52     1,396,280           $  4.35
     Granted........................     137,300              6.98       157,400              5.00         5,400              5.00
     Exercised......................     (26,220)             4.47       (45,388)             4.01       (71,628)             3.04
     Canceled.......................     (46,240)             4.78       (70,812)             4.51      (166,452)             3.78
                                      ----------    --------------    ----------    --------------    ----------    --------------
Outstanding, end of period..........   1,269,640           $  4.86     1,204,800           $  4.60     1,163,600           $  4.52
                                      ==========    ==============    ==========    ==============    ==========    ==============
Exercisable, end of period..........     757,860           $  4.49       589,320           $  4.42       436,760           $  4.26
                                      ==========    ==============    ==========    ==============    ==========    ==============
Weighted average fair value
     of options granted.............  $     4.91                      $     3.30                      $     3.23
                                      ==========                      ==========                      ==========

     The options outstanding at September 30, 1998 have exercise prices ranging between $4.00 and $7.75, with a weighted average exercise price of $4.86 and a weighted average remaining contractual life of 3.44 years.
     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1998 and 1997, respectively: risk-free interest rates of 5.00% and 6.24%; expected lives of 6.4 and 5.6 years; and expected volatility of 73% for both years.
     The Company accounts for the options under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the options been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income (loss) would have been the following pro forma amounts for the years ended September 30:

                                          1998           1997            1996
                                    -----------------------------------------
Net income (loss):
    As reported.................    $1,636,632       $235,673       $(193,727)
    Pro forma...................    $1,506,492       $155,541       $(194,890)

Net income (loss)
  per share:
    As reported
      diluted...................    $      .24       $    .04       $    (.04)
    Pro forma diluted...........    $      .22       $    .03       $    (.04)

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to October 1, 1995, the resulting pro forma information may not be representative of that to be expected in future periods.

SURMODICS, INC
NOTES TO FINANCIAL STATEMENTS

5.   INCOME TAXES

Deferred income taxes consisted of the following as of September 30:

                                              1998             1997
                                       ----------------------------
Deferred tax assets.................   $ 2,615,000      $ 3,242,000
Less- Valuation allowance...........    (2,615,000)      (3,242,000)
                                       -----------      -----------
     Net deferred tax assets........   $        --      $        --
                                       ===========      ===========

     These deferred tax assets result from differences in the recognition of transactions for income tax and financial reporting purposes. The principal temporary differences relate to certain financial reserves not deductible for tax purposes until paid, a capital loss carryforward and net operating loss carryforwards.
     The Company's net operating loss carryforwards of approximately $4.7 million at September 30, 1998 expire in varying amounts through 2011. The Company also had $490,000 of capital loss carryforwards at September 30, 1998, which expire in 2001. A valuation allowance for the full amount of the deferred tax asset has been established due to the uncertainty of realization.
     During fiscal year 1998 and 1997, the Company utilized approximately $1.7 million and $64,000 of net operating loss carryforwards to offset the current year income tax liability.

6.   COMMITMENTS AND CONTINGENCIES

OPERATING LEASES
The Company leases its office and laboratory space under an operating lease that expires in 1999. The lease provides for base monthly payments, which increase annually, and additional amounts to cover the Company's share of common area expenses and property taxes. The Company is responsible for maintenance, insurance and other normal operating costs. Rental expense for the base monthly payments and additional costs was approximately $296,000, $290,000 and $290,000 for the years ended September 30, 1998, 1997 and 1996, respectively.
     Future commitments under the operating lease are as follows as of September 30, 1998:

            1999..............   $216,000
            2000..............     54,000
                                 --------
                                 $270,000
                                 ========

GOVERNMENT CONTRACTS
Under provisions contained in the government research contracts, representatives of the government agencies have the right to access and review the Company's underlying records of contract costs. The government retains the right to reject expenses considered unallowable under the terms of the contract. The Defense Contract Audit Agency has reviewed the contracts through 1989. In the opinion of management, future amounts due, if any, with respect to open contract years will not have a material impact on the financial position or results of operations of the Company.

7.   DEFINED CONTRIBUTION PLAN

The Company has a 401(k) retirement and savings plan for the benefit of qualified employees. Under the plan, qualified employees may elect to defer up to 20% of their compensation, subject to a maximum limit determined by the Internal Revenue Service. The Company, at the discretion of the board of directors, may elect to make an additional contribution. Additional contributions totaling $117,000, $86,000 and $78,000 have been charged to operations for the years ended September 30, 1998, 1997 and 1996, respectively.

8.   QUARTERLY FINANCIAL DATA
     (UNAUDITED, IN THOUSANDS EXCEPT PER SHARE DATA)

                                                         FISCAL 1998
                                ---------------------------------------------------------------
                                FIRST QUARTER   SECOND QUARTER   THIRD QUARTER   FOURTH QUARTER
                                -------------   --------------   -------------   --------------
Revenues....................           $1,909           $2,579          $2,672           $2,619
Income from
     operations.............              101              288             330              229
Net income..................              151              376             566              544
Net income per share:
     Basic..................              .03              .07             .08              .08
     Diluted................              .03              .06             .07              .07

                                                         FISCAL 1998
                                ---------------------------------------------------------------
                                FIRST QUARTER   SECOND QUARTER   THIRD QUARTER   FOURTH QUARTER
                                ---------------------------------------------------------------

Revenues....................           $1,655           $1,866          $1,954           $2,107
Income (loss) from
     operations.............              (13)              17              19               14
Net income..................               26               68              73               69
Net income per share:
     Basic..................              .01              .01             .01              .01
     Diluted................              .00              .01             .01              .01

STOCK LISTING AND PRICE HISTORY

On March 4, 1998, the Company completed its initial public offering of Common Stock at a price of $7.50 per share. The stock is trading on the Nasdaq National Market under the symbol "SRDX." The following table sets forth the range of high and low closing sale prices for the Company's Common Stock, as reported by
Nasdaq:

FISCAL QUARTER ENDED                                 HIGH                   LOW
-------------------------------------------------------------------------------

December 31, 1997...........................          N/A                   N/A

March 31, 1998..............................     $  9 3/4              $  7 3/4

June 30, 1998...............................     $ 11 3/4              $  8 1/4

September 30, 1998..........................     $ 14 1/8              $ 7 3/16


According to the records of the Company's transfer agent, as of November 25, 1998, the Company had 258 holders of record of the Company's Common Stock (excluding beneficial owners of shares registered in nominee or street name).


The Company has never paid any cash dividends on its Common Stock and does not anticipate doing so in the foreseeable future. SurModics, Inc.