Form 10KSB, Exhibit 13
period 1999-09-30
SURMODICS INC
filed 1999-12-23
CIK 924717

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

General

         SurModics is a leading provider of surface modification solutions to medical device manufacturers. The Company's revenues are derived from four primary sources: fees from licensing its patented technology to customers; royalties received from licensees; the sale of photo-reactive chemical compounds to licensees and stabilization products to the diagnostics industry; and research and development fees generated on projects for commercial customers and government grants. In March 1998, the Company completed an initial public offering ("IPO") of 2.3 million shares of Common Stock which generated proceeds of approximately $15.5 million, net of related offering expenses.

         SurModics' royalty-based economic model once again drove strong financial performance in fiscal 1999. Total revenues increased 38% to $13.5 million in fiscal 1999 from $9.8 million in fiscal 1998. The overall revenue growth was led by an 84% increase in PhotoLink-related revenue to a record $7.6 million in fiscal 1999. The Company is continuing to see significant increases in the usage of the PhotoLink technology as shown by the growth in royalty revenue and reagent sales. PhotoLink royalties increased 77% to $3.9 million and reagent sales, those chemicals used by licensees in the PhotoLink coating process, increased 136% to $1.9 million. These revenue gains resulted in net income of $4.4 million, or $.54 per diluted share, compared to $1.6 million, or $.24 per diluted share, in fiscal 1998.

Results of Operations

                     Years Ended September 30, 1999 and 1998

         Revenues. The Company's revenues were $13.5 million in fiscal 1999, an increase of 38% over fiscal 1998. The revenue components were as follows:


(Dollars in thousands)                           Fiscal 1999       Fiscal 1998        Increase     %Increase
                                                 -----------       -----------        (Decrease)   (Decrease)
                                                                                      ----------   ----------
PhotoLink revenue:
    Royalties                                       $3,912            $2,205            $1,707         77%
    License fees                                       645               222               423        191%
    Reagent sales                                    1,876               794             1,082        136%
    Commercial development                           1,122               891               231         26%
                                                     -----               ---               ---
        Total PhotoLink revenue                      7,555             4,112             3,443         84%
Diagnostic royalties                                 2,758             2,578               180          7%
Stabilization products                               2,261             2,004               257         13%
Government research                                    920             1,085              (165)       (15%)
                                                       ---             -----             -----
             Total revenues                        $13,494            $9,779            $3,715         38%
                                                   =======            ======            ======         ===


         The revenue growth in fiscal 1999 was mainly due to the 84% increase in PhotoLink revenue between years. PhotoLink royalty revenue increased 77% due to the introduction of six additional coated products as well as increases in the sales of previously introduced coated products by licensees. Two of these new products are already generating meaningful royalties to the Company. SurModics' clients now have 43 PhotoLink-coated products on the market. Reagent sales increased 136% due to increased production of PhotoLink-coated devices by these clients. A single customer purchased 57% of the reagents sold during fiscal 1999 up from 12% in fiscal 1998. It is expected that the reagent purchases by this customer will decrease in the last half of fiscal 2000. During fiscal 1999, SurModics signed 14 new license agreements, compared to three new agreements in fiscal 1998, resulting in a 191% increase in license fees. Three new license agreements were signed in fiscal 1998. The Company now has license agreements with 44 companies covering over 100 product applications. Increased customer-funded development projects resulted in a 26% increase in commercial development revenue. Approximately 75% of the commercial development revenue resulted from work on projects for two customers. One of these customers accounted for 50% of the commercial development revenue in fiscal 1998.

         The growth of the non-PhotoLink revenues was more moderate in fiscal 1999. The diagnostic royalties grew 7% between years due to increased product sales by the licensee. Sales of stabilization chemicals grew 13% between years as a result of increased market penetration. Finally, revenue from government grants decreased 15% between years, as the Company has begun to internally-fund more of its research and development projects rather than relying on these grants.

         Product costs. The Company's product costs were $1.5 million for fiscal 1999, an increase of $300,000, or 27%, over fiscal 1998. Overall product margins increased to 63% in fiscal 1999 from 57% in fiscal 1998. The margin improvement was primarily due to cost efficiencies realized in the production of reagent chemicals as a result of increased production volumes. The margins on stabilization product sales remained relatively flat between years.

         Research and development expense. Research and development expense was $5.2 million for fiscal 1999, an increase of $700,000, or 16%, over fiscal 1998. Most of this increase was due to compensation and benefit expenses associated with the additional technical personnel hired by the Company during the year. In addition, the Company incurred additional expense on project management training for its technical personnel and increased legal expense related to the filing of new patents. These cost increases were offset by a reduction in the amount of research performed at external laboratories on government grants.

         Sales and marketing expense. Sales and marketing expense was $1.8 million for fiscal 1999, an increase of $400,000, or 25%, over fiscal 1998. This increase was primarily due to compensation and benefit expenses associated with additional sales and marketing personnel hired during the year, increased incentive compensation associated with the sales growth and increased promotional spending. These cost increases were offset by a reduction in market research costs. An external market study performed last year was not repeated this year.

         General and administrative expense. General and administrative expense was $2.5 million for fiscal 1999, an increase of $800,000, or 50%, over fiscal 1998. The increase was primarily due to compensation and benefit costs associated with additional personnel hired during the year, increased expenses associated with being a public company for the full year (such as investor relations costs, Nasdaq fees, and other external reporting expenses) and expenses associated with the shareholder rights plan adopted in fiscal 1999. In addition, a portion of the overall increase was from expenses associated with the Company president, who was appointed in the fourth quarter of 1998. The growth in general and administrative expenses is expected to slow considerably next year.

         Other income, net. The Company's net other income was $1.2 million for fiscal 1999, an increase of $400,000 or 59%, over fiscal 1998. The increase in interest income was due to earnings generated on the investments resulting from the $15.5 million of IPO proceeds received in March 1998. The level of investments also increased due to the $4.4 million of cash provided by operating activities in fiscal 1999.

         Benefit from income taxes. The Company's net income was benefited by a positive income tax adjustment. During fiscal 1999, management concluded that the Company would generate sufficient taxable income in the future to utilize all of the previously unrecognized tax net operating loss ("NOL") carryforwards prior to their expiration. Therefore, during fiscal 1999, the Company reversed a $2.5 million valuation allowance related to these NOL carryforwards.


                     Years Ended September 30, 1998 and 1997

         Revenues. The Company's revenues were $9.8 million in fiscal 1998, an increase of 29% over fiscal 1997. The revenue components were as follows:


(Dollars in thousands)                           Fiscal 1998       Fiscal 1997        Increase     % Increase
                                                 -----------       -----------       (Decrease)    (Decrease)
                                                                                     ----------    ----------
PhotoLink revenue:
    Royalties                                        $2,205            $1,448              $757        52%
    License fees                                        222               540              (318)      (59%)
    Reagent sales                                       794               494               300        61%
    Commercial development                              891               742               149        20%
                                                        ---               ---               ---
        Total PhotoLink revenue                       4,112             3,224               888        28%
Diagnostic royalties                                  2,578             1,465             1,113        76%
Stabilization products                                2,004             1,665               339        20%
Government research                                   1,085             1,228              (143)      (12%)
                                                      -----             -----             -----
             Total revenues                          $9,779            $7,582            $2,197        29%
                                                     ======            ======            ======        ===


         The fiscal 1998 revenue growth was primarily due to an increase in royalty revenue received from licensed clients. The 52% growth in PhotoLink royalties was due to increases in the minimum royalty payments from certain clients, the introduction of 10 additional coated products by the Company's licensees, and increased earned royalties from greater market penetration of previously released coated products sold by licensees. The sales of reagent chemicals increased 61%, as a result of growing production of PhotoLink-coated devices by SurModics' customers. Commercial development revenue increased 20% between years due to more customer-funded development projects related to PhotoLink coatings. Half of this revenue was generated on projects for a single customer. License revenue decreased due to the completion of fewer new license agreements during the year. Three new license agreements were signed in fiscal 1998, compared to ten in fiscal 1997.

         The 76% increase in diagnostic royalties was due primarily to the impact of two events in fiscal 1998: a product acquisition by a licensee and the issuance of a new patent to SurModics, both of which resulted in more of the licensee's sales being subject to royalties. The 20% increase in stabilization product sales was the result of greater market penetration due to the Company's sales and marketing efforts.

         Product costs. The Company's product costs were $1.2 million for fiscal 1998, a decrease of $200,000, or 17%, from fiscal 1997. Overall product margins increased to 57% in fiscal 1998 from 34% in fiscal 1997. The margin improvement was due to various manufacturing efficiencies achieved during the year as a result of increased production volumes. The most significant factors were: the transfer of stabilization production to a new manufacturing space which increased efficiency; a change to a less costly raw material formulation for the production of some stabilization products; and the increased market demand for some of the Company's products that allowed the Company to establish separate teams for stabilization and reagent production.

         Research and development expense. Research and development expense was $4.5 million for fiscal 1998, an increase of $900,000, or 26%, over fiscal 1997. Most of this increase was due to compensation, benefit, and general business expenses associated with the additional technical personnel hired by the Company during the year. In addition, the Company incurred additional depreciation expense associated with the build-out of additional laboratory space. These cost increases were offset by a reduction in the amount of research performed at external laboratories on government grants.

         Sales and marketing expense. Sales and marketing expense was $1.4 million for fiscal 1998, an increase of $300,000, or 29%, over fiscal 1997. This increase was primarily due to compensation, benefit, and travel expenses associated with additional sales and marketing personnel hired during the year and the cost of an external market study performed on potential genomics product applications.

         General and administrative expense. General and administrative expense was $1.7 million for fiscal 1998, an increase of $300,000, or 20%, over fiscal 1997. The increase was primarily due to the cost of a new directors' and officers' liability insurance policy that was entered into at the time of the IPO; new expenses associated with being a public company (such as investor relations costs, Nasdaq fees and other external reporting expenses); and additional expenses associated with certain consulting projects.

         Other income, net. The Company's net other income was $700,000 for fiscal 1998, an increase of $500,000, or 247%, over fiscal 1997. The increase in interest income was due to the earnings generated on the additional investments resulting from the $15.5 million of proceeds received from the IPO in March.

Net Operating Loss Carryforwards

         As of September 30, 1999, the Company had a NOL carryforward of approximately $5.6 million, which expires in varying amounts through 2014. The Company also has $400,000 of capital loss carryforwards at September 30, 1999, which expire in 2001. A valuation allowance of $149,000 has been established due to the uncertainty of realization of the capital loss carryforwards.

Year 2000 Compliance

         The Company has evaluated and tested its information technology infrastructure for Year 2000 compliance. The Company has an internal technical infrastructure comprised of client server networks and desktop microcomputers. The applications which run on these computers are primarily purchased software without any significant customized programming. Over the last few years, the Company has routinely upgraded most of its computer hardware, software and telecommunications systems. As a result of its evaluation, the Company does not anticipate any problems related to Year 2000 compliance with its information technology infrastructure.

         The Company has also evaluated and tested its non-information technology systems with regard to Year 2000 compliance, including contacting significant raw material suppliers. This is especially important related to embedded technology such as microcontrollers contained in various lab equipment, and raw material suppliers who support the Company's manufacturing process. Based upon information currently available, the Company does not anticipate any material disruption in its operations as a result of any failure by either non-information technology equipment or one of its suppliers to be in compliance. Compliance should not be an issue with the Company's products, since they are not date-sensitive.

         Costs associated with Year 2000 compliance are expensed as incurred. To date, those costs have not been material. Based upon currently available information, the Company does not expect that the costs of addressing any further Year 2000 issues will have a material impact on the Company's financial condition or results of operations.

         Although the Company believes it has addressed all Year 2000 issues, there are risks if the Company's evaluation has not been complete. The most severe risk is business interruption. Specific examples of situations that could cause business interruption include, among others, (i) computer hardware or application software processing errors or failures; (ii) failure of lab or manufacturing equipment; (iii) outside suppliers who may not be Year 2000 compliant. Depending on the extent and duration of the business interruption resulting from non-compliant Year 2000 systems, such interruption could have a material adverse effect on the Company's financial condition and results of operations.

Liquidity and Capital Resources

         As of September 30, 1999, the Company had working capital of approximately $5.8 million and cash, cash equivalents and investments totaling approximately $21.8 million. The Company generated positive cash flows from operating activities of approximately $4.4 million in fiscal 1999, $2.1 million in fiscal 1998 and $0.5 million in fiscal 1997. The increase in cash flow in fiscal 1999 was primarily due to the increased net income generated during the year.

         The significant increase in investing activities over the last two years was primarily due to the activity in the Company's available-for-sale investment portfolio as managed by an independent investment manager. SurModics' investment policy requires investments with high credit quality issuers and limits the amount of credit exposure to any one issuer. The Company's investments principally consist of U.S. government and government agency obligations and investment grade, interest-bearing corporate debt securities with varying maturity dates, the majority of which are three years or less. A 10% increase in interest rates would result in an approximate $150,000 decrease in the fair value of the Company's available-for-sale securities as of September 30, 1999, but no material impact on the results of operations or cash flows. SurModics' does not use derivative instruments in its investment portfolio.

         The increase in purchases of property and equipment in fiscal 1999 was primarily due to the Company's purchase of the land and building it currently occupies (which includes additional space for expansion) for approximately $3.2 million. The most significant financing activity over the last three years was the completion of the initial public offering of 2.3 million shares of Common Stock in March 1998, which generated net proceeds to the Company of approximately $15.5 million net of related offering expenses. The exercise of stock options generated an additional $1.3 million of cash during fiscal 1999.

         As of September 30, 1999, the Company had no debt, nor did it have any credit agreements. The Company believes that its existing capital resources will be adequate to fund the Company's operations into the foreseeable future.

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

                                SurModics, Inc.
                           Financial Statements as of
                          September 30, 1999 and 1998
                            Together With Report of
                         Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To SurModics, Inc.:

We have audited the accompanying balance sheets of SurModics, Inc. (a Minnesota corporation) as of September 30, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SurModics, Inc. as of September 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles.



                                                 /s/ ARTHUR ANDERSEN LLP



Minneapolis, Minnesota,
October 27, 1999

SurModics, Inc.
Balance Sheets
As of September 30


                                                                         1999                    1998
                                                                    --------------            ------------
ASSETS

Current Assets
   Cash and cash equivalents                                           $1,975,188              $1,343,561
   Short-term investments                                               3,947,273               3,526,493
   Accounts receivable, net of allowance of $40,000 and $35,000         1,433,328               1,056,710
   Inventories, net                                                       458,888                 379,946
   Prepaids and other                                                     259,403                 255,456
                                                                    --------------            ------------
               Total current assets                                     8,074,080               6,562,166

Property and Equipment, net                                             5,275,165               1,239,548
Long-Term Investments                                                  15,916,538              16,248,914
Deferred Tax Asset                                                      2,465,000                      --
Other Assets, net                                                         227,504                 254,361
                                                                    --------------            ------------
                                                                      $31,958,287             $24,304,989
                                                                    ==============            ============
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
   Accounts payable                                                      $710,363                $304,706
   Accrued liabilities-
      Compensation                                                        783,271                 615,264
      Other                                                               477,351                 334,904
   Deferred revenues                                                      268,283                 227,725
                                                                    --------------            ------------
               Total current liabilities                                2,239,268               1,482,599

Deferred Revenues, less current portion                                        --                 124,231
                                                                    --------------            ------------
               Total liabilities                                        2,239,268               1,606,830

Commitments and Contingencies (Note 6)

Stockholders' Equity
   Series A preferred stock- $.05 par value, 150,000 shares
      authorized no shares issued and outstanding                              --                      --
   Common stock- $.05 par value, 15,000,000 shares authorized
      7,701,921 and 7,214,085 shares issued and outstanding               385,096                 360,704
   Additional paid-in capital                                          32,008,996              28,934,732
   Unearned compensation                                                 (267,157)               (170,335)
   Stock purchase notes receivable                                        (58,273)               (182,273)
   Accumulated other comprehensive income (loss)                         (186,502)                278,244
   Accumulated deficit                                                 (2,163,141)             (6,522,913)
                                                                    --------------            ------------
               Total stockholders' equity                              29,719,019              22,698,159
                                                                    --------------            ------------
                                                                      $31,958,287             $24,304,989
                                                                    ==============            ============

The accompanying notes are an integral part of these balance sheets.

SurModics, Inc.
Statements of Operations
For the Years Ended September 30

                                                           1999              1998             1997
                                                        ----------       -----------       ----------
Revenues
   Royalties                                            $6,670,153       $4,782,626        $2,913,119
   License fees                                            645,000          222,500           540,000
   Product sales                                         4,135,970        2,797,647         2,158,572
   Research and development                              2,042,417        1,975,888         1,970,174
                                                        ----------       -----------       ----------
               Total revenues                           13,493,540        9,778,661         7,581,865
                                                        ----------       -----------       ----------
Operating Costs and Expenses
   Product                                               1,510,582        1,193,178         1,431,675
   Research and development                              5,247,647        4,521,689         3,597,061
   Sales and marketing                                   1,768,578        1,419,028         1,098,316
   General and administrative                            2,547,716        1,696,741         1,417,524
                                                        ----------       -----------       ----------
               Total operating costs and expenses       11,074,523        8,830,636         7,544,576
                                                        ----------       -----------       ----------
Income from Operations                                   2,419,017          948,025            37,289
                                                        ----------       -----------       ----------
Other Income
   Investment income and other, net                      1,068,861          698,193           209,204
   Gain on sale of investments                              88,599           27,634                --
                                                        ----------       -----------       ----------
               Other income, net                         1,157,460          725,827           209,204
                                                        ----------       -----------       ----------
Net Income Before Income Taxes                           3,576,477        1,673,852           246,493

Provision for (benefit from) Income Taxes                 (783,295)          37,220            10,820
                                                        ----------       -----------       ----------
Net Income                                              $4,359,772       $1,636,632        $  235,673
                                                        ==========       ===========       ==========
Net Income per Share
                                                              $.59             $.26              $.05
     Basic                                                    $.54             $.24              $.04
     Diluted

Weighted Average Shares Outstanding
     Basic                                               7,354,013        6,224,362         4,853,558
     Dilutive effect of outstanding stock options          688,064          574,271           531,780
                                                           -------          -------           -------
     Diluted                                             8,042,077        6,798,633         5,385,338



The accompanying notes are an integral part of these financial statements.

SurModics, Inc.
Statements of Stockholders' Equity
For the Years Ended September 30, 1999, 1998 and 1997

                                                                     Convertible               Voting
                                                                   Preferred Stock          Common Stock
                                                                 ---------------------    --------------------     Additional
                                                                  Shares     Amount       Shares     Amount    Paid-In Capital
                                                                 ---------- --------    ---------    ------    ---------------
Balance, September 30, 1996                                        376,828    $18,841   3,311,480   $165,576     $13,093,961
   Components of comprehensive income:
     Net income                                                          -          -           -          -               -
     Change in unrealized gain on available-for-sale securities          -          -           -          -               -
       Total comprehensive income
   Common stock options exercised                                        -          -      45,388      2,268         179,904
   Restricted stock granted                                              -          -      44,000      2,200         217,800
   Amortization of unearned compensation                                 -          -           -          -               -
                                                                  --------   --------   ---------   --------     -----------
Balance, September 30, 1997                                        376,828     18,841   3,400,868    170,044      13,491,665
   Components of comprehensive income:
     Net income                                                          -          -           -          -               -
     Change in unrealized gain on available-for-sale securities          -          -           -          -               -
       Total comprehensive income
   Common stock options exercised                                        -          -      25,905      1,296         111,988
   Conversion of preferred stock to common stock                  (376,828)   (18,841)  1,507,312     75,364         (56,523)
   Issuance of common stock                                              -          -   2,300,000    115,000      15,406,102
   Restricted stock activity                                             -          -     (20,000)    (1,000)        (18,500)
   Net loan activity                                                     -          -           -          -               -
   Amortization of unearned compensation                                 -          -           -          -               -
                                                                  --------   --------   ---------   --------     -----------
Balance, September 30, 1998                                              -          -   7,214,085    360,704      28,934,732
   Components of comprehensive income:
     Net income                                                          -          -           -          -               -
     Change in unrealized gain on available-for-sale securities          -          -           -          -               -
       Total comprehensive income
   Common stock options exercised, net                                   -          -     482,777     24,139       1,309,787
   Tax benefit from exercise of stock options                            -          -           -          -       1,650,000
   Restricted stock activity                                             -          -       8,500        425         170,305
   Net loan activity                                                     -          -      (3,441)      (172)        (55,828)
   Amortization of unearned compensation                                 -          -           -          -               -
                                                                  --------   --------   ---------   --------     -----------
Balance, September 30, 1999                                              -        $ -   7,701,921   $385,096     $32,008,996
                                                                  ========   ========   =========   ========     ===========


SurModics, Inc.
Statements of Stockholders' Equity
For the Years Ended September 30, 1999, 1998 and 1997
(continued)


                                                                                   Stock     Accumulated
                                                                                  Purchase     Other                       Total
                                                                      Unearned      Notes    Comprehensive Accumulated Stockholders'
                                                                    Compensation  Receivable Income(Loss)    Deficit      Equity
                                                                    ------------  ---------- ------------- -----------  -----------
Balance, September 30, 1996                                           $(142,720)      $ -         $ -      $(8,395,218)  $4,740,440
   Components of comprehensive income:
     Net income                                                               -         -           -          235,673      235,673
     Change in unrealized gain on available-for-sale securities               -         -           -                -            -
                                                                                                                          ---------
       Total comprehensive income                                                                                           235,673
                                                                                                                          ---------
   Common stock options exercised                                             -  (160,000)                                   22,172
   Restricted stock granted                                            (220,000)        -           -                -            -
   Amortization of unearned compensation                                103,720         -           -                -      103,720
                                                                      ---------  --------    --------      -----------    ---------
Balance, September 30, 1997                                            (259,000) (160,000)          -       (8,159,545)   5,102,005
   Components of comprehensive income:
     Net income                                                               -         -           -        1,636,632    1,636,632
     Change in unrealized gain on available-for-sale securities               -         -     278,244                -      278,244
                                                                                                                          ---------
       Total comprehensive income                                                                                         1,914,877
                                                                                                                          ---------
   Common stock options exercised                                             -         -           -                -      113,284
   Conversion of preferred stock to common stock                              -         -           -                -            -
   Issuance of common stock                                                   -         -           -                -   15,521,102
   Restricted stock activity                                             19,500         -           -                -            -
   Net loan activity                                                          -   (22,273)          -                -      (22,273)
   Amortization of unearned compensation                                 69,165         -           -                -       69,165
                                                                      ---------  --------    --------      -----------    ---------
Balance, September 30, 1998                                            (170,335) (182,273)    278,244       (6,522,913)  22,698,159

   Components of comprehensive income:
     Net income                                                               -         -           -        4,359,772    4,359,772
     Change in unrealized gain on available-for-sale securities               -         -    (464,746)               -     (464,746)
       Total comprehensive income                                                                                         3,895,026
   Common stock options exercised, net                                        -         -           -                -    1,333,926
   Tax benefit from exercise of stock options                                 -         -           -                -    1,650,000
   Restricted stock activity                                           (170,730)        -           -                -            -
   Net loan activity                                                          -   124,000           -                -       68,000
   Amortization of unearned compensation                                 73,908         -           -                -       73,908
                                                                      ---------  --------    --------      -----------    ---------
Balance, September 30, 1999                                           $(267,157) $(58,273)  $(186,502)     $(2,163,141) $29,719,019
                                                                      =========  ========    ========      ===========    =========


The accompanying notes are an integral part of these financial statements.

SurModics, Inc.
Statements of Cash Flows
For the Years Ended September 30



                                                                                   1999               1998              1997
                                                                                -----------        -----------        ----------
Operating Activities
   Net income                                                                   $ 4,359,772        $ 1,636,632        $  235,673
   Adjustments to reconcile net income to net cash provided by operating activities-
         Depreciation and amortization                                              708,937            617,536           460,039
         Gain on sale of investments                                                (88,599)           (27,634)                -
         Amortization of unearned compensation, net                                  73,908             69,165           103,720
         Change in deferred rent                                                    (30,481)           (17,742)          (11,104)
         Change in deferred tax                                                    (815,000)                 -                 -
         Change in assets and liabilities:
            Accounts receivable                                                    (376,618)          (134,244)         (294,647)
            Inventories                                                             (78,942)          (115,938)           (3,240)
            Accounts payable and accrued liabilities                                716,111            481,739           446,729
            Deferred revenue                                                        (53,192)          (205,418)         (393,416)
            Prepaids and other                                                       (3,947)          (181,332)          (12,701)
                                                                                -----------        -----------         ---------
               Net cash provided by operating activities                          4,411,949          2,122,764           531,053
                                                                                -----------        -----------         ---------
Investing Activities
   Purchases of property and equipment, net                                      (4,720,703)          (775,402)         (298,388)
   Purchases of available-for-sale investments                                  (24,436,386)       (33,595,043)       (3,923,184)
   Sales/maturities of available-for-sale investments                            23,971,835         17,455,608         2,425,000
   Repayment (issuance) of stock purchase notes receivable                           68,000            (22,273)                -
   Other                                                                              3,006             31,897          (277,935)
                                                                                -----------        -----------         ---------
               Net cash used in investing activities                             (5,114,248)       (16,905,213)       (2,074,507)
                                                                                -----------        -----------         ---------
Financing Activities
   Issuance of common stock, net of offering costs                                1,333,926         15,634,386            22,172
                                                                                -----------        -----------         ---------
               Net cash provided by financing activities                          1,333,926         15,634,386            22,172
                                                                                -----------        -----------         ---------
               Net increase (decrease) in cash and cash equivalents                 631,627            851,937        (1,521,282)

Cash and Cash Equivalents
   Beginning of year                                                              1,343,561            491,624         2,012,906
                                                                                -----------        -----------         ---------
   End of year                                                                  $ 1,975,188        $ 1,343,561        $  491,624
                                                                                ===========        ===========         =========
Supplemental Cash Flow Information
   Interest paid                                                                $         -        $         -        $    1,700

   Non-cash investing and financing activity--
      Issuance of stock purchase notes receivable from exercised stock          $         -        $         -        $  160,000
      options
      Tax benefit from exercise of stock options                                $ 1,650,000        $         -        $        -
                                                                                ===========        ===========         =========

The accompanying notes are an integral part of these financial statements.


SurModics, Inc.
Notes to Financial Statements

1.   Description

SurModics, Inc. (the Company) develops, manufactures and markets innovative surface modification solutions to the medical device industry. The Company also produces and markets a line of proprietary biomolecule stabilization products. Its revenues are derived from the following: fees from licensing its patented technology to customers; royalties received from licensees; the sale of photoreactive chemical compounds to licensees and stabilization products to the diagnostic industry; and research and development fees generated on projects for commercial customers and government grants. The Company markets its products through a direct sales force primarily in the United States and some international markets.

In March 1998, the Company completed an initial public offering of 2.3 million shares of Common Stock, generating net proceeds to the Company of approximately $15.5 million net of offering expenses.

2.   Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist principally of money market instruments with original maturities of three months or less and are stated at cost which approximates fair value.

Investments

Investments consist principally of U.S. government and government agency obligations and corporate debt securities and are classified as available-for-sale as of September 30, 1999 and 1998. Available-for-sale investments are reported at fair value with unrealized gains and losses excluded from operations and reported as a separate component of stockholders' equity, except for other-than-temporary impairments, which are reported as a charge to current operations and result in a new cost basis for the investment.

The amortized cost, unrealized holding gains and losses, and fair value of investments as of September 30, 1999 and 1998 were as follows:

                                                                  September 30, 1999
                                        ------------------------------------------------------------------------
                                          Amortized Cost         Unrealized         Unrealized        Fair Value
                                                                    Gains             Losses
                                        ----------------- ------------------ ----------------- -----------------
     U.S. government obligations             $10,422,826               $225        $(133,645)       $10,289,406
     Corporate bonds                           3,457,977                  -           (4,521)         3,453,455
     Mortgage-backed securities                2,682,899              2,742          (28,455)         2,657,186
     Asset-backed securities                   2,309,677                447           (7,854)         2,302,271
     Municipal bonds                           1,176,934                726          (16,167)         1,161,493
                                        ----------------- ------------------ ----------------- -----------------
                   Total                     $20,050,313             $4,140        $(190,642)       $19,863,811
                                        ================= ================== ================= =================



                                                                  September 30, 1998
                                        ------------------------------------------------------------------------
                                          Amortized Cost        Unrealized         Unrealized        Fair Value
                                                                   Gains              Losses
                                        ----------------- ------------------ ----------------- -----------------
     U.S. government obligations             $12,178,480           $243,326          $     -        $12,421,806
     Corporate bonds                           5,638,397              5,755             (724)         5,643,428
     Mortgage-backed securities                1,286,413             28,784           (3,071)         1,312,126
     Municipal bonds                             200,000              4,174                -            204,174
     Other debt securities                       193,873                  -                -            193,873
                                        ----------------- ------------------ ----------------- -----------------
                   Total                     $19,497,163           $282,039          $(3,795)       $19,775,407
                                        ================= ================== ================= =================


The amortized cost and fair value of investments by contractual maturity at September 30, 1999, were as follows:

                                       Amortized Cost        Fair Value
                                    ------------------ -----------------
     Debt securities due within:
          One year                         $3,947,273        $3,947,273
          One to five years                14,534,234        14,356,330
          Five years or more                1,568,806         1,560,208
                                    ------------------ -----------------
             Total                        $20,050,313       $19,863,811
                                    ================== =================


Inventories

Inventories are stated at the lower of cost or market using the specific identification method and include direct labor, materials and overhead. Inventories consisted of the following components as of September 30:

                                                 1999                1998
                                            ---------          ----------
            Raw materials                    $179,205            $107,522
            Finished products                 279,683             272,424
                                            ---------          ----------
            Total                            $458,888            $379,946
                                            =========          ==========

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over three to twenty years, the estimated useful lives of the assets. Upon completion, construction-in-progress will begin depreciation over the estimated useful lives of the assets.

                                                         1999            1998
                                                  ------------- ---------------
  Laboratory fixtures and equipment                $3,009,379      $2,313,236
  Office furniture and equipment                    1,383,197       1,002,210
  Building and improvements                         4,532,713       1,323,387
  Construction-in-progress                            408,362              --
  Less-Accumulated depreciation and amortization   (4,058,486)     (3,399,285)
                                                  -----------------------------
              Property and equipment, net          $5,275,165      $1,239,548
                                                  =============================

Other Assets

Other assets consist principally of patents, which are amortized over 7 to 12 years. Accumulated amortization was $64,000 and $40,000 as of September 30, 1999 and 1998, respectively.

Revenue Recognition

Royalties are recognized as third-party licensees report sales of the licensed product or as minimum royalties become due. Initial nonrefundable license fees are recognized as revenue upon execution of the license agreement. Certain nonrefundable license and research and development fees are recoverable by the licensees as offsets against a percentage of future earned royalties.

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

Reclassification

Certain 1998 and 1997 amounts in the accompanying financial statements have been reclassified to conform to the 1999 presentation. These reclassifications had no effect on previously reported net income or stockholders' equity.

New Accounting Pronouncements

SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. Based on its current operations, the Company anticipates that the adoption of SFAS No. 133 in fiscal 2002 will have not have a significant impact on its financial statements.

3.   Stockholders' Equity

Authorized Shares

The authorized capital stock of the Company consists of 20,000,000 shares of capital stock, $.05 per share par value, of which 15,000,000 shares are Common Stock, 150,000 are Series A Preferred Stock and 4,850,000 shares are undesignated. The Series A Preferred Stock was designated by board action in conjunction with a Shareholder Rights Plan and has certain preferential voting, liquidation and dividend rights as follows:

a. Each share of Series A Preferred Stock is entitled to 100 votes on all matters submitted to a vote of the stockholders of the Company.

b. In the event of liquidation of the Company, the holders of these shares are entitled to receive the greater of $100 per share or 100 times the per share amount to be distributed to holders of shares of Common Stock.

c. Preferred stockholders are entitled to receive a quarterly dividend of the greater of $1.00 per share or 100 times the per share amount of any dividend declared on the Common Stock.

Shareholder Rights Plan

In April 1999, the Company adopted a Shareholder Rights Plan (the "Rights Plan"). Under the Rights Plan, the Board of Directors declared a dividend to stockholders of record on April 5, 1999 of one preferred stock purchase right

(the "Rights") for each outstanding share of Common Stock. Each right entitles the holder to purchase one one-hundredth of a share of Series A Preferred Stock from the Company. The Rights issued under the plan will only become exercisable by stockholders, other than a potential acquirer, following an acquisition by the acquirer (without prior approval of the Company's board of directors) of 15% or more of the Company's Common Stock, or the announcement of a tender offer for 15% or more of the Common Stock. The Rights will expire in April 2009.

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

Transactions in restricted stock were as follows:

            Outstanding at September 30, 1996       82,400
               Granted                              44,000
                                                  --------
            Outstanding at September 30, 1997      126,400
               Granted                               4,000
               Canceled                            (24,000)
               Exercised                           (42,400)
                                                  --------
            Outstanding at September 30, 1998       64,000
               Granted                              12,500
               Canceled                             (4,000)
                                                  --------
            Outstanding at September 30, 1999       72,500
                                                  ========

Stock Purchase Notes Receivable

The Company established a loan program during fiscal 1997 to assist employees in purchasing shares of the Company's stock. The loans are collateralized by the employees' purchased shares and require annual interest payments at a rate equal to prime at the date of issuance (8.5%) with principal and any unpaid interest due at the earlier of five years after the date of issuance or three months after termination of employment. The loans may be repaid in either cash or mature shares held by the employee. No further loans are being granted under this program.

4.   Stock-Based Compensation Plan

Under the Company's 1997 Incentive Stock Option Plan (the Plan), 600,000 shares of Common Stock were reserved for issuance to employees and officers. The Plan requires that the option price per share must be at least 100% of the fair market value of the Common Stock on the date of the grant of the option or 110% with respect to optionees who own more than 10% of the total combined voting power of all classes of stock. Options expire in five to seven years or upon termination of employment and are exercisable at a rate of 20% per year from the date of grant or 20% per year commencing one year after the date of grant. In addition, options representing a total of 195,350 shares remain outstanding from the Company's 1987 Incentive Stock Option Plan which was replaced by the 1997 Plan.

Under the Company's Nonqualified Stock Option Plan, 972,240 shares of Common Stock were reserved for issuance to outside directors, employees and officers.

The options are granted at fair market value. Options expire in five to ten years and are exercisable at a rate of 20% per year from the date of grant or 20% per year commencing two years after the date of grant.

As of September 30, 1999, there were 420,380 additional shares available for grant under the stock plans. Information regarding stock options under all plans is summarized as follows:



                                        1999                           1998                           1997
                              -------------------------       ------------------------       -----------------------
                                              Weighted                        Weighted                      Weighted
                                              Average                         Average                        Average
                                             Exercise                         Exercise                      Exercise
         Options               Shares          Price           Shares          Price          Shares          Price
       ----------            --------       -----------      ----------      ---------       --------       --------
Outstanding, beginning
   of year                      1,269,640      $4.86            1,204,800      $4.60          1,163,600       $4.52
      Granted                     183,700      15.73              137,300       6.98            157,400        5.00
      Exercised                  (541,030)      4.16              (26,220)      4.47            (45,388)       4.01
      Canceled                    (38,020)      5.82              (46,240)      4.78            (70,812)       4.51
                             ------------     ------           ----------     ------          ---------      ------
Outstanding, end of
   year                           874,290      $7.53            1,269,640      $4.86          1,204,800       $4.60
                             ============     ======           ==========     ======          =========      ======
Exercisable, end of
   year                           439,410      $5.18              757,860      $4.49            589,320       $4.42
                             ============     ======           ==========     ======          =========      ======

Weighted average
   fair value of
   options granted                 $11.47                           $4.91                         $3.30
                                   ======                           =====                         =====


The options outstanding at September 30, 1999 have exercise prices ranging between $5.00 and $16.75, with a weighted average exercise price of $7.53 and a weighted average remaining contractual life of 5.33 years.

The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively: risk-free interest rates of 6.01%, 5.00% and 6.24%; expected lives of 7.3, 6.4 and 5.6 years; and expected volatility of 71%, 73% and 73%.

The Company accounts for the options under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the options been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income would have been the following pro forma amounts for the years ended September 30:

                                1999             1998             1997
                                ----             ----             ----
  Net income:
     As reported              $4,359,772       $1,636,632        $235,673
     Pro forma                $4,119,529       $1,506,492        $155,541
  Net income per share:
     As reported                    $.54             $.24            $.04
     Pro forma                      $.51             $.22            $.03

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to October 1, 1995, the resulting pro forma information may not be representative of that to be expected in future periods.

5.   Income Taxes

The Company utilizes the liability method to account for income taxes. Deferred taxes are based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. Reserves are established on the basis of expected ability to utilize the deferred assets. During fiscal 1999, management concluded that the Company would generate sufficient taxable income in the future to utilize all of the previously unrecognized tax net operating loss ("NOL") carryforwards attributable to ordinary income prior to their expiration.

The deferred income tax provision (benefit) reflects the net change during the year in deferred tax assets and liabilities. Income taxes in the accompanying statements of operations for the years ended September 30 were as follows:


                                                                 1999             1998             1997
                                                                 ----             ----             ----
   Current provision:
      Federal                                               $        -          $33,477           $  356
      State and foreign                                         16,705            3,743           10,464
                                                             ----------         -------           ------
                Total current provision                         16,705           37,220           10,820

   Deferred benefit:
      Federal                                                 (735,000)               -                -
      State                                                    (65,000)               -                -
                                                             ----------          ------           ------
                Total deferred benefit                        (800,000)               -                -
                                                             ----------          ------           ------
                Total provision (benefit)                   $ (783,295)         $37,220          $10,820
                                                             ==========         =======           ======


The reconciliation of the difference between amounts calculated at the statutory federal tax rate and the Company's effective tax rate was as follows:

                                                              1999             1998             1997
                                                              ----             ----             ----
   Amount at statutory federal income tax rate:             $1,323,000        $ 621,000         $ 93,000

   Change due to:
        Reversal of tax valuation allowance                 (2,466,000)               -                -
        Utilization of net operating losses                          -         (619,000)         (91,000)
        Rate difference for deferred tax assets                180,000                -                -
        Other                                                  179,705           35,220            8,820
                                                            ----------        ---------         --------
                Income tax provision (benefit)              $ (783,295)       $  37,220         $ 10,820
                                                            ==========        =========         ========

The components of deferred income taxes consisted of the following as of September 30:

                                                   1999              1998

 Net operating loss carryforwards               $2,048,000       $1,875,000
 Capital loss carryforwards                        149,000          197,000
 Depreciation                                      265,000          247,000
 Other                                             152,000          296,000
                                                ----------       ----------
          Total deferred tax assets              2,614,000        2,615,000

 Less- valuation allowance                        (149,000)      (2,615,000)
                                                ----------       ----------
                Net deferred tax assets         $2,465,000       $        -
                                                ==========       ==========

These deferred tax assets result from differences in the recognition of transactions for income tax and financial reporting purposes. The Company's NOL carryforwards of approximately $5.6 million at September 30, 1999 expire in varying amounts through 2014. The Company also has $400,000 of capital loss carryforwards at September 30, 1999, which expire in 2001, on which a 100% valuation allowance has been established.

6.   Commitments and Contingencies

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

Construction Commitments

The Company has entered into agreements with certain contractors for the construction of additional laboratory and office space totaling approximately $1.0 million, of which $408,000 was recorded in construction-in-progress as of September 30, 1999. This construction is expected to be completed in the first quarter of fiscal 2000.

7.   Defined Contribution Plan

The Company has a 401(k) retirement and savings plan for the benefit of qualified employees. Under the plan, qualified employees may elect to defer up to 20% of their compensation, subject to a maximum limit determined by the Internal Revenue Service. Beginning October 1, 1998, the Company matched 50 percent of each dollar of the first six percent of the tax deferral elected by each employee. In prior years, the Company made discretionary contributions to the plan subject to the approval of the Board of Directors. Company contributions totaling $122,000, $117,000 and $86,000 have been charged to operations for the years ended September 30, 1999, 1998 and 1997, respectively.

8.   Operating Segments (Dollars in thousands)

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company manages its business on the basis of three business segments: licensing, manufacturing, and research and development. The licensing segment includes all license fees and royalty revenues generated from the transfer of the Company's technology. No expenses are allocated to the licensing segment. The manufacturing segment includes revenue from the sale of PhotoLink reagents, stabilization products and DNA slides. The expenses include all production costs, including analytical costs to verify quality of the finished products and certain technical support. The research and development segment includes the revenue generated from development projects for commercial customers and research revenues received from government grants. The expenses include all costs of the Company's technical personnel. Corporate includes all administrative, sales and marketing costs of the Company. These costs, along with interest income and income taxes, are not allocated to the other business segments. The Company's assets are not reviewed by business segment. The accounting policies for segment reporting are the same as for the Company as a whole (see Note 2).

                                                            Research &
                           Licensing     Manufacturing     development       Corporate       Consolidated
                          ------------  ----------------  ---------------  ---------------  ---------------
Year Ended September 30, 1999
Revenues:
    PhotoLink                  $4,557            $1,876           $1,122              $ -           $7,555
    Diagnostic                  2,758                 -                -                -            2,758
    Stabilization                   -             2,261                -                -            2,261
    Government                      -                 -              920                -              920
                          ------------  ----------------  ---------------  ---------------  ---------------
Total Revenues                  7,315             4,137            2,042                -           13,494
Expenses                            -             1,511            5,248            4,316           11,075
                          ------------  ----------------  ---------------  ---------------  ---------------
Operating income (loss)         7,315             2,626           (3,206)          (4,316)           2,419
Other income                                                                        1,158            1,158
Income tax benefit                                                                    783              783
Net income                                                                                          $4,360
                                                                                            ==============

Year Ended September 30, 1998
Revenues:
    PhotoLink                  $2,427              $794             $891              $ -           $4,112
    Diagnostic                  2,578                 -                -                -            2,578
    Stabilization                   -             2,004                -                -            2,004
    Government                      -                 -            1,085                -            1,085
                          ------------  ----------------  ---------------  ---------------  ---------------
Total Revenues                  5,005             2,798            1,976                -            9,779
Expenses                            -             1,193            4,522            3,116            8,831
                          ------------  ----------------  ---------------  ---------------  ---------------
Operating income (loss)         5,005             1,605           (2,546)          (3,116)             948
Other income                                                                          726              726
Income tax expense                                                                    (37)             (37)
                                                                                            --------------
Net income                                                                                          $1,637
                                                                                            ==============


Year Ended September 30, 1997
Revenues:
    PhotoLink                  $1,988              $494             $742               $-           $3,224
    Diagnostic                  1,465                 -                -                -            1,465
    Stabilization                   -             1,665                -                -            1,665
    Government                      -                 -            1,228                -            1,228
                          ------------  ----------------  ---------------  ---------------  ---------------
Total Revenues                  3,453             2,159            1,970                -            7,582
Expenses                            -             1,432            3,597            2,516            7,545
                          ------------  ----------------  ---------------  ---------------  ---------------
Operating income (loss)         3,453               727           (1,627)          (2,516)              37
Other income                                                                          209              209
Income tax expense                                                                    (10)             (10)
                                                                                            ---------------
Net income                                                                                            $236
                                                                                            ===============



Major Customers

Revenues from customers that exceed 10% of total revenues were as follows for the years ended September 30:

                                      1999        1998        1997
                                      ----        ----        ----
  U.S. government agencies             7%         11%         16%
  Company A                           20%         26%         21%
  Company B                           12%          2%         --

Revenues from U.S. Government agencies are derived from the Research and development segment. Revenues from Company A are derived from the Licensing and royalties segment. Revenues from Company B are derived from all three revenue segments.

Geographic Revenue

Geographic revenues were as follows for the years ended September 30:

                                                  1999       1998        1997
                                                  ----       ----        ----
            Domestic                              87%         90%        93%
            Foreign                               13%         10%         7%

9. Quarterly Financial Data (Unaudited, in thousands except per share data)

                                   First Quarter         Second Quarter        Third Quarter        Fourth Quarter

Fiscal 1999
-----------
Revenues                              $2,639                $3,308                $3,685               $3,862
Income from operations                   265                   591                   755                  808
Net income                               925                 1,105                 1,214                1,117
Net income per share:
    Basic                                .13                   .15                   .16                  .15
    Diluted                              .12                   .14                   .15                  .14

Fiscal 1998
-----------
Revenues                              $1,909                $2,579                $2,672               $2,619
Income from operations                   101                   288                   330                  229
Net income                               151                   376                   566                  544
Net income per share:
    Basic                                .03                   .07                   .08                  .08
    Diluted                              .03                   .06                   .07                  .07



STOCK LISTING AND PRICE HISTORY

Surmodics' stock is traded on the Nasdaq National Market under the symbol "SRDX." On March 4, 1998, the Company completed its initial public offering of Common Stock at a price of $7.50 per share. The following table sets forth the range of high and low closing sale prices for the Company's Common Stock, as reported by Nasdaq:

FISCAL QUARTER ENDED                                 HIGH                 LOW
------------------------------------------------------------------------------

September 30, 1999.........................         $ 18 3/4           $ 14 1/8

June 30, 1999...............................        $ 16 3/4           $ 12 3/4

March 31, 1999..............................        $ 14 1/2           $  9 7/8

December 31, 1998...........................        $ 15 1/2           $  6 1/2

September 30, 1998..........................        $ 14 1/8           $ 7 3/16

June 30, 1998...............................        $ 11 3/4           $ 8 1/4

March 31, 1998..............................        $  9               $ 7 3/4

December 31, 1997...........................          N/A                N/A


According to the records of the Company's transfer agent, as of November 29, 1999, the Company had 227 holders of record of the Company's Common Stock (excluding beneficial owners of shares registered in nominee or street name).

The Company has never paid any cash dividends on its Common Stock and does not anticipate doing so in the foreseeable future.