Form 10-K, Exhibit 13
period 2000-09-30
SURMODICS INC
filed 2000-12-29
CIK 924717

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

General

      SurModics is a leading provider of surface modification solutions to medical device manufacturers. The Company's revenues are derived from four primary sources: fees from licensing its patented technology to customers; royalties received from licensees; the sale of photo-reactive chemical compounds to licensees and stabilization products to the diagnostics industry; and research and development fees generated on projects for commercial customers and government grants. In March 1998, the Company completed an initial public offering ("IPO") of 4.6 million shares of Common Stock that generated proceeds of $15.5 million, net of related offering expenses.

      Fiscal 2000 was a record year for SurModics. Total revenues increased 35% to $18.3 million from $13.5 million in fiscal 1999. The primary revenue growth driver was PhotoLink, as demand for its coating technology continued to increase. PhotoLink-related revenue increased 60% to a record $12.1 million in fiscal 2000 from $7.6 million in 1999 as all categories showed double-digit growth. PhotoLink royalties increased 73% to $6.8 million and reagent sales, those chemicals used by licensees in the coating process, increased 28% to $2.4 million. These revenue gains resulted in a 120% increase in operating income to $5.3 million from $2.4 million in fiscal 1999. Net income was $4.2 million, or $.25 per diluted share, compared to $4.4 million, or $.27 per diluted share, in fiscal 1999. However, the fiscal 1999 results included the reversal of a $2.5 million income tax valuation allowance related to net operating loss carryforwards.

Results of Operations

                     Years Ended September 30, 2000 and 1999

         Revenues. The Company's revenues were $18.3 million in fiscal 2000, an increase of 35% over fiscal 1999. The revenue components were as follows:

                                                                                Increase         % Increase
(Dollars in thousands)                     Fiscal 2000       Fiscal 1999        (Decrease)        (Decrease)
                                           -----------       -----------        ----------        ----------
PhotoLink revenue:
    Royalties                                $6,763            $3,912            $2,851             73%
    License fees                              1,470               645               825             128%
    Reagent sales                             2,393             1,876               517             28%
    Commercial development                    1,445             1,122               323             29%
                                              -----             -----               ---
        Total PhotoLink revenue              12,071             7,555             4,516             60%
Diagnostic royalties                          2,917             2,758               159              6%
Stabilization & other products                2,687             2,261               426             19%
Government research                             604               920             (316)            (34%)
                                                ---               ---             -----
             Total revenues                 $18,279           $13,494            $4,785             35%
                                            =======           =======            ======             ===

      The revenue growth in fiscal 2000 was largely due to the 60% increase in total PhotoLink revenue between years. PhotoLink royalties increased 73% due primarily to sales growth of previously introduced coated products by licensees. SurModics' clients now have 47 coated products on the market. Reagent sales increased 28% due to increased production of coated devices by PhotoLink clients. A single customer purchased 55% of the reagents sold during fiscal

2000, down from 57% in fiscal 1999. More importantly, reagent sales to all other customers increased 32% between years. During fiscal 2000, SurModics signed 10 new license agreements, compared to 14 new agreements executed in fiscal 1999. Revenue from license fees increased 128% from fiscal 1999 due to the receipt of a $1.0 million license fee from Motorola BioChip Systems during the fourth quarter of fiscal 2000. The Company now has license agreements with 49 companies covering over 100 product applications. Customer-funded development projects to optimize the PhotoLink coatings for each customer's specific application resulted in a 29% increase in commercial development revenue. Approximately 63% of the commercial development revenue resulted from work on a project for a single customer. This same customer accounted for 34% of the commercial development revenue in fiscal 1999.

      Non-PhotoLink revenue sources also grew in fiscal 2000; however, this growth was offset by a reduction in government revenue. The diagnostic royalties increased 6% between years. Most of this growth occurred in the first half of the year, as FDA manufacturing issues at the sole licensee impacted royalties in the second half. These royalties are expected to remain at a reduced level over the next two or three quarters. Sales of stabilization & other products grew 19%. A 9% decrease in stabilization chemical sales was more than offset by large growth in 3D-Link Activated Slides. Stabilization sales suffered from the loss of a large customer. Finally, revenue from government grants decreased 34% between years, as the Company has de-emphasized its reliance on grants and has internally funded more of its research and development projects.

         Product costs. The Company's product costs were $1.9 million for fiscal 2000, an increase of $400,000, or 26%, over fiscal 1999. Overall product margins averaged 63% during both years. Efficiencies gained through increased sales volumes were offset by additional scrap and labor costs.

         Research and development expense. Research and development expense was $6.8 million for fiscal 2000, an increase of $1.5 million, or 30%, over fiscal 1999. Most of this increase was due to compensation and benefit expenses associated with the additional technical personnel hired by the Company during the year. In addition, the Company incurred increased costs due to the build-out of additional lab space within the current facility early in the year and the associated costs to furnish the new space with equipment and supplies.

         Sales and marketing expense. Sales and marketing expense was $1.6 million for fiscal 2000, a decrease of $200,000, or 11%, over fiscal 1999. This decrease was due primarily to compensation and benefit expenses associated with unfilled sales and marketing positions throughout the year. Some of these positions were filled during the fourth quarter, so it is expected that sales and marketing expense will be higher in fiscal 2001.

         General and administrative expense. General and administrative expense was $2.7 million for fiscal 2000, an increase of $100,000, or 5%, over fiscal 1999. The increase was primarily due to inflation, resulting in higher compensation and benefit costs, and increased legal and professional fees.

         Other income, net. The Company's net other income was $1.4 million for fiscal 2000, an increase of $300,000, or 22%, over fiscal 1999. This income primarily represents interest earned on the Company's investments. The level of investments increased due to the $7.4 million of cash provided by operating activities, $13.2 million from the issuance of Common Stock and higher yields due to an increase in interest rates.

         Income tax expense. The Company's income tax provision was $2.5 million for fiscal year 2000 versus a $783,000 income tax benefit recorded in fiscal 1999. The Company's effective tax rate was 37% in fiscal 2000. The income tax benefit in fiscal 1999 resulted from the reversal of an income tax valuation allowance of approximately $2.5 million, reducing the Company's tax provision at statutory rates to a net credit of $783,000.

                     Years Ended September 30, 1999 and 1998

         Revenues. The Company's revenues were $13.5 million in fiscal 1999, an increase of 38% over fiscal 1998. The revenue components were as follows:

                                                                             Increase         % Increase
(Dollars in thousands)                 Fiscal 1999       Fiscal 1998        (Decrease)        (Decrease)
                                       -----------       -----------        ----------        ----------
PhotoLink revenue:
    Royalties                            $3,912            $2,205            $1,707             77%
    License fees                            645               222               423             191%
    Reagent sales                         1,876               794             1,082             136%
    Commercial development                1,122               891               231             26%
                                          -----               ---               ---
        Total PhotoLink revenue           7,555             4,112             3,443             84%
Diagnostic royalties                      2,758             2,578               180              7%
Stabilization & other products            2,261             2,004               257             13%
Government research                         920             1,085             (165)            (15%)
                                            ---             -----             -----
             Total revenues             $13,494            $9,779            $3,715             38%
                                        =======            ======            ======             ===

      The revenue growth in fiscal 1999 was mainly due to the 84% increase in PhotoLink revenue between years. PhotoLink royalties increased 77% due to the introduction of six additional coated products as well as increases in the sales of previously introduced coated products by licensees. Reagent sales increased 136% due to increased production of PhotoLink-coated devices by these clients. A single customer purchased 57% of the reagents sold during fiscal 1999, up from 12% in fiscal 1998. During fiscal 1999, SurModics signed 14 new license agreements, compared to three new agreements in fiscal 1998, resulting in a 191% increase in license fees. Increased customer-funded development projects resulted in a 26% increase in commercial development revenue. Approximately 75% of the commercial development revenue resulted from work on projects for two customers. One of these customers accounted for 50% of the commercial development revenue in fiscal 1998.

      The growth of the non-PhotoLink revenues was more moderate in fiscal 1999. The diagnostic royalties grew 7% between years due to increased product sales by the licensee. Sales of stabilization chemicals grew 13% between years as a result of increased market penetration. Finally, revenue from government grants decreased 15% between years, as the Company began to internally fund more of its research and development projects rather than relying on grants.

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

      Research and development expense. Research and development expense was $5.2 million for fiscal 1999, an increase of $700,000, or 16%, over fiscal 1998. Most of this increase was due to compensation and benefit expenses associated with the additional technical personnel hired by the Company during the year. In addition, the Company incurred expense on project management training for its technical personnel and increased legal expense related to the filing of new patents. These cost increases were offset by a reduction in the amount of research performed at external laboratories on government grants.

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

      General and administrative expense. General and administrative expense was $2.5 million for fiscal 1999, an increase of $800,000, or 50%, over fiscal 1998. The increase was primarily due to compensation and benefit costs associated with additional personnel hired during the year, increased expenses associated with being a public company for the full year (such as investor relations costs, Nasdaq fees and other external reporting expenses) and expenses associated with the shareholder rights plan adopted in fiscal 1999. In addition, a portion of the overall increase was from expenses associated with the Company president, who was appointed in the fourth quarter of 1998.

      Other income, net. The Company's net other income was $1.2 million for fiscal 1999, an increase of $400,000, or 59%, over fiscal 1998. The increase in interest income was due to earnings generated on the investments resulting from the $15.5 million of IPO proceeds received in March 1998. The level of investments also increased due to the $4.4 million of cash provided by operating activities in fiscal 1999.

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

Net Operating Loss Carryforwards

         As of September 30, 2000, the Company had NOL carryforwards of approximately $450,000 that expire in varying amounts through 2014. It is expected that these NOL carryforwards will be fully utilized in fiscal 2001. The Company also has $400,000 of capital loss carryforwards at September 30, 2000, which expire in 2001. A valuation allowance has been established due to the uncertainty of realization of the capital loss carryforwards.


Liquidity and Capital Resources

      As of September 30, 2000, the Company had working capital of $18.7 million and cash, cash equivalents and investments totaling $39.7 million. The Company generated positive cash flows from operating activities of $7.4 million in fiscal 2000, $4.4 million in fiscal 1999 and $2.1 million in fiscal 1998. The increase in cash flows in fiscal 2000 was primarily due to the increased net income generated during the year and the usage of NOL carryforwards, which resulted in a limited amount of cash required for the payment of income taxes.

      The significant increase in investing activities over the last year was primarily due to the activity in the Company's available-for-sale investment portfolio as managed by an independent investment manager. Additional funds were available for investment due to the Company's positive cash flows and from the issuance of Common Stock. SurModics' investment policy requires investments with high credit quality issuers and limits the amount of credit exposure to any one issuer. The Company's investments principally consist of U.S. government and government agency obligations and investment grade, interest-bearing corporate debt securities with varying maturity dates, the majority of which are five years or less. A 10% increase in interest rates would result in an approximate $380,000 decrease in the fair value of the Company's available-for-sale securities as of September 30, 2000, but no material impact on the results of operations or cash flows.

      The Company purchased $3.0 million of property and equipment in fiscal 2000, and $4.7 million in fiscal 1999, including $3.2 million for the land and building it currently occupies. The most significant financing activity over the last three years was the completion of the initial public offering of 4.6 million shares of Common Stock in March 1998, which generated net proceeds to the Company of $15.5 million, net of related offering expenses. In August 2000, the Company sold almost 800,000 shares of its Common Stock to Motorola, Inc. in a private placement that generated $13.0 million. Proceeds from stock option exercises generated an additional $200,000 and $1.3 million during fiscal 2000 and 1999, respectively.

      As of September 30, 2000, the Company had no debt, nor did it have any credit agreements. The Company believes that its existing capital resources will be adequate to fund the Company's operations into the foreseeable future.

New Accounting Pronouncements

      In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 requires that license and other up-front fees be recognized over the term of the agreement unless the fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process. The Company will adopt SAB 101 when required, which is currently expected to be in the fourth quarter of fiscal 2001. The Company is currently evaluating SAB 101 to determine whether its implementation will have any material impact on the Company's financial position or results of operations with respect to the license fees earned by SurModics. Any adjustment would result in a charge to earnings for the cumulative effect of the change. This amount would then be deferred and be recognized as revenue in future periods.

Forward-Looking Statements

      Certain statements contained in this Annual Report and other written and oral statements made from time to time by the Company do not relate strictly to historical or current facts. As such, they are considered "forward-looking statements" that provide current expectations or forecasts of future events. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. Such statements can be identified by the use of terminology such as "anticipate," "believe," "estimate," "expect," "intend," "may," "could," "possible," "plan," "project," "will," "forecast" and similar words or expressions. The Company's forward-looking statements generally relate to its growth strategy, financial results, product development programs, sales efforts and the impact of the Motorola and Cordis agreements. One must carefully consider forward-looking statements and understand that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions. Consequently, no forward-looking statement can be guaranteed and actual results may vary materially. The Company undertakes no obligation to update any forward-looking statement.

      Although it is not possible to create a comprehensive list of all factors that may cause actual results to differ from the Company's forward-looking statements, such factors include, among others, (i) the trend of consolidation in the medical device industry, resulting in more significant, complex and long-term contracts than in the past and potentially greater pricing pressures;
(ii) the Company's ability to attract new licensees and to enter into agreements for additional product applications with existing licensees, and the willingness of potential customers to sign license agreements under the terms offered by the Company; (iii) the success of existing licensees in selling products incorporating SurModics' technology and the timing of new product introductions by licensees; (iv) the difficulties and uncertainties associated with the lengthy and costly new product development and foreign and domestic regulatory approval processes, such as delays, difficulties or failures in achieving acceptable clinical results or obtaining foreign or FDA marketing clearances, which may result in lost market opportunities or postpone or preclude product commercialization by licensees; (v) efficacy or safety concerns with respect to products marketed by SurModics and its licensees, whether scientifically justified or not, that may lead to product recalls, withdrawals or declining sales; (vi) the development of new products or technologies by competitors, technological obsolescence and other changes in competitive factors; (vii) economic factors over which the Company has no control, including changes in inflation and consumer confidence. Investors are advised to consult any further disclosures by the Company on this subject in its filings with the Securities and Exchange Commission.

Report of Independent Public Accountants



To SurModics, Inc.:

We have audited the accompanying balance sheets of SurModics, Inc. (a Minnesota corporation) as of September 30, 2000 and 1999, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SurModics, Inc. as of September 30, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2000 in conformity with accounting principles generally accepted in the United States.



/s/ Arthur Andersen LLP


Minneapolis, Minnesota,

December 6, 2000

SurModics, Inc.
Balance Sheets
As of September 30
(thousands, except share data)

                                                                             2000           1999
                                                                           --------       --------
ASSETS
Current Assets
   Cash and cash equivalents                                               $  1,510       $  1,975
   Short-term investments                                                    15,847          3,947
   Accounts receivable, net of allowance for doubtful accounts of $40         1,406          1,433
   Inventories, net                                                             500            459
   Deferred tax asset                                                           912           --
   Prepaids and other                                                           911            260
                                                                           --------       --------
               Total current assets                                          21,086          8,074

Property and Equipment, net                                                   7,166          5,275
Long-Term Investments                                                        22,293         15,917
Other Assets, net                                                               204          2,692
                                                                           --------       --------
                                                                           $ 50,749       $ 31,958
                                                                           ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
   Accounts payable                                                        $    379       $    710
   Accrued liabilities-
      Compensation                                                            1,110            783
      Other                                                                     474            478
   Deferred revenues                                                            433            268
                                                                           --------       --------
               Total current liabilities                                      2,396          2,239

Deferred Revenues, less current portion                                          50           --
                                                                           --------       --------
               Total liabilities                                              2,446          2,239
                                                                           --------       --------

Commitments and Contingencies (Note 6)

Stockholders' Equity
   Series A preferred stock- $.05 par value, 450,000 shares
      Authorized, no shares issued and outstanding                             --             --
   Common stock- $.05 par value, 45,000,000 shares authorized
      16,556,002 and 15,403,842 shares issued and outstanding                   828            770
   Additional paid-in capital                                                45,740         31,624
   Unearned compensation                                                       (289)          (267)
   Stock purchase notes receivable                                               (7)           (58)
   Accumulated other comprehensive loss                                         (46)          (187)
   Retained earnings (accumulated deficit)                                    2,077         (2,163)
                                                                           --------       --------
               Total stockholders' equity                                    48,303         29,719
                                                                           --------       --------
                                                                           $ 50,749       $ 31,958
                                                                           ========       ========


The accompanying notes are an integral part of these balance sheets.

SurModics, Inc.
Statements of Operations
For the Years Ended September 30

(thousands, except net income per share)                                 2000           1999           1998
                                                                       --------       --------       --------
Revenues
   Royalties                                                           $  9,680       $  6,670       $  4,783
   License fees                                                           1,470            645            222
   Product sales                                                          5,080          4,137          2,798
   Research and development                                               2,049          2,042          1,976
                                                                       --------       --------       --------
               Total revenues                                            18,279         13,494          9,779
                                                                       --------       --------       --------
Operating Costs and Expenses
   Product                                                                1,903          1,511          1,193
   Research and development                                               6,797          5,248          4,522
   Sales and marketing                                                    1,573          1,769          1,419
   General and administrative                                             2,673          2,547          1,697
                                                                       --------       --------       --------
               Total operating costs and expenses                        12,946         11,075          8,831
                                                                       --------       --------       --------
Income from Operations                                                    5,333          2,419            948
                                                                       --------       --------       --------
Other Income
   Investment income and other, net                                       1,418          1,069            698
   Gain (loss) on sale of investments                                        (2)            89             28
                                                                       --------       --------       --------
               Other income, net                                          1,416          1,158            726
                                                                       --------       --------       --------
Income Before Income Taxes                                                6,749          3,577          1,674

Income Tax                                                                2,509           (783)            37
                                                                       --------       --------       --------
Net Income                                                             $  4,240       $  4,360       $  1,637
                                                                       ========       ========       ========

Net Income per Share
     Basic                                                             $    .27       $    .30       $    .13
     Diluted                                                           $    .25       $    .27       $    .12

Weighted Average Shares Outstanding
     Basic                                                               15,699         14,708         12,449
     Dilutive effect of outstanding stock options                         1,119          1,376          1,148
                                                                       --------       --------       --------
          Diluted                                                        16,818         16,084         13,597


The accompanying notes are an integral part of these financial statements.

SurModics, Inc.
Statements of Stockholders' Equity
For the Years Ended September 30, 2000, 1999 and 1998

                                                             Convertible                    Voting
                                                           Preferred Stock               Common Stock             Additional
                                                         Shares        Amount          Shares         Amount    Paid-In Capital
                                                         ------       --------         ------       --------       --------
Balance, September 30, 1997                                 377       $     19          6,802       $    340       $ 13,322
   Components of comprehensive income:
     Net income                                            --             --             --             --             --
     Change in unrealized gain on available-
         for-sale securities                               --             --             --             --             --

       Total comprehensive income

   Common stock options exercised                          --             --               52              2            111
   Conversion of preferred stock to common stock           (377)           (19)         3,014            151           (132)
   Issuance of common stock                                --             --            4,600            230         15,291
   Restricted stock activity                               --             --              (40)            (2)           (18)
   Net loan activity                                       --             --             --             --             --
   Amortization of unearned compensation                   --             --             --             --             --
                                                         ------       --------         ------       --------       --------
Balance, September 30, 1998                                --             --           14,428            721         28,574
   Components of comprehensive income:
     Net income                                            --             --             --             --             --
     Change in unrealized gain on available-
         for-sale securities                               --             --             --             --             --

       Total comprehensive income

   Common stock options exercised, net                     --             --              966             48          1,286
   Tax benefit from exercise of stock options              --             --             --             --            1,650
   Restricted stock activity                               --             --               17              1            170
   Net loan activity                                       --             --               (7)          --              (56)
   Amortization of unearned compensation                   --             --             --             --             --
                                                         ------       --------         ------       --------       --------
Balance, September 30, 1999                                --             --           15,404            770         31,624
   Components of comprehensive income:
     Net income                                            --             --             --             --             --
     Change in unrealized gain on available-
         for-sale securities                               --             --             --             --             --

       Total comprehensive income
   Issuance of common stock                                --             --              794             40         12,960
   Common stock options exercised, net                     --             --              360             18            220
   Tax benefit from exercise of stock options              --             --             --             --              818
   Restricted stock activity                               --             --               (2)          --              118
   Net loan activity                                       --             --             --             --             --
   Amortization of unearned compensation                   --             --             --             --             --
                                                         ------       --------         ------       --------       --------
Balance, September 30, 2000                                --             --           16,556       $    828       $ 45,740
                                                         ======       ========         ======       ========       ========
(Table continued)

The accompanying notes are an integral part of these financial statements.

(Table continued)

                                                                          Stock        Accumulated
                                                                         Purchase        Other                         Total
                                                          Unearned        Notes       Comprehensive  Accumulated    Stockholders'
                                                        Compensation    Receivable    Income (Loss)    Deficit        Equity
                                                         --------        -------       --------       --------       --------
Balance, September 30, 1997                              $   (259)      $   (160)      $   --         $ (8,160)      $  5,102
   Components of comprehensive income:
     Net income                                              --             --             --            1,637          1,637
     Change in unrealized gain on available-
         for-sale securities                                 --             --              278           --              278
                                                                                                                     --------
       Total comprehensive income                                                                                       1,915
                                                                                                                     --------
   Common stock options exercised                            --             --             --             --              113
   Conversion of preferred stock to common stock             --             --             --             --             --
   Issuance of common stock                                  --             --             --             --           15,521
   Restricted stock activity                                   20           --             --             --             --
   Net loan activity                                         --              (22)          --             --              (22)
   Amortization of unearned compensation                       69           --             --             --               69
                                                         --------        -------       --------       --------       --------
Balance, September 30, 1998                                  (170)          (182)           278         (6,523)        22,698
   Components of comprehensive income:
     Net income                                              --             --             --            4,360          4,360
     Change in unrealized gain on available-
         for-sale securities                                 --             --             (465)          --             (465)
                                                                                                                     --------
       Total comprehensive income                                                                                       3,895
                                                                                                                     --------
   Common stock options exercised, net                       --             --             --             --            1,334
   Tax benefit from exercise of stock options                --             --             --             --            1,650
   Restricted stock activity                                 (171)          --             --             --             --
   Net loan activity                                         --              124           --             --               68
   Amortization of unearned compensation                       74           --             --             --               74
                                                         --------        -------       --------       --------       --------
Balance, September 30, 1999                                  (267)           (58)          (187)        (2,163)        29,719
   Components of comprehensive income:
     Net income                                              --             --             --            4,240          4,240
     Change in unrealized gain on available-
         for-sale securities                                 --             --              141                           141
                                                                                                                     --------
       Total comprehensive income                                                                                       4,381
   Issuance of common stock                                  --             --             --             --           13,000
   Common stock options exercised, net                       --             --             --             --              238
   Tax benefit from exercise of stock options                --             --             --             --              818
   Restricted stock activity                                 (118)          --             --             --             --
   Net loan activity                                         --               51           --             --               51
   Amortization of unearned compensation                       96           --             --             --               96
                                                         --------        -------       --------       --------       --------
Balance, September 30, 2000                              $   (289)      $     (7)      $    (46)      $  2,077       $ 48,303
                                                         ========        =======       ========       ========       ========

SurModics, Inc.
Statements of Cash Flows
For the Years Ended September 30

                                                                           2000          1999            1998
                                                                         --------       --------       --------
Operating Activities
   Net income                                                            $  4,240       $  4,360       $  1,637
   Adjustments to reconcile net income to net cash provided by operating activities-
         Depreciation and amortization                                      1,126            709            617
         Loss (gain) on sale of investments                                     2            (89)           (28)
         Amortization of unearned compensation, net                            96             74             69
         Change in deferred rent                                             --              (30)           (18)
         Tax benefit from exercise of stock options                           818           1650           --
         Deferred tax provision                                             1,553         (2,465)          --
         Change in operating assets and liabilities:
            Accounts receivable                                                27           (377)          (134)
            Inventories                                                       (41)           (79)          (116)
            Accounts payable and accrued liabilities                           (8)           716            482
            Deferred revenue                                                  215            (53)          (205)
            Prepaids and other                                               (651)            (4)          (181)
                                                                         --------       --------       --------
               Net cash provided by operating activities                    7,377          4,412          2,123
                                                                         --------       --------       --------
Investing Activities
   Purchases of property and equipment, net                                (2,994)        (4,721)          (775)
   Purchases of available-for-sale investments                            (52,862)       (24,436)       (33,595)
   Sales/maturities of available-for-sale investments                      34,725         23,972         17,455
   Repayment (issuance) of stock purchase notes receivable                     51             68            (22)
   Other                                                                     --                3             32
                                                                         --------       --------       --------
               Net cash used in investing activities                      (21,080)        (5,114)       (16,905)
                                                                         --------       --------       --------
Financing Activities
   Issuance of common stock, net                                           13,238          1,334         15,634
                                                                         --------       --------       --------
               Net cash provided by financing activities                   13,238          1,334         15,634
                                                                         --------       --------       --------
               Net increase (decrease) in cash and cash equivalents          (465)           632            852

Cash and Cash Equivalents
   Beginning of year                                                        1,975          1,343            491
                                                                         --------       --------       --------
   End of year                                                           $  1,510       $  1,975       $  1,343
                                                                         ========       ========       ========

The accompanying notes are an integral part of these financial statements.

SurModics, Inc.
Notes to Financial Statements

1.   Description

     SurModics, Inc. (the Company) develops, manufactures and markets innovative surface modification solutions to the medical device industry. The Company's revenues are derived from the following: fees from licensing its patented technology to customers; royalties received from licensees; the sale of photoreactive chemical compounds to licensees, stabilization products to the diagnostic industry, and coated glass slides to the genomics market; and research and development fees generated on projects for commercial customers and government grants. The Company markets its products through a direct sales force primarily in the United States and some international markets.

2.   Summary of Significant Accounting Policies

Cash and Cash Equivalents

     Cash and cash equivalents consist principally of money market instruments with original maturities of three months or less and are stated at cost which approximates fair value.

Investments

     Investments consist principally of U.S. government and government agency obligations and corporate debt securities and are classified as available-for-sale as of September 30, 2000 and 1999. Available-for-sale investments are reported at fair value with unrealized gains and losses excluded from operations and reported as a separate component of stockholders' equity, except for other-than-temporary impairments, which are reported as a charge to current operations and result in a new cost basis for the investment.

     The amortized cost, unrealized holding gains and losses, and fair value of investments as of September 30, 2000 and 1999 were as follows (in thousands):

                                                                  September 30, 2000
                                          -------------------------------------------------------------------
                                          Amortized Cost      Unrealized         Unrealized        Fair Value
                                                                Gains               Losses
                                          --------------      ----------         ----------        ----------
     U.S. government obligations               $14,039             $52               $(74)           $14,017
     Corporate bonds                             9,095               2                (14)             9,083
     Mortgage-backed securities                  9,003              35                (33)             9,005
     Asset-backed securities                     3,598              10                 (7)             3,601
     Municipal bonds                             2,451               3                (20)             2,434
                                          ==============      ==========         ==========        ==========
                   Total                       $38,186            $102              $(148)           $38,140
                                          ==============      ==========         ==========        ==========

                                                                  September 30, 1999
                                          -------------------------------------------------------------------
                                          Amortized Cost      Unrealized         Unrealized        Fair Value
                                                                Gains               Losses
                                          --------------      ----------         ----------        ----------
     U.S. government obligations               $10,423             $ -              $(134)           $10,289
     Corporate bonds                             3,458               -                 (5)             3,453
     Mortgage-backed securities                  2,683               3                (28)             2,658
     Asset-backed securities                     2,310               -                 (8)             2,302
     Municipal bonds                             1,177               1                (16)             1,162
                                          ==============      ==========         ==========        ==========
                   Total                       $20,051             $ 4              $(191)           $19,864
                                          ==============      ==========         ==========        ==========

The amortized cost and fair value of investments by contractual maturity at September 30, 2000, were as follows:

                                               Amortized Cost    Fair Value
                                               --------------    ----------
     Debt securities due within:
          One year                                    $15,896       $15,847
          One to five years                            17,815        17,799
          Five years or more                            4,475         4,494
                                               ==============    ==========
             Total                                    $38,186       $38,140
                                               ==============    ==========


Inventories

Inventories are stated at the lower of cost or market using the specific identification method and include direct labor, materials and overhead. Inventories consisted of the following components as of September 30 (in thousands):

                                 2000           1999
                                 ----           ----
     Raw materials               $197           $179
     Finished products            303            280
                                 ----           ----
     Total                       $500           $459
                                 ====           ====


Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over three to twenty years, the estimated useful lives of the assets. Upon completion, construction-in-progress will begin depreciation over the estimated useful lives of the assets (in thousands).

                                                            2000          1999
                                                          -------       -------
      Laboratory fixtures and equipment                   $ 4,651       $ 3,009
      Office furniture and equipment                        1,790         1,383
      Building and improvements                             5,811         4,533
      Construction-in-progress                                 52           408
      Less-Accumulated depreciation and amortization       (5,138)       (4,058)
                                                          -------       -------
                  Property and equipment, net             $ 7,166       $ 5,275
                                                          =======       =======

Other Assets

     Other assets consist principally of patents, which are amortized over seven to twelve years. Accumulated amortization was $87,000 and $64,000 as of September 30, 2000 and 1999, respectively.

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

     Revenues on product sales are recognized as products are shipped, and revenues for research and development are recorded as performance progresses under the applicable contract.

     Cash received prior to performance is recorded as deferred revenues in the accompanying balance sheets.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for such items as depreciable lives and uncollectible accounts. Ultimate results could differ from those estimates.

New Accounting Pronouncements

     SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Company will adopt SFAS No. 133 on October 1, 2000 with no expected impact on its financial statements.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 requires that license and other up-front fees be recognized over the term of the agreement unless the fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process. The Company will adopt SAB 101 when required, which is currently expected to be in the fourth quarter of fiscal 2001. The Company is currently evaluating SAB 101 to determine whether its implementation will have any material impact on the Company's financial position or results of operations with respect to the license fees earned by SurModics. Any adjustment would result in a charge to earnings for the cumulative effect of the change. This amount would then be deferred and be recognized as revenue in future periods.

3.   Stockholders' Equity

     The Company effected a 2-for-1 split of its Common Stock on December 6, 2000, in the form of a 100% stock dividend. All share, per share and weighted average share information has been restated to reflect the split.

     On January 24, 2000, shareholders approved an amendment to the Articles of Incorporation to eliminate all references in the Articles to a class of Convertible Preferred Stock, shares of which were automatically converted as part of the Company's initial public offering in 1998. The amendment also increased the number of capital shares to 50,000,000 shares of capital stock, $.05 per share par value, of which 45,000,000 shares are Common Stock, 450,000 are Series A Preferred Stock and 4,550,000 shares are undesignated. The Series A Preferred Stock was designated by board action in conjunction with a Shareholder Rights Plan and has certain preferential voting, liquidation and dividend rights as follows:

a. Each share of Series A Preferred Stock is entitled to 200 votes on all matters submitted to a vote of the stockholders of the Company.

b. In the event of liquidation of the Company, the holders of these shares are entitled to receive the greater of $100 per share or 200 times the per share amount to be distributed to holders of shares of Common Stock.

c. Preferred stockholders are entitled to receive a quarterly dividend of the greater of $1.00 per share or 200 times the per share amount of any dividend declared on the Common Stock.

1999 Employee Stock Purchase Plan

     During fiscal 2000, the Company adopted the 1999 Employee Stock Purchase Plan (the "Stock Purchase Plan") under which the Company is authorized to issue up to 200,000 shares of Common Stock. All full-time and part-time employees (including officers) can choose to have up to 10% of their annual compensation withheld to purchase the Company's Common Stock. The purchase price of the stock is 85% of the average closing price over the five trading days immediately preceding March 1, 2000 or the average closing price over the five days immediately preceding February 28, 2001, whichever is less. The Company has not issued any shares under the Stock Purchase Plan during fiscal 2000. As of September 30, 2000, there was approximately $164,000 of employee contributions included in accrued liabilities in the accompanying financial statements. The Stock Purchase Plan does not allow an employee to purchase stock through the Stock Purchase Plan if immediately after the grant of an option, he or she would own stock representing 5% or more of the total combined voting power or value of all classes of the stock of the Company. The Stock Purchase Plan will terminate on February 28, 2010, unless the Board of Directors extends the term.

Restricted Stock Awards

The Company has entered into restricted stock agreements with certain key employees, covering the issuance of Common Stock (the "Restricted Stock"). The Restricted Stock will be released to the key employees if they are employed by the Company at the end of a five-year waiting period. Unearned compensation has been recognized for the estimated fair value of the applicable common shares, reflected as a reduction of stockholders' equity, and is being charged to operations over the five-year term.

Transactions in restricted stock were as follows:

            Outstanding at September 30, 1997          252,800
               Granted                                   8,000
               Canceled                                (48,000)
               Exercised                               (84,800)
                                                       -------
            Outstanding at September 30, 1998          128,000
               Granted                                  25,000
               Canceled                                 (8,000)
                                                       -------
            Outstanding at September 30, 1999          145,000
               Granted                                  11,000
               Canceled                                (12,500)
               Exercised                               (48,000)
                                                       -------
            Outstanding at September 30, 2000           95,500
                                                       =======

Stock Purchase Notes Receivable

     The Company established a loan program during fiscal 1997 to assist employees in purchasing shares of the Company's stock. The loans are collateralized by the employees' purchased shares and require annual interest payments at a rate equal to prime at the date of issuance (8.5%) with principal and any unpaid interest due at the earlier of five years after the date of issuance or three months after termination of employment. The loans may be repaid in either cash or mature shares held by the employee. No further loans have been granted under this program since fiscal 1997.

4.   Stock-Based Compensation Plan

     Under the Company's 1997 Incentive Stock Option Plan (the Plan), 1.2 million shares of Common Stock were reserved for issuance to employees and officers. The Plan requires that the option price per share must be at least 100% of the fair market value of the Common Stock on the date of the grant of the option or 110% with respect to optionees who own more than 10% of the total combined voting power of all classes of stock. Options expire in five to seven years or upon termination of employment and are exercisable at a rate of 20% per year from the date of grant or 20% per year commencing one year after the date of grant. In addition, options representing a total of 170,220 shares remain outstanding from the Company's 1987 Incentive Stock Option Plan which was replaced by the 1997 Plan.

     Under the Company's Nonqualified Stock Option Plan, 1,944,480 shares of Common Stock were reserved for issuance to outside directors, employees and officers. The options are granted at fair market value. Options expire in five to ten years and are exercisable at a rate of 20% per year from the date of grant or 20% per year commencing two years after the date of grant.

     As of September 30, 2000, there were 603,560 additional shares available for grant under the stock plans. Information regarding stock options under all plans is summarized as follows:

                                        2000                           1999                           1998
                                -----------------------        -------------------------      ------------------------
                                              Weighted                         Weighted                      Weighted
                                              Average                          Average                       Average
         Options                  Shares   Exercise Price        Shares     Exercise Price     Shares     Exercise Price
------------------------        ---------  --------------       ---------   --------------    ---------   --------------
Outstanding,
   beginning of year            1,748,580     $ 3.76            2,539,280       $ 2.43        2,409,600      $ 2.30
      Granted                     270,300      23.74              367,400         7.87          274,600        3.49
      Exercised                  (417,720)      2.56           (1,082,060)        2.08          (52,440)       2.24
      Canceled                    (33,100)      4.83              (76,040)        2.91          (92,480)       2.39
                                ---------     ------            ---------       ------        ---------      ------
Outstanding, end of year        1,568,060     $ 7.48            1,748,580       $ 3.76        2,539,280      $ 2.43
                                =========     ======            =========       ======        =========      ======

Exercisable, end of year          727,280     $ 3.19              878,820       $ 2.59        1,515,720      $ 2.24
                                =========     ======            =========       ======        =========      ======

Weighted average fair
   value of options granted        $16.92                           $5.73                         $2.45
                                =========                       =========                     =========

     The options outstanding at September 30, 2000 have exercise prices ranging between $2.50 and $25.09, with a weighted average exercise price of $7.48 and a weighted average remaining contractual life of 4.12 years.

     The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998, respectively: risk-free interest rates of 5.95%, 6.01% and 5.00%; expected lives of 7.2, 7.3 and 6.4; and expected volatility of 72%, 71% and 73%.

     The Company accounts for the options under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the options been determined consistent with SFAS No. 123, "Accounting for Stock-Based

Compensation," the Company's net income would have been the following pro forma amounts for the years ended September 30 (in thousands, except per share data):

                                         2000             1999            1998
                                        ------           ------          ------
  Net income:
     As reported                        $4,240           $4,360          $1,637
     Pro forma                          $3,565           $4,120          $1,506
  Net income per share-diluted:
     As reported                          $.25             $.27            $.12
     Pro forma                            $.21             $.26            $.11

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

     The deferred income tax provision (benefit) reflects the net change during the year in deferred tax assets and liabilities. Income taxes in the accompanying statements of operations for the years ended September 30 were as follows (in thousands):

                                                 2000        1999         1998
                                                ------      ------       ------
Current provision:
   Federal                                      $  904      $ --         $   33
   State and foreign                                77          17            4
                                                ------      ------       ------
             Total current provision               981          17           37

Deferred benefit:
   Federal                                       1,528        (735)        --
   State                                          --           (65)        --
                                                ------      ------       ------
             Total deferred benefit              1,528        (800)        --
                                                ------      ------       ------
             Total provision (benefit)          $2,509      $ (783)      $   37
                                                ======      ======       ======

The reconciliation of the difference between amounts calculated at the statutory federal tax rate and the Company's effective tax rate was as follows:

                                                   2000       1999         1998
                                                 -------    -------     -------

Amount at statutory federal income tax rate:     $ 2,500    $ 1,323     $   621

Change due to:
     Reversal of tax valuation allowance            --       (2,466)       --
     Utilization of net operating losses            --         --          (619)
     Rate difference for deferred tax assets        --          180        --
     Other                                             9        180          35
                                                 -------    -------     -------
             Income tax provision (benefit)      $ 2,509    $  (783)    $    37
                                                 =======    =======     =======

The components of deferred income taxes consisted of the following as of September 30:

                                                  2000              1999
                                                -------           -------
Net operating loss carryforwards                $   167           $ 2,048
Capital loss carryforwards                          149               149
Depreciation                                        319               265
Deferred revenue                                    129              --
Accruals and reserves                               297               152
                                                -------           -------
         Total deferred tax assets                1,061             2,614

Less- valuation allowance                          (149)             (149)
                                                -------           -------
               Net deferred tax assets          $   912           $ 2,465
                                                =======           =======


     These deferred tax assets result from differences in the recognition of transactions for income tax and financial reporting purposes. The Company has NOL carryforwards of approximately $450,000 at September 30, 2000. The Company also has $400,000 of capital loss carryforwards at September 30, 2000, which expire in 2001, on which a 100% valuation allowance has been established.

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

7.   Defined Contribution Plan

     The Company has a 401(k) retirement and savings plan for the benefit of qualified employees. Under the plan, qualified employees may elect to defer up to 20% of their compensation, subject to a maximum limit determined by the Internal Revenue Service. Beginning October 1, 1998, the Company matched 50% of each dollar of the first 6% of the tax deferral elected by each employee. In prior years, the Company made discretionary contributions to the plan subject to the approval of the Board of Directors. Company contributions totaling $138,000, $122,000, and $117,000 have been charged to operations for the years ended September 30, 2000, 1999 and 1998, respectively.

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

                                                               Research &
                                   Licensing   Manufacturing   development    Corporate      Consolidated
                                   ---------   -------------   -----------    ---------      ------------

Year Ended September 30, 2000
Revenues:
    PhotoLink                      $  8,233       $  2,393       $  1,445       $   --         $ 12,071
    Diagnostic                        2,917           --             --             --            2,917
    Stabilization & other              --            2,687           --             --            2,687
    Government                         --             --              604           --              604
                                   --------       --------       --------       --------       --------
Total revenues                       11,150          5,080          2,049           --           18,279
Expenses                               --            1,903          6,797          4,246         12,946
                                   --------       --------       --------       --------       --------
Operating income (loss)              11,150          3,177         (4,748)        (4,246)         5,333
Other income                                                                                      1,416
Income tax provision                                                                             (2,509)
                                                                                               --------
Net income                                                                                     $  4,240
                                                                                               ========
Year Ended September 30, 1999
Revenues:
    PhotoLink                      $  4,557       $  1,876       $  1,122       $   --         $  7,555
    Diagnostic                        2,758           --             --             --            2,758
    Stabilization & other              --            2,261           --             --            2,261
    Government                         --             --              920           --              920
                                   --------       --------       --------       --------       --------
Total revenues
                                      7,315          4,137          2,042           --           13,494
Expenses                               --            1,511          5,248          4,316         11,075
                                   --------       --------       --------       --------       --------
Operating income (loss)               7,315          2,626         (3,206)        (4,316)         2,419
Other income
                                                                                   1,158          1,158
Income tax expense
                                                                                     783            783
                                                                                               --------
Net income                                                                                     $  4,360
                                                                                               ========
Year Ended September 30, 1998
Revenues:
    PhotoLink                      $  2,427       $    794       $    891       $   --         $  4,112
    Diagnostic                        2,578           --             --             --            2,578
    Stabilization & other              --            2,004           --             --            2,004
    Government                         --             --            1,085           --            1,085
                                   --------       --------       --------       --------       --------
Total Revenues
                                      5,005          2,798          1,976           --            9,779
Expenses                               --            1,193          4,522          3,116          8,831
                                   --------       --------       --------       --------       --------
Operating income (loss)               5,005          1,605         (2,546)        (3,116)           948
Other income                                                                         726            726
Income tax expense                                                                   (37)           (37)
                                                                                               --------
Net income                                                                                     $  1,637
                                                                                               ========

Major Customers

Revenues from customers that exceed 10% of total revenues were as follows for the years ended September 30:

                                    2000         1999         1998

                                                                --
    U.S. government agencies           3%           7%          11%
    Company A                         20%          20%          26%
    Company B                         24%          12%           2%

Revenues from U.S. Government agencies are derived from the research and development segment. Revenues from Company A are derived from the licensing segment. Revenues from Company B are derived from all three revenue segments.

Geographic Revenue

Geographic revenues were as follows for the years ended September 30:

                                                 2000        1999       1998
                                                 ----        ----       ----
            Domestic                              89%         87%        90%
            Foreign                               11%         13%        10%

9. Quarterly Financial Data (Unaudited, in thousands except per share data)

                             First        Second         Third        Fourth
                            Quarter       Quarter       Quarter       Quarter
                            -------       -------       -------       -------
Fiscal 2000
Revenues                    $4,149        $4,441        $4,165        $5,524
Income from operations       1,206         1,151         1,039         1,937
Net income                     944           904           861         1,531
Net income per share:
    Basic                      .06           .06           .06           .10
    Diluted                    .06           .05           .05           .09

Fiscal 1999
Revenues                    $2,639        $3,308        $3,685        $3,862
Income from operations         265           591           755           808
Net income                     925         1,105         1,214         1,117
Net income per share:
    Basic                      .06           .08           .08           .07
    Diluted                    .06           .07           .08           .07

STOCK LISTING AND PRICE HISTORY

SurModics' stock is traded on the Nasdaq National Market under the symbol "SRDX." The table below sets forth the range of high and low closing sale prices for the Company's Common Stock, as reported by Nasdaq, since the date of the Company's Initial Public Offering in March 1998.

FISCAL QUARTER ENDED           HIGH              LOW
---------------------------------------------------------
September 30, 2000           $   28.46        $   14.44

June 30, 2000                $   18.66        $    9.56

March 31, 2000               $   17.31        $   11.25

December 31, 1999            $   16.06        $    6.75

September 30, 1999           $    9.38        $    7.06

June 30, 1999                $    8.38        $    6.38

March 31, 1999               $    7.25        $    4.94

December 31, 1998            $    7.75        $    3.25

September 30, 1998           $    7.06        $    3.59

June 30, 1998                $    5.88        $    4.13

March 31, 1998               $    4.50        $    3.88

According to the records of the Company's transfer agent, as of November 27, 2000, the Company had 201 holders of record of the Company's Common Stock and approximately 2,900 beneficial owners of shares registered in nominee or street name.

The Company has never paid any cash dividends on its Common Stock and does not anticipate doing so in the foreseeable future.