Form 10-K, Exhibit 13
period 2001-09-30
SURMODICS INC
filed 2001-12-27
CIK 924717

                                                                      EXHIBIT 13

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

GENERAL

         SurModics is a leading provider of surface modification solutions to medical device manufacturers. The Company's revenues are derived from four primary sources: fees from licensing its patented technology to customers; royalties received from licensees; the sale of photoreactive chemical compounds to licensees, stabilization products to the diagnostics industry and coated glass slides to the genomics market; and research and development fees generated on projects for commercial customers and government grants.

         Fiscal 2001 was another record year for SurModics. Total revenue increased 24% to $22.7 million from $18.3 million in fiscal 2000.
PhotoLink-related revenue increased 31% to a record $15.9 million from $12.1 million in 2000. All PhotoLink categories showed double-digit growth, but commercial development revenue was especially strong.

         Commercial development revenue jumped to $3.6 million from $1.4 million in 2000, a 152% increase. PhotoLink royalties increased 15% to $7.8 million and reagent sales, those chemicals used by licensees in the coating process, increased 10% to $2.6 million. Operating income rose 42% to $7.6 million from $5.3 million in fiscal 2000. Net income was $5.1 million, or $.29 per diluted share, compared to $4.2 million, or $.25 per diluted share, in fiscal 2000. Fiscal 2001 results included a charge of $1.7 million, or $.09 per diluted share, for the cumulative effect of a change in accounting principle related to the adoption of the SEC's Staff Accounting Bulletin No. 101.


RESULTS OF OPERATIONS

                     YEARS ENDED SEPTEMBER 30, 2001 AND 2000

         Revenue. The Company's revenue was $22.7 million in fiscal 2001, an increase of 24% over fiscal 2000. The revenue components were as follows:

                                                                                       Increase         % Increase
(Dollars in thousands)                           Fiscal 2001       Fiscal 2000        (Decrease)        (Decrease)
                                                 -----------       -----------        ----------        ----------
PhotoLink revenue:
    Royalties                                          $7,781            $6,763            $1,018           15%
    License fees                                        1,794             1,470               324           22%
    Reagent sales                                       2,638             2,393               245           10%
    Commercial development                              3,648             1,445             2,203          152%
                                                        -----             -----             -----
        Total PhotoLink revenue                        15,861            12,071             3,790           31%
Diagnostic royalties                                    3,253             2,917               336           12%
Stabilization & other products                          3,047             2,687               360           13%
Government research                                       532               604              (72)          (12%)
                                                          ---               ---              ----
             Total revenue                            $22,693           $18,279            $4,414           24%
                                                      =======           =======            ======           ===

         The revenue growth in fiscal 2001 was mostly due to a 31% increase in total PhotoLink revenue, especially commercial development and royalty revenue. An increase in customer-funded development activity resulted in a 152% rise in commercial development revenue. The two largest components of this were collaborative work performed with Johnson & Johnson's Cordis division on its drug-coated stent and

Motorola Life Sciences on genomics projects. A single customer accounted for approximately 66% of the commercial development revenue in 2001 and 63% in fiscal 2000. PhotoLink royalties increased 15% due to sales growth of previously introduced coated products by licensees, new coated products introduced in 2001, and increased minimum royalties. The top 10 product applications accounted for 84% of the PhotoLink royalties received in fiscal 2001. SurModics' clients now have 57 coated products on the market compared to 47 one year ago.

         Reagent sales increased 10% due to additional coated products on the market and increased production of previously introduced devices by PhotoLink clients. A single customer purchased 38% of the reagents sold during fiscal 2001, down from 55% in fiscal 2000. More importantly, reagent sales to all other customers increased 53% between years. During fiscal 2001, SurModics signed 10 new license agreements resulting in a 22% increase in license fee revenue to $1.8 million. Included in both years were $1.0 million in license fees from Motorola Life Sciences. The Company now has license agreements with 50 companies covering over 100 product applications.

         In total, non-PhotoLink revenue sources increased 10% in fiscal 2001. Diagnostic royalties increased 12%, most of which was due to proceeds from patent infringement settlements. Sales of stabilization and other products grew 13% between years. A 31% decrease in stabilization chemical sales was more than offset by a 141% increase in sales of 3D-Link Activated Slides; however, slide sales were down in the fourth quarter. Finally, revenue from government grants decreased 12% as the Company continues to de-emphasize its reliance on the government to fund its research projects.

         In fiscal 2002, management expects revenue growth in the 20 to 25% range. A significant event impacting this rate of growth will be the timing of Johnson & Johnson's launch of its drug-coated stent. If European regulatory approval is received around April 1, 2002, SurModics will receive royalties in only the fourth quarter of fiscal 2002. If European approval is received sooner, royalties will also be generated in the third quarter. Royalties will also be positively impacted by the 12 new coated products that clients are expected to launch in fiscal 2002. Several of these products have the potential to generate significant annual royalties. With respect to license revenue, the implementation of SAB 101 will require license fees to be deferred and recognized over an average of 15 years.

         Revenue will fluctuate from quarter to quarter depending on, among other factors: success by clients in selling coated medical devices; the timing of introductions of coated products by clients; the number and size of development projects that are entered into; the number of new license agreements that are finalized; one significant contract that generates lower royalty rates as the client's sales increase; and the impact of most medical device clients generating lower sales during the summer months, which results in relatively lower royalty revenue to SurModics in the first quarter of each fiscal year.

         Product costs. The Company's product costs were $2.4 million for fiscal 2001, an increase of $500,000, or 28%, over fiscal 2000. Overall product margins averaged 57%, a decrease from 63% in fiscal 2000. Reagent margins increased in 2001, while stabilization and slide margins declined. A portion of this decrease was due to a 15% reduction in stabilization product pricing. In addition, the Company completed additional manufacturing capacity in the first quarter, which added to certain of the overhead cost allocations. In fiscal 2002, management expects overall product margins to improve by one or two percentage points.

         Research and development expense. Research and development expense was $8.0 million for fiscal 2001, an increase of $1.2 million, or 18%, over fiscal 2000. Most of this increase was due to compensation and benefit expenses associated with the technical personnel hired by the Company during the year. In addition, the Company incurred increased legal fees associated with patents and increased depreciation from the full-year impact of the build-out of additional lab space in the prior year. In fiscal 2002, management expects research and development expenses to increase 18 to 20% over fiscal 2001, as the Company continues to invest in expanding its coating technology.

         Sales and marketing expense. Sales and marketing expense was $1.7 million for fiscal 2001, an increase of $125,000, or 8%, over fiscal 2000. Increased compensation and benefit expenses, travel, and consulting fees were partially offset by a decrease in recruiting costs associated with sales and marketing positions filled in the last quarter of fiscal 2000. In fiscal 2002, management expects sales and marketing expenses to increase in a similar range to fiscal 2001.

         General and administrative expense. General and administrative expense was $3.0 million for fiscal 2001, an increase of $300,000, or 12%, over fiscal 2000. The increase was primarily due to higher compensation and benefit costs, increased professional fees and higher utility costs. In addition, the Company expanded its operation within the current facility, eliminating tenant rental income that previously offset a portion of operating costs. In fiscal 2002, management expects general and administrative expenses to increase 8 to 10% over fiscal 2001.

         Other income, net. The Company's net other income was $3.1 million for fiscal 2001, an increase of $1.6 million, or 116%, over fiscal 2000. Interest earned on the Company's investments amounted to $2.3 million, an increase of 66% from fiscal 2000. The increase was due to the additional $7.8 million of cash provided by operating activities during the year, and the full year impact of the $13.0 million in proceeds from the issuance of Common Stock in the fourth quarter of fiscal 2000. The remaining $701,000 of net other income represented capital gains on investment sales to take advantage of an expiring tax capital loss carryforward. In fiscal 2002, management expects other income to decrease significantly due to a lower interest rate environment and, now that the tax capital loss has been fully utilized, no need to generate capital gain income for tax purposes.

         Income tax expense. The Company's income tax provision was $3.8 million in fiscal year 2001 versus $2.5 million in fiscal 2000. The effective tax rate was 36% in fiscal 2001, a slight decrease from 37% in fiscal 2000 due to the utilization of the capital loss carryforward discussed above.



                     YEARS ENDED SEPTEMBER 30, 2000 AND 1999

         Revenue. The Company's revenue was $18.3 million in fiscal 2000, an increase of 35% over fiscal 1999. The revenue components were as follows:

                                                                                       Increase         % Increase
(Dollars in thousands)                           Fiscal 2000       Fiscal 1999        (Decrease)        (Decrease)
                                                 -----------       -----------        ----------        ----------
PhotoLink revenue:
    Royalties                                          $6,763            $3,912            $2,851           73%
    License fees                                        1,470               645               825          128%
    Reagent sales                                       2,393             1,876               517           28%
    Commercial development                              1,445             1,122               323           29%
                                                        -----             -----               ---
        Total PhotoLink revenue                        12,071             7,555             4,516           60%
Diagnostic royalties                                    2,917             2,758               159            6%
Stabilization & other products                          2,687             2,261               426           19%
Government research                                       604               920             (316)          (34%)
                                                          ---               ---             -----
             Total revenue                            $18,279           $13,494            $4,785           35%
                                                      =======           =======            ======           ===

         The revenue growth in fiscal 2000 was largely due to the 60% increase in total PhotoLink revenue between years. PhotoLink royalties increased 73% due primarily to sales growth of previously introduced coated products by licensees. SurModics' clients had 47 coated products on the market. Reagent sales increased 28% due to increased production of coated devices by PhotoLink clients. A single customer purchased 55% of the reagents sold during fiscal 2000, down from 57% in fiscal 1999. More importantly, reagent sales to all other customers increased 32% between years. During fiscal 2000, SurModics signed 10 new license agreements, compared to 14 new agreements executed in fiscal 1999. Revenue from license fees increased 128% from fiscal 1999 due to the receipt of a $1.0 million license fee from Motorola Life Sciences during the fourth quarter of fiscal 2000. Customer-funded development projects to optimize the PhotoLink coatings for each customer's specific application resulted in a 29% increase in commercial development revenue. Approximately 63% of the commercial development revenue resulted from work on a project for a single customer. This same customer accounted for 34% of the commercial development revenue in fiscal 1999.

         Non-PhotoLink revenue sources also grew in fiscal 2000; however, this growth was offset by a reduction in government revenue. Diagnostic royalties increased 6% between years. Most of this growth occurred in the first half of the year, as FDA manufacturing issues at the sole licensee impacted royalties in the second half. Sales of stabilization and other products grew 19%. A 9% decrease in stabilization chemical sales was more than offset by large growth in 3D-Link Activated Slides. Stabilization sales suffered from the loss of a single large customer. Finally, revenue from government grants decreased 34% between years, as the Company has de-emphasized its reliance on grants and has internally funded more of its research projects.

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

         Sales and marketing expense. Sales and marketing expense was $1.6 million for fiscal 2000, a decrease of $200,000, or 11%, over fiscal 1999. This decrease was due primarily to compensation and benefit expenses associated with unfilled sales and marketing positions throughout the year. Some of these positions were filled during the fourth quarter.

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

         Income tax expense. The Company's income tax provision was $2.5 million for fiscal year 2000 versus a $783,000 income tax benefit in fiscal 1999. The Company's effective tax rate was 37% in fiscal

2000. The income tax benefit in fiscal 1999 resulted from the reversal of an income tax valuation allowance of approximately $2.5 million, reducing the Company's tax provision at statutory rates to a net credit of $783,000.




LIQUIDITY AND CAPITAL RESOURCES

         As of September 30, 2001, the Company had working capital of $17.7 million and cash, cash equivalents and investments totaling $44.4 million. The Company generated positive cash flows from operating activities of $7.8 million in fiscal 2001, $7.4 million in fiscal 2000, and $4.4 million in fiscal 1999. The increase in cash flows in fiscal 2001 was primarily due to the increased net income generated during the year and tax benefits generated from the exercise of employee stock options.

         The significant increase in investing activities over the last year was primarily due to the activity in the Company's available-for-sale investment portfolio as managed by an independent investment manager. Due to the desire to fully utilize an expiring tax capital loss carryforward, investing activities increased as certain investments were sold to generate gains and the proceeds were then reinvested.

         SurModics' investment policy requires investments with high credit quality issuers and limits the amount of credit exposure to any one issuer. The Company's investments principally consist of U.S. government and government agency obligations and investment-grade, interest-bearing corporate debt securities with varying maturity dates, the majority of which are five years or less. Because of the credit criteria of the Company's investment policies, the primary market risk associated with these investments is interest rate risk. SurModics does not use derivative financial instruments to manage interest rate risk or to speculate on future changes in interest rates. A 10% increase in interest rates would result in an approximate $350,000 decrease in the fair value of the Company's available-for-sale securities as of September 30, 2001, but no material impact on the results of operations or cash flows. Management believes that a reasonable change in raw material prices would not have a material impact on future earnings or cash flows because the Company's inventory exposure is not material. Also, the Company's foreign currency exposure is not significant.

         The Company purchased $2.1 million of personal property and equipment in fiscal 2001, and $3.0 million in fiscal 2000. In addition, in June 2001, the Company used $2.5 million to purchase real property for potential future expansion. The property was classified as an other asset at September 30, 2001, as the Company now intends to sell the property and expand into a different location. Subsequent to year-end, the Company purchased a facility on 27 acres of land for approximately $7.1 million and intends to move its operations into this facility towards the end of 2002.

         The most significant financing activity over the last three years was the sale of almost 800,000 shares of Common Stock to Motorola, Inc. in a private placement that generated $13.0 million in August 2000. Proceeds from stock option exercises generated an additional $700,000 and $200,000 during fiscal 2001 and 2000, respectively.

         As of September 30, 2001, the Company had no debt, nor did it have any credit agreements. The Company believes that its existing capital resources will be adequate to fund SurModics' operations into the foreseeable future.

NEW ACCOUNTING PRONOUNCEMENTS

         In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 requires that license and other up-front fees be recognized over the term of the agreement unless the fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process. The Company adopted SAB 101 effective October 1, 2000. As a result, the Company reported a charge to fiscal 2001 earnings of $1.7 million, net of taxes, or $.09 per diluted share, for the cumulative effect of a change in accounting principle. Had the accounting change been applied retroactively, net income would have decreased by $600,000 to $3.7 million, or $.22 per diluted share, in the year ended September 30, 2000 and decreased by $200,000 to $4.2 million, or $.26 per diluted share, in the year ended September 30, 1999. The Company now has $2.6 million in additional deferred revenue, net of deferred costs, that will be recognized as revenue in the future.

FORWARD-LOOKING STATEMENTS

         Certain statements contained in this Annual Report and other written and oral statements made from time to time by the Company do not relate strictly to historical or current facts. As such, they are considered "forward-looking statements" that provide current expectations or forecasts of future events. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. Such statements can be identified by the use of terminology such as "anticipate," "believe," "estimate," "expect," "intend," "may," "could," "possible," "plan," "project," "will," "forecast" and similar words or expressions. The Company's forward-looking statements generally relate to its growth strategy, financial results, product development programs, sales efforts, and the impact of the Motorola and Johnson & Johnson agreements. One must carefully consider forward-looking statements and understand that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions. Consequently, no forward-looking statement can be guaranteed and actual results may vary materially. The Company undertakes no obligation to update any forward-looking statement.

         Although it is not possible to create a comprehensive list of all factors that may cause actual results to differ from the Company's forward-looking statements, such factors include, among others: (i) the trend of consolidation in the medical device industry, resulting in more significant, complex and long-term contracts than in the past and potentially greater pricing pressures; (ii) the Company's ability to attract new licensees and to enter into agreements for additional product applications with existing licensees, and the willingness of potential customers to sign license agreements under the terms offered by the Company; (iii) the success of existing licensees in selling products incorporating SurModics' technology and the timing of new product introductions by licensees; (iv) the difficulties and uncertainties associated with the lengthy and costly new product development and foreign and domestic regulatory approval processes, such as delays, difficulties or failures in achieving acceptable clinical results or obtaining foreign or FDA marketing clearances, which may result in lost market opportunities or postpone or preclude product commercialization by licensees; (v) efficacy or safety concerns with respect to products marketed by SurModics and its licensees, whether scientifically justified or not, that may lead to product recalls, withdrawals or declining sales; (vi) the development of new products or technologies by competitors, technological obsolescence and other changes in competitive factors; and (vii) economic and other factors over which the Company has no control, including changes in inflation and consumer confidence. Investors are advised to consult any further disclosures by the Company on this subject in its filings with the Securities and Exchange Commission.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To SurModics, Inc.:

         We have audited the accompanying balance sheets of SurModics, Inc. (a Minnesota corporation) as of September 30, 2001 and 2000, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SurModics, Inc. as of September 30, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States.

         As explained in Note 2 to the financial statements, effective October 1, 2000, the Company changed its method of accounting for revenue recognition of license fees.


Arthur Andersen LLP



Minneapolis, Minnesota,

October 23, 2001

SurModics, Inc.
Balance Sheets
As of September 30
(thousands, except share data)                                               2001           2000
                                                                           --------       --------
ASSETS

Current Assets
   Cash and cash equivalents                                               $  9,044       $  1,510
   Short-term investments                                                     5,796         15,847
   Accounts receivable, net of allowance for doubtful accounts of $40         3,245          1,406
   Inventories                                                                  724            500
   Deferred tax asset                                                           297            912
   Prepaids and other                                                           877            911
                                                                           --------       --------
               Total current assets                                          19,983         21,086

Property and Equipment, net                                                   7,672          7,166
Long-Term Investments                                                        29,565         22,293
Deferred Tax Asset                                                              646             --
Other Assets, net                                                             2,717            204
                                                                           --------       --------
                                                                           $ 60,583       $ 50,749
                                                                           ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
   Accounts payable                                                        $    553       $    379
   Accrued liabilities-
      Compensation                                                              874          1,110
      Income taxes                                                              356             --
      Other                                                                     442            474
   Deferred revenue                                                             303            433
                                                                           --------       --------
               Total current liabilities                                      2,528          2,396

Deferred Revenue, less current portion                                        2,355             50
                                                                           --------       --------
               Total liabilities                                              4,883          2,446
                                                                           --------       --------
Commitments and Contingencies (Note 6)

Stockholders' Equity
   Series A preferred stock- $.05 par value, 450,000 shares
      authorized, no shares issued and outstanding                               --             --
   Common stock- $.05 par value, 45,000,000 shares authorized
      16,760,501 and 16,556,002 shares issued and outstanding                   838            828
   Additional paid-in capital                                                47,777         45,740
   Unearned compensation                                                       (376)          (289)
   Stock purchase notes receivable                                               --             (7)
   Accumulated other comprehensive income (loss)                                275            (46)
   Retained earnings                                                          7,186          2,077
                                                                           --------       --------
               Total stockholders' equity                                    55,700         48,303
                                                                           --------       --------
                                                                           $ 60,583       $ 50,749
                                                                           ========       ========

The accompanying notes are an integral part of these balance sheets.

SurModics, Inc.
Statements of Income
For the Years Ended September 30
(thousands, except net income per share)                        2001           2000           1999
                                                              --------       --------       --------
Revenue
   Royalties                                                  $ 11,034       $  9,680       $  6,670
   License fees                                                  1,794          1,470            645
   Product sales                                                 5,685          5,080          4,137
   Research and development                                      4,180          2,049          2,042
                                                              --------       --------       --------
               Total revenue                                    22,693         18,279         13,494
                                                              --------       --------       --------
Operating Costs and Expenses
   Product                                                       2,440          1,903          1,511
   Research and development                                      7,997          6,797          5,248
   Sales and marketing                                           1,698          1,573          1,769
   General and administrative                                    2,992          2,673          2,547
                                                              --------       --------       --------
               Total operating costs and expenses               15,127         12,946         11,075
                                                              --------       --------       --------
Income from Operations                                           7,566          5,333          2,419
                                                              --------       --------       --------
Other Income
   Investment income                                             2,354          1,418          1,069
   Gain (loss) on sale of investments                              701             (2)            89
                                                              --------       --------       --------
               Other income, net                                 3,055          1,416          1,158
                                                              --------       --------       --------
Income Before Income Taxes                                      10,621          6,749          3,577

Income Tax Provision (Benefit)                                   3,807          2,509           (783)
                                                              --------       --------       --------
Income before cumulative effect of a change in
 accounting principle                                            6,814          4,240          4,360
Cumulative effect of a change in accounting principle,
   net of tax                                                   (1,705)            --             --
                                                              --------       --------       --------
Net income                                                    $  5,109       $  4,240       $  4,360
                                                              ========       ========       ========
Basic net income per share before cumulative effect of a
   change in accounting principle                             $    .41       $    .27       $    .30
 Cumulative effect of a change in accounting principle            (.10)            --             --
                                                              --------       --------       --------
 Basic net income per share                                   $    .31       $    .27       $    .30
                                                              ========       ========       ========
Diluted net income per share before cumulative effect of
   a change in accounting principle                           $    .38       $    .25       $    .27
 Cumulative effect of a change in accounting principle            (.09)            --             --
                                                              --------       --------       --------
 Diluted net income per share                                 $    .29       $    .25       $    .27
                                                              ========       ========       ========
Weighted Average Shares Outstanding
     Basic                                                      16,692         15,699         14,708
     Dilutive effect of outstanding stock options                1,158          1,119          1,376
                                                              --------       --------       --------
          Diluted                                               17,850         16,818         16,084

Proforma amounts assuming the accounting change was
   applied retroactively
     Net income                                               $  6,814       $  3,669       $  4,199
     Basic net income per share                               $   0.41       $   0.23       $   0.29
     Diluted net income per share                             $   0.38       $   0.22       $   0.26


The accompanying notes are an integral part of these financial statements.

SurModics, Inc.
Statements of Stockholders' Equity
For the Years Ended September 30, 2001, 2000 and 1999
(in thousands)

                                                                          Common Stock
                                                                     -----------------------      Additional      Unearned
                                                                      Shares         Amount   Paid-In Capital   Compensation
                                                                     --------       --------  ---------------   ------------
Balance, September 30, 1998                                            14,428       $    721       $ 28,574       $   (170)
   Components of comprehensive income, net of tax:
     Net income                                                            --             --             --             --
     Unrealized holding losses on available-for-sale securities
     arising during the period                                             --             --             --             --

       Total comprehensive income

   Common stock options exercised, net                                    966             48          1,286             --
   Tax benefit from exercise of stock options                              --             --          1,650             --
   Restricted stock activity                                               17              1            170           (171)
   Net loan activity                                                       (7)            --            (56)            --
   Amortization of unearned compensation                                   --             --             --             74
                                                                     --------       --------       --------       --------
Balance, September 30, 1999                                            15,404            770         31,624           (267)
   Components of comprehensive income, net of tax:
     Net income                                                            --             --             --             --
     Unrealized holding gains on available-for-sale securities
     arising during the period                                             --             --             --             --

       Total comprehensive income

   Issuance of common stock                                               794             40         12,960             --
   Common stock options exercised, net                                    360             18            220             --
   Tax benefit from exercise of stock options                              --             --            818             --
   Restricted stock activity                                               (2)            --            118           (118)
   Net loan activity                                                       --             --             --             --
   Amortization of unearned compensation                                   --             --             --             96
                                                                     --------       --------       --------       --------
Balance, September 30, 2000                                            16,556            828         45,740           (289)
   Components of comprehensive income, net of tax:
     Net income                                                            --             --             --             --
     Unrealized holding gains on available-for-sale securities
     arising during the period                                             --             --             --             --
     Less reclassification for gains included in net income                --             --             --             --

       Total comprehensive income

   Issuance of common stock                                                22              1            279             --
   Common stock options exercised, net                                    177              9            168             --
   Tax benefit from exercise of stock options                              --             --          1,392             --
   Restricted stock activity                                                6             --            198           (198)
   Net loan activity                                                       --             --             --             --
   Amortization of unearned compensation                                   --             --             --            111
                                                                     --------       --------       --------       --------
Balance, September 30, 2001                                            16,761       $    838       $ 47,777       $   (376)
                                                                     ========       ========       ========       ========

SurModics, Inc.
Statements of Stockholders' Equity
For the Years Ended September 30, 2001, 2000 and 1999
(in thousands)
                                                                       Stock      Accumulated      Retained
                                                                     Purchase        Other         Earnings         Total
                                                                       Notes     Comprehensive   (Accumulated   Stockholders'
                                                                    Receivable    Income (Loss)     Deficit)       Equity
                                                                     --------       --------       --------       --------
Balance, September 30, 1998                                          $   (182)      $    278       $ (6,523)      $ 22,698
   Components of comprehensive income, net of tax:
     Net income                                                            --             --          4,360          4,360
     Unrealized holding losses on available-for-sale securities
     arising during the period                                             --           (465)            --           (465)
                                                                                                                  --------
       Total comprehensive income                                                                                    3,895
                                                                                                                  --------
   Common stock options exercised, net                                     --             --             --          1,334
   Tax benefit from exercise of stock options                              --             --             --          1,650
   Restricted stock activity                                               --             --             --             --
   Net loan activity                                                      124             --             --             68
   Amortization of unearned compensation                                   --             --             --             74
                                                                     --------       --------       --------       --------
Balance, September 30, 1999                                               (58)          (187)        (2,163)        29,719
   Components of comprehensive income, net of tax:
     Net income                                                            --             --          4,240          4,240
     Unrealized holding gains on available-for-sale securities
     arising during the period                                             --            141             --            141
                                                                                                                  --------
       Total comprehensive income                                                                                    4,381
                                                                                                                  --------
   Issuance of common stock                                                --             --             --         13,000
   Common stock options exercised, net                                     --             --             --            238
   Tax benefit from exercise of stock options                              --             --             --            818
   Restricted stock activity                                               --             --             --             --
   Net loan activity                                                       51             --             --             51
   Amortization of unearned compensation                                   --             --             --             96
                                                                     --------       --------       --------       --------
Balance, September 30, 2000                                                (7)           (46)         2,077         48,303
   Components of comprehensive income, net of tax:
     Net income                                                            --             --          5,109          5,109
     Unrealized holding gains on available-for-sale securities
     arising during the period                                             --            762             --            762
     Less reclassification for gains included in net income                --           (441)            --           (441)
                                                                                                                  --------
       Total comprehensive income                                                                                    5,430
                                                                                                                  --------
   Issuance of common stock                                                --             --             --            280
   Common stock options exercised, net                                     --             --             --            177
   Tax benefit from exercise of stock options                              --             --             --          1,392
   Restricted stock activity                                               --             --             --             --
   Net loan activity                                                        7             --             --              7
   Amortization of unearned compensation                                   --             --             --            111
                                                                     --------       --------       --------       --------
Balance, September 30, 2001                                          $     --       $    275       $  7,186       $ 55,700
                                                                     ========       ========       ========       ========

The accompanying notes are an integral part of these financial statements.

SurModics, Inc.
Statements of Cash Flows
For the Years Ended September 30
(in thousands)

                                                                                  2001           2000           1999
                                                                                --------       --------       --------
Operating Activities
   Net income                                                                   $  5,109       $  4,240       $  4,360
   Adjustments to reconcile net income to net cash provided by operating activities-
         Depreciation and amortization                                             1,547          1,126            709
         Loss (gain) on sale of investments                                         (701)             2            (89)
         Amortization of unearned compensation, net                                  111             96             74
         Tax benefit from exercise of stock options                                1,392            818          1,650
         Deferred tax provision                                                      (31)         1,553         (2,465)
         Cumulative effect of a change in accounting principle, net of tax
                                                                                   1,705             --             --

         Change in operating assets and liabilities:
            Accounts receivable                                                   (1,839)            27           (377)
            Inventories                                                             (224)           (41)           (79)
            Accounts payable and accrued liabilities                                 (94)            (8)           716
            Accrued income taxes                                                     356             --             --
            Deferred revenue                                                         470            215            (53)
            Prepaids and other                                                        10           (651)           (34)
                                                                                --------       --------       --------
               Net cash provided by operating activities                           7,811          7,377          4,412
                                                                                --------       --------       --------
Investing Activities
   Purchases of property and equipment, net                                       (2,053)        (2,994)        (4,721)
   Purchases of available-for-sale investments                                   (81,907)       (52,862)       (24,436)
   Sales/maturities of available-for-sale investments                             85,708         34,725         23,972
   Repayment of stock purchase notes receivable                                        7             51             68
   Purchase of other assets                                                       (2,489)            --              3
                                                                                --------       --------       --------
               Net cash used in investing activities                                (734)       (21,080)        (5,114)
                                                                                --------       --------       --------
Financing Activities
   Issuance of common stock, net                                                     457         13,238          1,334
                                                                                --------       --------       --------
               Net cash provided by financing activities                             457         13,238          1,334
                                                                                --------       --------       --------
               Net increase (decrease) in cash and cash equivalents                7,534           (465)           632

Cash and Cash Equivalents
   Beginning of year                                                               1,510          1,975          1,343
                                                                                --------       --------       --------
   End of year                                                                  $  9,044       $  1,510       $  1,975
                                                                                ========       ========       ========
Supplemental Information
   Cash paid for taxes                                                          $  1,232       $     67       $     95


The accompanying notes are an integral part of these financial statements.

SurModics, Inc.
Notes to Financial Statements
September 30, 2001 and 2000


1.   DESCRIPTION

         SurModics, Inc. (the Company) develops, manufactures and markets innovative surface modification solutions to the medical device industry. The Company's revenue is derived from the following: fees from licensing its patented technology to customers; royalties received from licensees; the sale of photoreactive chemical compounds to licensees, stabilization products to the diagnostic industry and coated glass slides to the genomics market; and research and development fees generated on projects for commercial customers and government grants. The Company markets its products through a direct sales force primarily in the United States and certain international markets.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

         Cash and cash equivalents consist principally of money market instruments with original maturities of three months or less and are stated at cost which approximates fair value.Cash and cash equivalents consist principally of money market instruments with original maturities of three months or less and are stated at cost which approximates fair value.

INVESTMENTS

         Investments consist principally of U.S. government and government agency obligations and mortgage-backed securities and are classified as available-for-sale as of September 30, 2001 and 2000. Available-for-sale investments are reported at fair value with unrealized gains and losses excluded from operations and reported as a separate component of stockholders' equity, except for other-than-temporary impairments, which are reported as a charge to current operations and result in a new cost basis for the investment.

         The amortized cost, unrealized holding gains and losses, and fair value of investments as of September 30 were as follows (in thousands):

                                                                         2001
                                          ---------------------------------------------------------------------
                                          Amortized Cost     Unrealized         Unrealized        Fair Value
                                                                Gains             Losses
                                          ---------------------------------------------------------------------
     U.S. government obligations          $       11,210    $            82    $          (5)    $       11,287
     Mortgage-backed securities                   11,204                266               (5)            11,465
     Municipal bonds                               6,022                254                 -             6,276
     Corporate bonds                               3,268                 17             (220)             3,065
     Asset-backed securities                       3,221                 52               (5)             3,268
                                          ---------------------------------------------------------------------
                   Total                  $       34,925    $           671    $        (235)    $       35,361
                                          =====================================================================

                                                                         2000
                                          ---------------------------------------------------------------------
                                          Amortized Cost     Unrealized         Unrealized        Fair Value
                                                                Gains             Losses
                                          ---------------------------------------------------------------------
     U.S. government obligations          $       14,039    $            52    $         (74)    $       14,017
     Corporate bonds                               9,095                  2              (14)             9,083
     Mortgage-backed securities                    9,003                 35              (33)             9,005
     Asset-backed securities                       3,598                 10               (7)             3,601
     Municipal bonds                               2,451                  3              (20)             2,434
                                          ---------------------------------------------------------------------
                   Total                  $       38,186    $           102    $        (148)    $       38,140
                                          =====================================================================

         The amortized cost and fair value of investments by contractual maturity at September 30, 2001, were as follows:

                                               Amortized Cost          Fair Value
                                               -----------------------------------
     Debt securities due within:
          One year                             $        6,010          $     5,829
          One to five years                            22,488               22,989
          Five years or more                            6,427                6,543
                                               -----------------------------------
             Total                             $       34,925          $    35,361
                                               ===================================

INVENTORIES

         Inventories are stated at the lower of cost or market using the specific identification method and include direct labor, materials and overhead. Inventories consisted of the following components as of September 30 (in thousands):

                                   2001      2000
                                   ----      ----
            Raw materials          $269      $197
            Finished products       455       303
                                   ----      ----
            Total                  $724      $500
                                   ====      ====

PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost and are depreciated using the straight-line method over 3 to 20 years, the estimated useful lives of the assets. Upon completion, construction-in-progress will begin depreciation over the estimated useful lives of the assets. Property and equipment consisted of the following components as of September 30 (in thousands):

                                                                       2001               2000        Useful life(in years)
                                                                    ---------          --------       ---------------------
   Laboratory fixtures and equipment                                $   5,718          $  4,651               3 to 5
   Office furniture and equipment                                       2,401             1,790               3 to 5
   Building and improvements                                            6,213             5,811               5 to 20
   Construction-in-progress                                                --                52
   Less-Accumulated depreciation and amortization                      (6,660)           (5,138)
                                                                    ---------          --------
                 Property and equipment, net                        $   7,672          $  7,166
                                                                    =========          ========


OTHER ASSETS

         Other assets consist principally of real property and patents. The real property represents land that was purchased in fiscal 2001 for approximately $2.5 million and is currently held for resale. The cost of the patents is amortized over 7 to 12 years. Accumulated amortization was $113,000 and $87,000 as of September 30, 2001 and 2000, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS

         The Company periodically evaluates whether events and circumstances have occurred which may affect the estimated useful life or the recoverability of the remaining balance of its long-lived assets. If such events or circumstances were to indicate that the carrying amount of these assets would not be recoverable, the Company would estimate the future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) were less that the carrying amount of the assets, the Company would recognize an impairment loss. No such impairment losses were required to be recorded in the years ended September 30, 2001, 2000, and 1999.

REVENUE RECOGNITION

         Revenue on product sales is recognized as products are shipped. Revenue for research and development is recorded as performance progresses under the applicable contract. Royalties are recognized as third-party licensees report sales of the licensed product or as minimum royalties become due. Cash received prior to performance is recorded as deferred revenue in the accompanying balance sheets.

         Historically, the Company recognized initial license fees as revenue upon receipt, after a license agreement transferring the technology was executed and all significant obligations had been performed. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 required that license and other up-front fees be recognized over the term of the agreement unless the fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process.

         Effective October 1, 2000, the Company adopted SAB 101. The Company now recognizes initial license fees over the term of the related agreement. As a result of adopting SAB 101, the Company recorded a cumulative effect of a change in accounting principle related to license fees recognized in prior years in the amount of $1,705,000, net of tax of $1,000,000, or $.09 per diluted share. Revenue related to performance milestones is recognized based on the achievement of the milestone, as defined in the respective agreements.

         Prior period financial statements have not been restated to retroactively apply SAB 101; however, the pro forma amounts included in the statements of income show the net income and net income per share assuming the Company had retroactively applied SAB 101 to all prior periods.

         Certain non-refundable license and research and development fees are recoverable by the licensees as offsets against a percentage of future earned royalties.

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used for such items as depreciable lives and uncollectible accounts. Ultimate results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

         In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141") and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 supercedes Accounting Principles Board ("APB") Opinion No. 16 and requires that all business combinations initiated after June 30, 2001 be accounted for by the purchase method. SFAS 141 also changes the requirements for recognizing intangible assets as assets apart from goodwill in business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001, or later. SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not in a business combination) should be accounted for upon their acquisition. SurModics will adopt SFAS 141 and 142 on October 1, 2002, and management expects no material impact on its financial statements.

3.   STOCKHOLDERS' EQUITY

2000 EMPLOYEE STOCK PURCHASE PLAN

         Under the 1999 Employee Stock Purchase Plan ("Stock Purchase Plan") the Company is authorized to issue up to 200,000 shares of Common Stock. All full-time and part-time employees can choose to have up to 10% of their annual compensation withheld to purchase the Company's Common Stock at purchase prices defined within the provisions of the Stock Purchase Plan. The Company issued 21,764 shares under the Stock Purchase Plan during fiscal 2001, the first full year of the Plan. As of September 30, 2001, there was approximately $209,000 of employee contributions included in accrued liabilities in the accompanying balance sheets.

RESTRICTED STOCK AWARDS

         The Company has entered into restricted stock agreements with certain key employees, covering the issuance of Common Stock ("Restricted Stock"). The Restricted Stock will be released to the key employees if they are employed by the Company at the end of a five-year waiting period. Unearned compensation has been recognized for the estimated fair value of the applicable common shares, reflected as a reduction of stockholders' equity, and is being charged to income over the five-year term.

         Transactions in restricted stock were as follows:

            Outstanding at September 30, 1998       128,000
               Granted                               25,000
               Canceled                              (8,000)
                                                   --------
            Outstanding at September 30, 1999       145,000
               Granted                               11,000
               Canceled                             (12,500)
               Exercised                            (48,000)
                                                   --------
            Outstanding at September 30, 2000        95,500
               Granted                                5,500
                                                   --------
            Outstanding at September 30, 2001       101,000
                                                   ========

STOCK PURCHASE NOTES RECEIVABLE

         The Company established a loan program during fiscal 1997 to assist employees in purchasing shares of the Company's Common Stock. The loans were collateralized by the employees' purchased shares and required annual interest payments at a rate equal to prime at the date of issuance. All loans have been repaid in full. This program has been discontinued, with no additional loans granted since fiscal 1997.

4.   STOCK-BASED COMPENSATION PLAN

         Under the Company's 1997 Incentive Stock Option Plan (the Plan), 1.2 million shares of Common Stock were reserved for issuance to employees and officers. The Plan requires that the option price per share must be at least 100% of the fair market value of the Common Stock on the date of the grant or 110% with respect to optionees who own more than 10% of the total combined voting power of all classes of stock. Options expire in five to seven years or upon termination of employment and are exercisable at a rate of 20% per year from the date of grant or 20% per year commencing one year after the date of grant. In addition, options representing a total of 112,800 shares remain outstanding from the Company's 1987 Incentive Stock Option Plan that was replaced by the 1997 Plan.

         Under the Company's Nonqualified Stock Option Plan, 1,944,480 shares of Common Stock were reserved for issuance to outside directors, employees and officers. The options are granted at fair market value. Options expire in 5 to 10 years and are exercisable at a rate of 20% per year from the date of grant or 20% per year commencing two years after the date of grant.

         As of September 30, 2001, there were 596,850 additional shares available for grant under the stock plans. Information regarding stock options under all plans is summarized as follows:

                                        2001                               2000                              1999
                            ---------------------------       -----------------------------    --------------------------------
                                              Weighted                           Weighted                           Weighted
                                              Average                            Average                             Average
                                              Exercise                           Exercise                           Exercise
         Options               Shares          Price             Shares           Price           Shares              Price
------------------------    ------------    -----------       -------------    ------------    -------------      -------------
Outstanding,
  beginning of year           1,565,560          $7.45           1,748,580          $3.76         2,539,280             $2.43
      Granted                    16,550          42.29             267,800          23.96           367,400              7.87
      Exercised                (191,510)          3.26            (417,720)          2.56        (1,082,060)             2.08
      Canceled                   (7,340)         15.50             (33,100)          4.83           (76,040)             2.91
                            ------------    -----------       -------------    ------------    -------------      -------------
Outstanding, end of
  year                        1,383,260          $8.41           1,565,560          $7.45         1,748,580             $3.76
                            ============    ===========       =============    ============    =============      =============
Exercisable, end of
  year                          851,190          $4.80             727,280          $3.19           878,820             $2.59
                            ============    ===========       =============    ============    =============      =============
Weighted average
   fair value of
   options granted               $31.11                             $16.92                            $5.73
                            ============                      =============                    =============

         The options outstanding at September 30, 2001 have exercise prices ranging between $2.50 and $53.00, with a weighted average exercise price of $8.41 and a weighted average remaining contractual life of 3.21 years.

         The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: risk-free interest rates of 4.51%, 5.95% and 6.01%; expected lives of 7.0, 7.2 and 7.3; and expected volatility of 77%, 72% and 71%.

         The Company accounts for the options under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the options been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income would have been the following pro forma amounts for the years ended September 30 (in thousands, except per share data):

                                      2001           2000           1999
                                   ---------      ---------      ---------
Net income:
   As reported                     $   5,109      $   4,240      $   4,360
   Pro forma                       $   3,496      $   3,565      $   4,120
Diluted net income per share:
   As reported                     $     .29      $     .25      $     .27
   Pro forma                       $     .20      $     .21      $     .26

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

         The deferred income tax provision (benefit) reflects the net change during the year in deferred tax assets and liabilities. Income taxes in the accompanying statements of income for the years ended September 30 were as follows (in thousands):

                                                       2001          2000         1999
                                                     -------       -------      -------
Current provision:
   Federal                                           $ 2,672       $   904      $    --
   State and foreign                                     362            77           17
                                                     -------       -------      -------
             Total current provision                   3,034           981           17

Deferred provision:
   Federal                                               832         1,528         (735)
   State                                                 (59)           --          (65)
                                                     -------       -------      -------

             Total deferred provision (benefit)          773         1,528         (800)
                                                     -------       -------      -------

             Total provision (benefit)               $ 3,807       $ 2,509      $  (783)
                                                     =======       =======      =======

         The reconciliation of the difference between amounts calculated at the statutory federal tax rate of 34% and the Company's effective tax rate was as follows (in thousands):

                                                    2001          2000         1999
                                                  -------       -------      -------
Amount at statutory federal income tax rate       $ 3,605       $ 2,500      $ 1,323

Change due to:
     Reversal of tax valuation allowance             (161)           --       (2,466)
     State taxes                                      201            --           --
     Rate difference for deferred tax assets           --            --          180
     Other                                            162             9          180
                                                  -------       -------      -------
             Income tax provision (benefit)       $ 3,807       $ 2,509      $  (783)
                                                  =======       =======      =======

         The components of deferred income taxes consisted of the following as of September 30 and result from differences in the recognition of transactions for income tax and financial reporting purposes (in thousands):

                                                            2001          2000
                                                          -------       -------
Depreciation                                              $   455       $   319
Deferred revenue                                              996           129
Accruals and reserves                                         297           297
Net operating loss carryforwards                               --           167
Capital loss carryforwards                                     --           149
Equity items                                                 (169)           --
Other                                                        (636)           --
                                                          -------       -------
         Total deferred tax assets                            943         1,061

Less- valuation allowance                                      --          (149)
                                                          -------       -------
               Net deferred tax assets                        943           912
Current deferred tax assets                                   297            --
                                                          -------       -------
                      Noncurrent deferred tax assets      $   646       $   912
                                                          =======       =======


6.   COMMITMENTS AND CONTINGENCIES

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

         The Company entered into an agreement to purchase a 135,000-square-foot laboratory facility on 27 acres of land in Bloomington, Minnesota, for $7.1 million. The purchase was completed in October 2001. It is the Company's intent to transfer its operations into the facility towards the end of 2002.

7.   DEFINED CONTRIBUTION PLAN

         The Company has a 401(k) retirement and savings plan for the benefit of qualified employees. Under the plan, qualified employees may elect to defer up to 20% of their compensation, subject to a maximum limit determined by the Internal Revenue Service. The Company matches 50% of each dollar of the first 6% of the tax deferral elected by each employee. Company contributions totaling $166,000, $138,000 and $122,000 have been charged to income for the years ended September 30, 2001, 2000 and 1999, respectively.

8.   OPERATING SEGMENTS (DOLLARS IN THOUSANDS)

         Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

         The Company manages its business on the basis of three business segments: licensing, manufacturing, and research and development. The licensing segment includes all license fees and royalty revenue generated from the transfer of the Company's technology. No expenses are allocated to the licensing segment. The manufacturing segment includes revenue from the sale of PhotoLink reagents, stabilization products and DNA slides. The expenses include all production costs, including analytical costs to verify quality of the finished products and certain technical support. The research and development segment includes the revenue generated from development projects for commercial customers and research revenue received from government grants. The expenses include all costs of the Company's technical personnel. Corporate includes all administrative, sales and marketing costs of the Company. These costs, along with interest income and income taxes, are not allocated to the other business segments. The Company's assets are not reviewed by business segment. The accounting policies for segment reporting are the same as for the Company as a whole (see Note 2).

                                                            Research &
                                 Licensing   Manufacturing  development   Corporate   Consolidated
                                 ---------   -------------  -----------   ---------   ------------
Year Ended September 30, 2001
Revenues:
    PhotoLink                      $ 9,575      $ 2,638      $ 3,648       $    --       $15,861
    Diagnostic                       3,253           --           --            --         3,253
    Stabilization & other               --        3,047           --            --         3,047
    Government                          --           --          532            --           532
                                   -------      -------      -------       -------       -------
Total revenues                      12,828        5,685        4,180            --        22,693
Operating expenses                      --        2,440        7,997         4,690        15,127
                                   -------      -------      -------       -------       -------
Operating income (loss)             12,828        3,245       (3,817)       (4,690)        7,566
Other income                                                                 3,055         3,055
Income tax provision                                                        (3,807)       (3,807)
                                                                                         -------
Income before cumulative effect of
a change in accounting principle                                                           6,814
                                                                                         =======

Year Ended September 30, 2000
Revenues:
    PhotoLink                      $ 8,233      $ 2,393      $ 1,445       $    --       $12,071
    Diagnostic                       2,917           --           --            --         2,917
    Stabilization & other               --        2,687           --            --         2,687
    Government                          --           --          604            --           604
                                   -------      -------      -------       -------       -------
Total revenues                      11,150        5,080        2,049            --        18,279
Operating expenses                      --        1,903        6,797         4,246        12,946
                                   -------      -------      -------       -------       -------
Operating income (loss)             11,150        3,177       (4,748)       (4,246)        5,333
Other income                                                                 1,416         1,416
Income tax expense                                                          (2,509)       (2,509)
                                                                                         -------
Net income                                                                               $ 4,240
                                                                                         =======

Year Ended September 30, 1999
Revenues:
    PhotoLink                      $ 4,557      $ 1,876      $ 1,122       $    --       $ 7,555
    Diagnostic                       2,758           --           --            --         2,758
    Stabilization & other               --        2,261           --            --         2,261
    Government                          --           --          920            --           920
                                   -------      -------      -------       -------       -------
Total Revenues                       7,315        4,137        2,042            --        13,494
Operating expenses                      --        1,511        5,248         4,316        11,075
                                   -------      -------      -------       -------       -------
Operating income (loss)              7,315        2,626      (3,206)        (4,316)        2,419
Other income
                                                                             1,158         1,158
Income tax expense                                                             783           783
                                                                                         -------
Net income                                                                               $ 4,360
                                                                                         =======

MAJOR CUSTOMERS

         Revenue from customers that exceed 10% of total revenue was as follows for the years ended September 30:

                                 2001     2000     1999
                                 ----     ----     ----
                    Company A      19%      20%      20%
                    Company B      16%      24%      12%
                    Company C      16%       9%       7%
                    Company D      15%       7%      --

         The revenues from each of the customers are derived from all three revenue segments.

GEOGRAPHIC REVENUE

         Geographic revenues were as follows for the years ended September 30:

                                 2001     2000     1999
                                 ----     ----     ----
                    Domestic       89%      89%      87%
                    Foreign        11%      11%      13%

9.   QUARTERLY FINANCIAL DATA

         The following is a summary of the unaudited quarterly results for the years ended September 30, 2001 and 2000 (in thousands, except per share data). The results for 2001 reflect the Company's adoption of SAB 101 in the fourth quarter of 2001 (see Note 2). The effect of the change on results previously reported for the first three quarters of 2001 are presented below. The pro forma effect assuming retroactive treatment of SAB 101 on each quarter of 2000 is also presented.

                                        First Quarter  Second Quarter  Third Quarter  Fourth Quarter
                                        -------------  --------------  -------------  --------------
Fiscal 2001
Revenue                                    $ 4,757       $ 5,443         $ 5,675          $ 6,818
Income from operations                       1,256         1,698           1,884            2,728
Net income (loss)                             (380)        1,610           1,675            2,204
Net income (loss) per share:
    Basic                                     (.02)          .10             .10              .13
    Diluted                                   (.02)          .09             .09              .12
Net income originally reported               1,366         1,566           1,618
Cumulative effect to
September 30, 2000                          (1,705)           --              --
    Effect of change                           (41)           44              57
                                                         -------         -------
Diluted net income (loss) as restated         (380)        1,610           1,675
Diluted net income per share
originally reported                            .08           .09             .09
Cumulative effect to September 30, 2000       (.10)           --             --
Effect of change                                --            --              --
                                           -------       -------         -------
Diluted net income per share as
restated                                      (.02)          .09             .09

Fiscal 2000
Revenue                                    $ 4,149       $ 4,441         $ 4,165          $ 5,524
Income from operations                       1,206         1,151           1,039            1,937
Net income                                     944           904             861            1,531
Net income per share:
    Basic                                      .06           .06             .06              .10
    Diluted                                    .06           .05             .05              .09

Pro forma to reflect SAB 101:
Net income                                     995           848             868              958
Diluted net income per share                   .06           .05             .05              .06

STOCK LISTING AND PRICE HISTORY

         SurModics' stock is traded on the Nasdaq National Market under the symbol "SRDX." The table below sets forth the range of high and low closing sale prices for the Company's Common Stock, as reported by Nasdaq, since the date of the Company's Initial Public Offering in March 1998.

                 FISCAL QUARTER ENDED:            HIGH             LOW
                 ---------------------            ----             ---
                 September 30, 2001               59.00           35.37
                 June 30, 2001                    59.37           35.37
                 March 31, 2001                   37.06           23.25
                 December 31, 2000                36.81           20.81
                 September 30, 2000               28.46           14.44
                 June 30, 2000                    18.66           9.56
                 March 31, 2000                   17.31           11.25
                 December 31, 1999                16.06           6.75
                 September 30, 1999               9.38            7.06
                 June 30, 1999                    8.38            6.38
                 March 31, 1999                   7.25            4.94
                 December 31, 1998                7.75            3.25
                 September 30, 1998               7.06            3.59
                 June 30, 1998                    5.88            4.13
                 March 31, 1998                   4.50            3.88

         According to the records of the Company's transfer agent, as of November 26, 2001, the Company had 262 holders of record of the Company's Common Stock and approximately 5,000 beneficial owners of shares registered in nominee or street name.

         The Company has never paid any cash dividends on its Common Stock and does not anticipate doing so in the foreseeable future.