Form 10-K, Exhibit 13
period 2002-09-30
SURMODICS INC
filed 2002-12-30
CIK 924717

                                                                      EXHIBIT 13



           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

GENERAL

         SurModics is a leading provider of surface modification solutions to medical device manufacturers. The Company's revenue is derived from four primary sources: (1) fees from licensing its patented coating technology to customers;
(2) royalties received from licensees; (3) the sale of reagent chemicals to licensees, stabilization products to the diagnostics industry and coated glass slides to the genomics market; and (4) research and development fees generated on projects for commercial customers and government grants.

         Fiscal 2002 was another record year for SurModics. Total revenue increased 30% to $29.5 million from $22.7 million in fiscal 2001. Coatings revenue increased 49% to a record $23.6 million from $15.9 million in 2001. Reagent sales and commercial development revenue were particularly strong with triple-digit growth, overshadowing the growth in royalties.

         Commercial development revenue grew to $7.4 million from $3.6 million in 2001, a 104% increase. Reagent sales jumped 131% to $6.1 million and coatings royalties increased 20% to $9.4 million. Operating income rose 42% to $10.7 million from $7.6 million in fiscal 2001. Net income was $7.8 million, or $.44 per diluted share, compared to $5.1 million, or $.29 per diluted share, in fiscal 2001. Fiscal 2001 results included a charge of $1.7 million, or $.09 per diluted share, for the cumulative effect of a change in accounting principle related to the adoption of the SEC's Staff Accounting Bulletin No. 101.

CRITICAL ACCOUNTING POLICIES

         SurModics' financial statements are based on the application of significant accounting policies, many of which require management to make estimates and assumptions (see Note 2 to the consolidated financial statements). Management believes the following are the critical areas in the application of our accounting policies that currently affect our financial condition and results of operations.

         REVENUE RECOGNITION. Revenue on product sales is recognized as products are shipped. Revenue for research and development is recorded as performance progresses under the applicable contract. Royalties are recognized as third-party licensees report sales of the licensed product to SurModics or as minimum royalties become due. The Company recognizes initial license fees over the term of the related agreement. Effective October 1, 2000, the Company adopted Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." As a result of adopting SAB 101, the Company recorded a cumulative effect of a change in accounting principle related to license fees recognized in prior years in the amount of $1,705,000, net of tax of $1,000,000, or $.09 per diluted share. The Company now recognizes initial license fees over the term of the related agreement. Finally, revenue related to performance milestones is recognized based on the achievement of the milestones, as defined in the respective agreements.

         VALUATION OF LONG-LIVED ASSETS. The Company periodically evaluates whether events and circumstances have occurred which may affect the estimated useful life or the recoverability of the remaining balance of its long-lived assets, such as the Company's investment in Novocell, Inc. If such events or circumstances were to indicate that the carrying amount of these assets would not be recoverable, the Company would estimate the future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) were less than the carrying amount of the assets, the Company would recognize an impairment loss.

         INVESTMENTS. Investments consist principally of U.S. government and government agency obligations and mortgage-backed securities and are classified as available-for-sale. Available-for-sale investments are reported at fair value with unrealized gains and losses excluded from operations and reported as a separate component of stockholders' equity, except for other-than-temporary impairments, which are reported as a charge to current operations and result in a new cost basis for the investment.




RESULTS OF OPERATIONS

                     YEARS ENDED SEPTEMBER 30, 2002 AND 2001

         Revenue. The Company's revenue was $29.5 million in fiscal 2002, an increase of 30% over fiscal 2001. The revenue components were as follows:

                                                                                       Increase         % Increase
(Dollars in thousands)                           Fiscal 2002       Fiscal 2001        (Decrease)        (Decrease)
                                                 -----------       -----------        ----------        ----------
Coatings revenue:
    Royalties                                         $9,360            $7,781           $1,579              20%
    License fees                                         684             1,794           (1,110)            (62%)
    Reagent sales                                      6,084             2,638            3,446             131%
    Commercial development                             7,448             3,648            3,800             104%
                                                 -----------       -----------       ----------
        Total coatings revenue                        23,576            15,861            7,715              49%
Diagnostic royalties                                   2,449             3,253             (804)            (25%)
Stabilization & slide sales                            2,920             3,047             (127)             (4%)
Government research                                      543               532               11               2%
                                                 -----------       -----------       ----------
             Total revenue                           $29,488           $22,693           $6,795              30%
                                                 ===========       ===========       ==========         ========

         The revenue growth in fiscal 2002 was primarily because of strong increases in reagent sales and commercial development revenue. Sales of reagent chemicals (chemicals that SurModics manufactures and sells to licensees for coating their medical devices) increased 131% over last year due mostly to increased demand by Cordis Corporation, a Johnson & Johnson company. During the past year, Cordis began manufacturing stents utilizing a SurModics coating for sale in Europe and in anticipation of U.S. FDA approval. As a result, Cordis purchased 65% of the reagents sold during fiscal 2002, up from 16% in fiscal 2001. Management expects somewhat flat reagent revenue growth next year. Cordis' demand should continue to grow, but internal manufacturing efficiencies have been passed on to Cordis in the form of lower reagent prices. Cordis also largely influenced the 104% growth in commercial development revenue. Cordis represented 84% of the Company's commercial development revenue, up from 66% in fiscal 2001, as SurModics coated stents in support of Cordis' various clinical trials and performed other development projects. We expect commercial development revenue to decline next year as Cordis transitions from multiple clinical trials, where SurModics provides coating support, to manufacturing their own product for commercial sale. Cordis Corporation represented 38% of the Company's total revenue in fiscal 2002, up from 16% in fiscal 2001. Although outpaced by the exceptional growth described above, royalty revenue from coatings was also strong, ending the year 20% above fiscal 2001. The Company expects this growth trend to continue next year as more licensees enter the marketplace with SurModics-coated products. The top 10 product applications accounted for 83% of the royalties received in fiscal 2002.

         Revenue from license fees declined 62% to $684,000 in fiscal 2002 from nearly $1.8 million last year. Included in last year's results was a $1.0 million milestone payment from Motorola Life Sciences. No similar milestone payment was received in 2002. Excluding this payment, license fee revenue would have ended fiscal 2002 down 14%.

         In total, non-coatings revenue decreased 13% in fiscal 2002. One component, diagnostic royalties, decreased 25% from fiscal 2001. Revenue in the prior year included proceeds from patent infringement settlements that offset an overall trend of decreasing revenue. The sole licensee of these diagnostic patents has been subject to regulatory issues that have prevented them from manufacturing certain royalty-generating products resulting in decreased revenue. As such, the Company expects sales to remain at current levels until the licensee resumes manufacturing. Sales of stabilization and coated glass slides decreased 4% between years. SurModics licensed its genomics technology on an exclusive basis to Motorola Life Sciences in fiscal 2000. During fiscal 2002, Motorola sold its CodeLink business to Amersham plc. Slide sales decreased 25% in fiscal 2002, but management expects fiscal 2003 slide sales to recover as the transition to Amersham is completed. Finally, revenue from government grants increased 2%. The Company continues to de-emphasize its reliance on the government to fund its research projects.

         In fiscal 2003, management expects overall revenue growth to exceed 25%. A significant event impacting this rate of growth will be the timing of Cordis' launch of its drug-eluting stent in the U.S. If U.S. regulatory approval allows stent sales to begin on April 1, 2003, SurModics will receive royalties in only its fourth quarter of fiscal 2003. If approval is received sooner, royalties will also be generated in the third quarter. Royalties will also be positively impacted by the 9 or 10 new coated products that clients are expected to launch in fiscal 2003. Several of these products have the potential to generate significant annual royalties.

         Revenue will fluctuate from quarter to quarter depending on, among other factors: success of clients in selling coated medical devices; the timing of introductions of coated products by clients; the number and size of development projects that are entered into; the number of new license agreements that are finalized; and the impact of most medical devices generating lower sales during the summer months, which results in relatively lower royalty revenue to SurModics in the first quarter of each fiscal year.

         PRODUCT COSTS. The Company's product costs were $2.7 million for fiscal 2002, an increase of $243,000, or 10%, over fiscal 2001. Overall product margins averaged 70%, a significant increase from the 57% margins in fiscal 2001. The 131% increase in relatively higher margin reagent sales boosted overall product margins despite a slight decrease in margins from stabilization and slide products. In fiscal 2003, management expects overall product margins to be in the mid-60 percent range because of the decrease in reagent pricing discussed above.

         RESEARCH AND DEVELOPMENT EXPENSE. Research and development expense was $9.7 million for fiscal 2002, an increase of $1.7 million, or 21%, over fiscal 2001. Most of this increase was because of compensation and benefit expenses associated with the technical personnel hired by the Company during the last two years. In addition, the Company incurred increased depreciation related to new equipment purchased during the same time period. In fiscal 2003, management expects research and development expenses to increase 18% to 20% over fiscal 2002, as the Company continues to invest in expanding its coating technology. Depreciation will be a significant component of the increase as certain research and development activities become operational in its facility in Bloomington, Minnesota.

         SALES AND MARKETING EXPENSE. Sales and marketing expense was $1.6 million for fiscal 2002, a decrease of $130,000, or 8%, from fiscal 2001. Increased recruiting costs were partially offset by a decrease in business travel and promotional expense. In fiscal 2003, management expects sales and marketing expenses to increase in the 8% to 10% range as the Company adds marketing staff.

         GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense was $4.8 million for fiscal 2002, an increase of $1.8 million, or 61%, over fiscal 2001. The increase was primarily because of operating costs associated with the Bloomington property acquired in early 2002. This property is currently undergoing improvements and the holding cost is being allocated to corporate general and administrative expense. The balance of the increase was attributed to higher bonus expenses, benefit costs, employer taxes on stock option exercises and increased professional fees and legal costs. In fiscal 2003, management expects general and administrative expenses to decrease as construction is completed at the new facility and the related costs are allocated to the operating units.

         OTHER INCOME, NET. The Company's other income was $1.7 million for fiscal 2002, a decrease of $1.4 million, or 45%, from fiscal 2001. Interest earned on the Company's investments decreased 32% to $1.6 million. Approximately $750,000 of the decrease was due to lower yields and smaller investment balances related to capital expenditures made during the year. The remaining decrease was the result of lower capital gains on investment sales. Last year, the Company sold investments to generate $700,000 of gains to utilize fully a tax capital loss carryforward before it expired. Management expects little change in other income next year.

         INCOME TAX EXPENSE. The Company's income tax provision was $4.6 million in fiscal year 2002 compared to $3.8 million in fiscal 2001. The effective tax rate was 37% in fiscal 2002, a slight increase from 36% in fiscal 2001 because the Company entered a higher federal tax bracket and utilization of the capital loss carryforward discussed above.



                     YEARS ENDED SEPTEMBER 30, 2001 AND 2000

         REVENUE. The Company's revenue was $22.7 million in fiscal 2001, an increase of 24% over fiscal 2000. The revenue components were as follows:

                                                                                       Increase         % Increase
(Dollars in thousands)                           Fiscal 2001       Fiscal 2000        (Decrease)        (Decrease)
                                                 -----------       -----------        ----------        ----------
Coatings revenue:
    Royalties                                          $7,781            $6,763          $1,018              15%
    License fees                                        1,794             1,470             324              22%
    Reagent sales                                       2,638             2,393             245              10%
    Commercial development                              3,648             1,445           2,203             152%
                                                  -----------       -----------      ----------
        Total coatings revenue                         15,861            12,071           3,790              31%
Diagnostic royalties                                    3,253             2,917             336              12%
Stabilization & slide sales                             3,047             2,687             360              13%
Government research                                       532               604             (72)            (12%)
                                                  -----------       -----------      ----------
             Total revenue                            $22,693           $18,279          $4,414              24%
                                                  ===========       ===========      ==========         ========

         The revenue growth in fiscal 2001 was mostly due to a 31% increase in total coatings revenue, especially commercial development and royalty revenue. An increase in customer-funded development activity resulted in a 152% rise in commercial development revenue. The two largest components of this were collaborative work performed with Cordis on its drug-eluting stent and Motorola Life Sciences on genomics projects. A single customer accounted for approximately 66% of the commercial development revenue in 2001 and 63% in fiscal 2000. Coatings royalties increased 15% due to sales growth of previously introduced coated products by licensees, new coated products introduced in 2001, and increased minimum royalties. The top 10 product applications accounted for 84% of the coatings royalties received in fiscal 2001.

         Reagent sales increased 10% due to additional coated products on the market and increased production of previously introduced devices by licensed clients. A single customer purchased 38% of the reagents sold during fiscal 2001, down from 55% in fiscal 2000. More importantly, reagent sales to all other customers increased 53% between years. During fiscal 2001, SurModics signed 10 new license agreements resulting in a 22% increase in license fee revenue to $1.8 million.

         In total, non-coatings revenue sources increased 10% in fiscal 2001. Diagnostic royalties increased 12%, most of which was due to proceeds from patent infringement settlements. Stabilization and slide sales grew 13% between years. A 31% decrease in stabilization chemical sales was more than offset by a 141% increase in sales of 3D-LinkTM Activated Slides. Finally, revenue from government grants decreased 12% as the Company continued to de-emphasize its reliance on the government to fund its research projects.

         PRODUCT COSTS. The Company's product costs were $2.4 million for fiscal 2001, an increase of $500,000, or 28%, over fiscal 2000. Overall product margins averaged 57%, a decrease from 63% in fiscal 2000. Reagent margins increased in 2001, while stabilization and slide margins declined. A portion of this decrease was due to a 15% reduction in stabilization product pricing. In addition, the Company completed additional manufacturing capacity in the first quarter, which added to certain overhead cost allocations.

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

         OTHER INCOME, NET. The Company's other income was $3.1 million for fiscal 2001, an increase of $1.6 million, or 116%, over fiscal 2000. Interest earned on the Company's investments amounted to $2.3 million, an increase of 66% from fiscal 2000. The increase was due to the additional $7.8 million of cash provided by operating activities during the year, and the full year impact of the $13.0 million in proceeds from the issuance of Common Stock in the fourth quarter of fiscal 2000. The remaining $701,000 of other income represented capital gains on investment sales to take advantage of an expiring tax capital loss carryforward.

         INCOME TAX EXPENSE. The Company's income tax provision was $3.8 million in fiscal 2001 compared to $2.5 million in fiscal 2000. The effective tax rate was 36% in fiscal 2001, a slight decrease from 37% in fiscal 2000 due to the utilization of the capital loss carryforward discussed above


LIQUIDITY AND CAPITAL RESOURCES

         As of September 30, 2002, the Company had working capital of $15.8 million and cash, cash equivalents and investments totaling $43.9 million. The Company generated positive cash flows from operating activities of $14.3 million in fiscal 2002, $7.8 million in fiscal 2001, and $7.4 million in fiscal 2000. The increase in cash flows in fiscal 2002 was primarily due to the increased net income generated during the year and tax benefits from the exercise of employee stock options.

         On October 1, 2001, the Company purchased a facility in Bloomington, Minnesota, situated on 27 acres of land, for approximately $7.1 million and expended an additional $4.0 million throughout the year on capital improvements. Management estimates it will invest $12.5 million to construct additional manufacturing capacity at this same location during fiscal 2003. With the planned expansion into the Bloomington facility, the Company sold property located in Orono, Minnesota, for $2.4 million. Terms of the sales included a $500,000 cash down payment and a note for $1.9 million.

         On December 7, 2001, the Company announced an alliance with Novocell, Inc., a privately held Irvine, California-based biotech firm that is developing a potential cure for diabetes. Included in other assets is the $4.0 million equity investment in Novocell, representing an ownership interest of less than 15%. The investment is accounted for under the cost basis.

         The significant decrease in investing activities in fiscal 2002 from last year was primarily because of lower activity in the Company's available-for-sale investment portfolio. In fiscal 2001, investing activities increased as certain investments were sold to generate gains (the proceeds were then reinvested) to fully utilize an expiring tax capital loss carryforward.


         SurModics' investment policy requires investments with high credit quality issuers and limits the amount of credit exposure to any one issuer. The Company's investments principally consist of U.S. government and government agency obligations and investment-grade, interest-bearing corporate debt securities with varying maturity dates, the majority of which are five years or less. Because of the credit criteria of the Company's investment policies, the primary market risk associated with these investments is interest rate risk. SurModics does not use derivative financial instruments to manage interest rate risk or to speculate on future changes in interest rates. A one percentage point increase in interest rates would result in an approximate $520,000 decrease in the fair value of the Company's available-for-sale securities as of September 30, 2002, but no material impact on the results of operations or cash flows. Management believes that a reasonable change in raw material prices would not have a material impact on future earnings or cash flows because the Company's inventory exposure is not material. Also, the Company's foreign currency exposure is not significant since all sales contracts are denominated in U.S. dollars.

         The most significant financing activity over the last three years was the fiscal 2000 sale of almost 800,000 shares of Common Stock to Motorola, Inc. in a private placement that generated $13.0 million. All other financing activity in the last three years was related to proceeds from stock option exercises.

         During the last several years, a significant source of cash provided by operating activities was the result of tax benefits from the exercise of employee stock options. Management expects the impact of tax benefits from option exercise activity to be less significant in fiscal 2003, therefore the cash outlay for income taxes will increase next year. In addition, as discussed above, the Company expects to expend in excess of $12.5 million to construct additional reagent manufacturing capacity at its new location in Bloomington, Minnesota.

         As of September 30, 2002, the Company had no debt, nor did it have any credit agreements. The Company believes that its existing capital resources will be adequate to fund SurModics' operations into the foreseeable future.

NEW ACCOUNTING PRONOUNCEMENTS

         In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 primarily addresses significant issues relating to the implementation of SFAS No. 121 and develops a single accounting model for long-lived assets to be disposed of, whether previously held and used, or newly acquired. The Company adopted this statement on October 1, 2002, with no impact on the financial statements.

         In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 replaces Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by SFAS No. 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after September 30, 2002, with early application encouraged. Management believes there will be no impact to the financial statements from adoption of this statement.

         In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 requires that license and other up-front fees be recognized over the term of the agreement unless the fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process. The Company adopted SAB 101 effective October 1, 2000. As a result, the Company reported a charge to fiscal 2001 earnings of $1.7 million, net of taxes, or $.09 per diluted share, for the cumulative effect of a change in accounting principle. Had the accounting change been applied retroactively, net income would have decreased by $600,000 to $3.7 million, or $.22 per diluted share, in the year ended September 30, 2000. As of September 30, 2002, the Company had $2.5 million in additional deferred revenue, net of deferred costs, that will be recognized as revenue in the future.


FORWARD-LOOKING STATEMENTS

         Certain statements contained in this Annual Report and other written and oral statements made from time to time by the Company do not relate strictly to historical or current facts. As such, they are considered "forward-looking statements" that provide current expectations or forecasts of future events. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. Such statements can be identified by the use of terminology such as "anticipate," "believe," "estimate," "expect," "intend," "may," "could," "possible," "plan," "project," "will," "forecast" and similar words or expressions. The Company's forward-looking statements generally relate to its growth strategy, financial results, product development programs, sales efforts, and the impact of the Cordis agreement. One must carefully consider forward-looking statements and understand that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions. Consequently, no forward-looking statement can be guaranteed and actual results may vary materially. The Company undertakes no obligation to update any forward-looking statement.

         Although it is not possible to create a comprehensive list of all factors that may cause actual results to differ from the Company's forward-looking statements, such factors include, among others: (i) the trend of consolidation in the medical device industry, resulting in more significant, complex and long-term contracts than in the past and potentially greater pricing pressures; (ii) the Company's ability to attract new licensees and to enter into agreements for additional product applications with existing licensees, the willingness of potential customers to sign license agreements under the terms offered by the Company, and the Company's ability to maintain satisfactory relationships with its licensees; (iii) the success of existing licensees in selling products incorporating SurModics' technology and the timing of new product introductions by licensees; (iv) the difficulties and uncertainties associated with the lengthy and costly new product development and foreign and domestic regulatory approval processes, such as delays, difficulties or failures in achieving acceptable clinical results or obtaining foreign or FDA marketing clearances, which may result in lost market opportunities or postpone or preclude product commercialization by licensees; (v) efficacy or safety concerns with respect to products marketed by SurModics and its licensees, whether scientifically justified or not, that may lead to product recalls, withdrawals or declining sales; (vi) the development of new products or technologies by competitors, technological obsolescence and other changes in competitive factors; (vii) economic and other factors over which the Company has no control, including changes in inflation and consumer confidence; and (viii) acts of God or terrorism which impact the Company's personnel or facilities. Investors are advised to consult any further disclosures by the Company on this subject in its filings with the Securities and Exchange Commission.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



SurModics, Inc.
Eden Prairie, Minnesota:

         We have audited the accompanying balance sheet of SurModics, Inc. (the Company) as of September 30, 2002, and the related statements of income, stockholders' equity and cash flows for the year ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the years ended September 30, 2001 and 2000 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated October 23, 2001.

         We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SurModics, Inc. as of September 30, 2002, and the results of its operations and its cash flows for the year ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.


Deloitte & Touche LLP
Minneapolis, Minnesota
October 22, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

         This is a copy of a report previously issued by Arthur Andersen LLP. This report has not been reissued by Arthur Andersen LLP nor has Arthur Andersen LLP provided a consent to the inclusion of its report in this Annual Report.

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


Arthur Andersen LLP
Minneapolis, Minnesota,
October 23, 2001


SurModics, Inc.
Balance Sheets
As of September 30
(thousands, except share data)                                            2002        2001
                                                                        --------    --------
ASSETS

Current Assets
   Cash and cash equivalents                                            $  9,207    $  9,044
   Short-term investments                                                  3,942       5,796
   Accounts receivable, net of allowance for doubtful accounts of $40      5,506       3,245
   Inventories                                                               746         724
   Deferred tax asset                                                        417         297
   Prepaids and other                                                      1,058         877
                                                                        --------    --------
               Total current assets                                       20,876      19,983

Property and Equipment, net                                               18,836       7,672
Long-Term Investments                                                     30,726      29,565
Deferred Tax Asset                                                           740         646
Other Assets, net                                                          6,070       2,717
                                                                        --------    --------
                                                                        $ 77,248    $ 60,583
                                                                        ========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
   Accounts payable                                                     $    877    $    553
   Accrued liabilities-
      Compensation                                                         1,332         874
      Accrued construction-in-progress                                     1,922          --
      Other                                                                  645         798
   Deferred revenue                                                          281         303
                                                                        --------    --------
               Total current liabilities                                   5,057       2,528

Deferred Revenue, less current portion                                     2,196       2,355
                                                                        --------    --------
               Total liabilities                                           7,253       4,883
                                                                        --------    --------

Commitments and Contingencies (Note 6)

Stockholders' Equity
   Series A preferred stock- $.05 par value, 450,000 shares
      authorized, no shares issued and outstanding                            --          --
   Common stock- $.05 par value, 45,000,000 shares authorized
      17,271,594 and 16,760,501 shares issued and outstanding                864         838
   Additional paid-in capital                                             53,936      47,777
   Unearned compensation                                                    (460)       (376)
   Accumulated other comprehensive income                                    673         275
   Retained earnings                                                      14,982       7,186
                                                                        --------    --------
               Total stockholders' equity                                 69,995      55,700
                                                                        --------    --------
                                                                        $ 77,248    $ 60,583
                                                                        ========    ========


The accompanying notes are an integral part of these balance sheets.

SurModics, Inc.
Statements of Income
For the Years Ended September 30
(thousands, except net income per share)                        2002       2001        2000
                                                              --------   --------    --------
Revenue
   Royalties                                                  $ 11,809   $ 11,034    $  9,680
   License fees                                                    684      1,794       1,470
   Product sales                                                 9,004      5,685       5,080
   Research and development                                      7,991      4,180       2,049
                                                              --------   --------    --------
               Total revenue                                    29,488     22,693      18,279
                                                              --------   --------    --------

Operating Costs and Expenses
   Product                                                       2,683      2,440       1,903
   Research and development                                      9,714      7,997       6,797
   Sales and marketing                                           1,568      1,698       1,573
   General and administrative                                    4,814      2,992       2,673
                                                              --------   --------    --------
               Total operating costs and expenses               18,779     15,127      12,946
                                                              --------   --------    --------
Income from Operations                                          10,709      7,566       5,333
                                                              --------   --------    --------
Other Income
   Investment income                                             1,609      2,354       1,418
   Gain (loss) on sale of investments                               79        701          (2)
                                                              --------   --------    --------
               Other income, net                                 1,688      3,055       1,416
                                                              --------   --------    --------
Income Before Income Taxes                                      12,397     10,621       6,749

Income Tax Provision                                             4,601      3,807       2,509
                                                              --------   --------    --------
Income before cumulative effect of a change in
 Accounting principle                                            7,796      6,814       4,240
Cumulative effect of a change in accounting principle,
  net of tax                                                        --     (1,705)         --
                                                              --------   --------    --------
Net income                                                    $  7,796   $  5,109    $  4,240
                                                              ========   ========    ========
Basic net income per share before cumulative effect of a
   change in accounting principle                             $    .46   $    .41    $    .27
 Cumulative effect of a change in accounting principle              --       (.10)         --
                                                              --------   --------    --------
 Basic net income per share                                   $    .46   $    .31    $    .27
                                                              ========   ========    ========
 Diluted net income per share before cumulative effect of a
   change in accounting principle                             $    .44   $    .38    $    .25
 Cumulative effect of a change in accounting principle              --       (.09)         --
                                                              --------   --------    --------
 Diluted net income per share                                 $    .44   $    .29    $    .25
                                                              ========   ========    ========

Weighted Average Shares Outstanding
     Basic                                                      17,016     16,692      15,699
     Dilutive effect of outstanding stock options                  806      1,158       1,119
                                                              --------   --------    --------
               Diluted                                          17,822     17,850      16,818


The accompanying notes are an integral part of these financial statements.

SurModics, Inc.
Statements of Stockholders' Equity
For the Years Ended September 30, 2002, 2001 and 2000
(in thousands)

                                                                         Common Stock
                                                                    ----------------------        Additional         Unearned
                                                                     Shares        Amount      Paid-In Capital     Compensation
                                                                    --------      --------     ---------------     ------------
Balance, September 30, 1999                                         $ 15,404      $    770         $ 31,624         $   (267)
   Components of comprehensive income, net of tax:
     Net income                                                           --            --               --               --
     Unrealized holding losses on available-for-sale securities
     arising during the period                                            --            --               --               --

       Total comprehensive income

   Issuance of common stock                                              794            40           12,960               --
   Common stock options exercised, net                                   360            18              220               --
   Tax benefit from exercise of stock options                             --            --              818               --
   Restricted stock activity                                              (2)           --              118             (118)
   Net loan activity                                                      --            --               --               --
   Amortization of unearned compensation                                  --            --               --               96
                                                                    --------      --------         --------         --------
Balance, September 30, 2000                                           16,556           828           45,740             (289)
   Components of comprehensive income, net of tax:
     Net income                                                           --            --               --               --
     Unrealized holding gains on available-for-sale securities
     arising during the period                                            --            --               --               --
     Less reclassification for gains included in net income               --            --               --               --

       Total comprehensive income

   Issuance of common stock                                               22             1              279               --
   Common stock options exercised, net                                   177             9              168               --
   Tax benefit from exercise of stock options                             --            --            1,392               --
   Restricted stock activity                                               6            --              198             (198)
   Net loan activity                                                      --            --               --               --
   Amortization of unearned compensation                                  --            --               --              111
                                                                    --------      --------         --------         --------
Balance, September 30, 2001                                           16,761           838           47,777             (376)
   Components of comprehensive income, net of tax:
     Net income                                                           --            --               --               --
     Unrealized holding gains on available-for-sale securities            --            --               --               --
     arising during the period
     Less reclassification for gains included in net income               --            --               --               --

       Total comprehensive income

   Issuance of common stock                                               13             1              335               --
   Common stock options exercised, net                                   492            25              928               --
   Tax benefit from exercise of stock options                             --            --            4,784               --
   Restricted stock activity                                               6            --              112             (218)
   Net loan activity                                                      --            --               --               --
   Amortization of unearned compensation                                  --            --               --              134
                                                                    --------      --------         --------         --------
Balance, September 30, 2002                                           17,272      $    864         $ 53,936         $   (460)
                                                                    ========      ========         ========         ========
SurModics, Inc.
Statements of Stockholders' Equity
For the Years Ended September 30, 2002, 2001 and 2000
(in thousands)
                                                                      Stock       Accumulated     Retained
                                                                     Purchase       Other          Earnings           Total
                                                                      Notes      Comprehensive   (Accumulated     Stockholders'
                                                                    Receivable   Income (Loss)     Deficit)          Equity
                                                                    ----------   -------------   ------------     ------------
Balance, September 30, 1999                                          $    (58)     $   (187)      $ (2,163)         $ 29,719
   Components of comprehensive income, net of tax:
     Net income                                                            --            --          4,240             4,240
     Unrealized holding losses on available-for-sale securities
     arising during the period                                             --           141             --               141
                                                                                                                    --------
       Total comprehensive income                                                                                      4,381
                                                                                                                    --------
   Issuance of common stock                                                --            --             --            13,000
   Common stock options exercised, net                                     --            --             --               238
   Tax benefit from exercise of stock options                              --            --             --               818
   Restricted stock activity                                               --            --             --                --
   Net loan activity                                                       51            --             --                51
   Amortization of unearned compensation                                   --            --             --                96
                                                                     --------      --------       --------          --------
Balance, September 30, 2000                                                (7)          (46)         2,077            48,303
   Components of comprehensive income, net of tax:
     Net income                                                            --            --          5,109             5,109
     Unrealized holding gains on available-for-sale securities
     arising during the period                                             --           762             --               762
     Less reclassification for gains included in net income                --          (441)            --              (441)
                                                                                                                    --------
       Total comprehensive income                                                                                      5,430
                                                                                                                    --------
   Issuance of common stock                                                --            --             --               280
   Common stock options exercised, net                                     --            --             --               177
   Tax benefit from exercise of stock options                              --            --             --             1,392
   Restricted stock activity                                               --            --             --                --
   Net loan activity                                                        7            --             --                 7
   Amortization of unearned compensation                                   --            --             --               111
                                                                     --------      --------       --------          --------
Balance, September 30, 2001                                                --           275          7,186            55,700
   Components of comprehensive income, net of tax:
     Net income                                                            --            --          7,796             7,796
     Unrealized holding gains on available-for-sale securities             --           578             --               578
     arising during the period
     Less reclassification for gains included in net income                --          (180)            --              (180)
                                                                                                                    --------
       Total comprehensive income                                                                                      8,194
                                                                                                                    --------
   Issuance of common stock                                                --            --             --               336
   Common stock options exercised, net                                     --            --             --               953
   Tax benefit from exercise of stock options                              --            --             --             4,784
   Restricted stock activity                                               --            --             --              (106)
   Net loan activity                                                       --            --             --                --
   Amortization of unearned compensation                                   --            --             --               134
                                                                     --------      --------       --------          --------
Balance, September 30, 2002                                          $     --      $    673       $ 14,982          $ 69,995
                                                                     ========      ========       ========          ========


The accompanying notes are an integral part of these financial statements.

SurModics, Inc.
Statements of Cash Flows
For the Years Ended September 30
(in thousands)
                                                                               2002          2001          2000
                                                                             --------      --------      --------
Operating Activities
   Net income                                                                $  7,796      $  5,109      $  4,240
   Adjustments to reconcile net income to net cash provided by operating activities-
         Depreciation and amortization                                          1,867         1,547         1,126
         Loss (gain) on sale of investments                                       (79)         (701)            2
         Amortization of unearned compensation, net                               134           111            96
         Tax benefit from exercise of stock options                             4,784         1,392           818
         Deferred tax provision                                                  (214)          (31)        1,553
         Cumulative effect of a change in accounting principle,
           net of tax                                                              --         1,705            --
        Change in operating assets and liabilities:
            Accounts receivable                                                (2,261)       (1,839)           27
            Inventories                                                           (22)         (224)          (41)
            Accounts payable and accrued liabilities                            2,551           (94)           (8)
            Deferred revenue                                                     (181)          470           215
            Prepaids and other                                                    (62)          366          (651)
                                                                             --------      --------      --------
               Net cash provided by operating activities                       14,313         7,811         7,377
                                                                             --------      --------      --------
Investing Activities
   Purchases of property and equipment, net                                   (13,004)       (2,053)       (2,994)
   Purchases of available-for-sale investments                                (39,513)      (81,907)      (52,862)
   Sales/maturities of available-for-sale investments                          40,683        85,708        34,725
   Purchase of equity in Novocell, Inc.                                        (4,000)           --            --
   Proceeds from sale of real property                                            500            --            --
   Purchase of real property                                                       --        (2,489)           --
   Repayment of notes receivable                                                    1             7            51
                                                                             --------      --------      --------
               Net cash used in investing activities                          (15,333)         (734)      (21,080)
                                                                             --------      --------      --------
Financing Activities
   Issuance of common stock, net                                                1,183           457        13,238
                                                                             --------      --------      --------
               Net cash provided by financing activities                        1,183           457        13,238
                                                                             --------      --------      --------
               Net increase (decrease) in cash and cash equivalents               163         7,534          (465)
Cash and Cash Equivalents
   Beginning of year                                                            9,044         1,510         1,975
                                                                             --------      --------      --------
   End of year                                                               $  9,207      $  9,044      $  1,510
                                                                             ========      ========      ========

Supplemental Information
   Cash paid for taxes                                                       $  1,075      $  1,232      $     67
   Noncash transaction-Note receivable from sale of real property            $  1,900            --            --


The accompanying notes are an integral part of these financial statements.

SurModics, Inc.
Notes to Financial Statements
September 30, 2002 and 2001


1.   DESCRIPTION

         SurModics, Inc. (the Company) develops, manufactures and markets innovative surface modification solutions to the medical device industry. The Company's revenue is derived from the following: fees from licensing its patented technology to customers; royalties received from licensees; the sale of reagent chemicals to licensees, stabilization products to the diagnostic industry and coated glass slides to the genomics market; and research and development fees generated on projects for commercial customers and government grants. The Company markets its products through a direct sales force primarily in the United States and certain international markets.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

         Cash and cash equivalents consist principally of money market instruments with original maturities of three months or less and are stated at cost which approximates fair value.

INVESTMENTS

         Investments consist principally of U.S. government and government agency obligations and mortgage-backed securities and are classified as available-for-sale as of September 30, 2002 and 2001. Available-for-sale investments are reported at fair value with unrealized gains and losses excluded from operations and reported as a separate component of stockholders' equity, except for other-than-temporary impairments, which are reported as a charge to current operations and result in a new cost basis for the investment.

         The amortized cost, unrealized holding gains and losses, and fair value of investments as of September 30 were as follows (in thousands):

                                                                         2002
                                        -----------------------------------------------------------------------
                                        Amortized Cost       Unrealized          Unrealized        Fair Value
                                                                Gains              Losses
                                        -----------------------------------------------------------------------
     U.S. government obligations        $       11,260     $          471     $           --      $      11,731
     Mortgage-backed securities                 10,913                228                 (4)            11,137
     Municipal bonds                             5,036                254                 --              5,290
     Asset-backed securities                     3,766                 95                 (7)             3,854
     Corporate bonds                             2,645                 11                 --              2,656
                                        -----------------------------------------------------------------------
                   Total                $       33,620     $        1,059     $          (11)     $      34,668
                                        =======================================================================

                                                                         2001
                                        -----------------------------------------------------------------------
                                        Amortized Cost       Unrealized          Unrealized        Fair Value
                                                                Gains              Losses
                                        -----------------------------------------------------------------------
     U.S. government obligations        $       11,210     $           82     $           (5)     $      11,287
     Mortgage-backed securities                 11,204                266                 (5)            11,465
     Municipal bonds                             6,022                254                 --              6,276
     Corporate bonds                             3,268                 17               (220)             3,065
     Asset-backed securities                     3,221                 52                 (5)             3,268
                                        -----------------------------------------------------------------------
                   Total                $       34,925     $          671     $         (235)     $      35,361
                                        =======================================================================

         The amortized cost and fair value of investments by contractual maturity at September 30, 2002, were as follows:

                                               Amortized Cost          Fair Value
                                               ----------------------------------
     Debt securities due within:
          One year                             $        3,922          $    3,942
          One to five years                            18,880              19,531
          Five years or more                           10,818              11,195
                                               ----------------------------------
             Total                             $       33,620          $   34,668
                                               ==================================

         The following table summarizes sales of available-for-sale securities for the years ended September 31, 2002, 2001, and 2000.

                                                 2002        2001       2000
                                               -------     -------     ------
          Proceeds from sales                  $33,227     $77,131     $33,413
          Gross realized gains                 $   194     $   705     $    35
          Gross realized losses                $   (14)    $    (4)    $   (37)


INVENTORIES

         Inventories are stated at the lower of cost or market using the specific identification method and include direct labor, materials and overhead. Inventories consisted of the following components as of September 30 (in thousands):

                                                 2002        2001
                                               -------     -------
            Raw materials                      $   408     $   269
            Finished products                      338         455
                                               -------     -------
            Total                              $   746     $   724
                                               =======     =======

PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost and are depreciated using the straight-line method over 3 to 20 years, the estimated useful lives of the assets. Included in construction-in-progress is the cost to purchase the Bloomington site and the costs-to-date to remodel the facilities. Upon completion, construction-in-progress will be transferred to the specific property and equipment categories and will begin to depreciate over the estimated useful lives of the assets. Property and equipment consisted of the following components as of September 30 (in thousands):

                                                                         2002          2001       Useful life (in years)
                                                                       -------       -------      ----------------------
   Laboratory fixtures and equipment                                   $ 6,986       $ 5,718               3 to 5
   Building and improvements                                             6,360         6,213               5 to 20
   Office furniture and equipment                                        2,823         2,401               3 to 5
   Construction-in-progress                                             11,102            --
   Less-accumulated depreciation and amortization                       (8,435)       (6,660)
                                                                       -------       -------
                 Property and equipment, net                           $18,836       $ 7,672
                                                                       =======       =======

OTHER ASSETS

         Other assets consist principally of investments and acquired patents. In December 2001, the Company invested $4.0 million in privately held Novocell, Inc., an Irvine, California-based biotech firm that is developing a potential cure for diabetes. The Company's investment represents less than 15% ownership of Novocell and is accounted for under the cost method of accounting. In June 2002, the Company sold real property for approximately $2.4 million. The terms of the sale agreement included a $500,000 cash down payment and a note receivable for $1.9 million, which is collateralized by the assets. Finally, the cost of patents is amortized over 7 to 12 years. Other assets consisted of the following components as of September 30 (in thousands):

                                                                         2002         2001
                                                                       -------       -------
   Investment in Novocell                                              $ 4,000       $    --
   Note receivable                                                       1,869            --
   Real property held for resale                                            --         2,489
   Patents and other                                                       339           341
   Less-accumulated amortization                                          (138)         (113)
                                                                       -------       -------
                 Other assets, net                                     $ 6,070       $ 2,717
                                                                       =======       =======

IMPAIRMENT OF LONG-LIVED ASSETS

         The Company periodically evaluates whether events and circumstances have occurred which may affect the estimated useful life or the recoverability of the remaining balance of its long-lived assets. If such events or circumstances were to indicate that the carrying amount of these assets would not be recoverable, the Company would estimate the future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) were less than the carrying amount of the assets, the Company would recognize an impairment loss. No such impairment losses were required to be recorded in the years ended September 30, 2002, 2001 and 2000.


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

         Prior to October 1, 2000, the Company recognized initial license fees as revenue upon receipt, after a license agreement transferring the technology was executed and all significant obligations had been performed. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB

101"), "Revenue Recognition in Financial Statements." SAB 101 required that license and other up-front fees be recognized over the term of the agreement unless the fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process.

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

         Certain non-refundable license fees and research and development revenue are recoverable by the licensees as offsets against a percentage of future earned royalties.


USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used for such items as depreciable lives and uncollectible accounts. Ultimate results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

         In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 primarily addresses significant issues relating to the implementation of SFAS No. 121 and develops a single accounting model for long-lived assets to be disposed of, whether previously held and used or newly acquired. The Company adopted this statement on October 1, 2002, with no impact to the financial statements.

         In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 replaces Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by SFAS No. 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after September 30, 2002, with early application encouraged. Management believes there will be no impact to the financial statements from adoption of this statement.

3.   STOCKHOLDERS' EQUITY

1999 EMPLOYEE STOCK PURCHASE PLAN

         Under the 1999 Employee Stock Purchase Plan ("Stock Purchase Plan") the Company is authorized to issue up to 200,000 shares of Common Stock. All full-time and part-time employees can choose to have up to 10% of their annual compensation withheld to purchase the Company's Common Stock at purchase prices defined within the provisions of the Stock Purchase Plan. The Company issued 12,548 and 21,764 shares under the Stock Purchase Plan during fiscal 2002 and 2001, respectively. As of September 30, 2002 and 2001, there was approximately $248,000 and $209,000, respectively, of employee contributions included in accrued liabilities in the accompanying balance sheets.


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

         Transactions in restricted stock were as follows:

            Outstanding at September 30, 1999        145,000
               Granted                                11,000
               Canceled                              (12,500)
               Vested                                (48,000)
                                                     -------
            Outstanding at September 30, 2000         95,500
               Granted                                 5,500
                                                     -------
            Outstanding at September 30, 2001        101,000
               Granted                                 8,000
               Canceled                               (2,000)
               Vested                                (52,000)
                                                     -------
            Outstanding at September 30, 2002         55,000
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

4.   STOCK-BASED COMPENSATION PLAN

         Under the Company's 1997 Incentive Stock Option Plan (the "Plan"), 1.2 million shares of Common Stock were reserved for issuance to employees and officers. The Plan requires that the option price per share be at least 100% of the fair market value of the Common Stock on the date of the grant or 110% with respect to optionees who own more than 10% of the total combined voting power of all classes of stock. Options expire in five to seven years or upon termination of employment and are exercisable at a rate of 20% per year from the date of grant or 20% per year commencing one year after the date of grant.

         Under the Company's Nonqualified Stock Option Plan, 1,944,480 shares of Common Stock were reserved for issuance to outside directors, employees and officers. The options are granted at fair market value on the date of grant. Options expire in 7 to 10 years and are exercisable at a rate of 20% per year from the date of grant or 20% per year commencing two years after the date of grant.

         As of September 30, 2002, there were 500,240 additional shares available for grant under the stock plans. Information regarding stock options under all plans is summarized as follows:


                                        2002                           2001                           2000
                               ---------------------------     ---------------------------     --------------------------
                                                 Weighted                        Weighted                       Weighted
                                                  Average                         Average                        Average
                                                 Exercise                        Exercise                       Exercise
         Options                 Shares           Price           Shares          Price           Shares          Price
-------------------------      -----------     -----------     -----------     -----------     -----------     ----------
Outstanding, beginning          1,383,260          $8.41        1,565,560          $7.45        1,748,580          $3.76
   of year
      Granted                     154,350          34.80           16,550          42.29          267,800          23.96
      Exercised                  (515,655)          3.07         (191,510)          3.26         (417,720)          2.56
      Canceled                    (57,740)         18.82           (7,340)         15.50          (33,100)          4.83
                               -----------     -----------     -----------     -----------     -----------     -----------
Outstanding, end of
   year                           964,215         $14.86        1,383,260          $8.41        1,565,560          $7.45
                               ===========     ===========     ===========     ===========     ===========     ===========
Exercisable, end of
   year                           493,933          $8.41          851,190          $4.80          727,280          $3.19
                               ===========     ===========     ===========     ===========     ===========     ===========
Weighted average
   fair value of
   options granted                 $24.80                          $31.11                          $17.34
                               ===========                     ===========                     ===========


                                                           Weighted
                                             Weighted       average            Shares
                     Shares Outstanding      Average       Remaining         Exercisable at
  Exercise Price      at September 30,       Exercise     Contractual         September 30,     Weighted Average
       Range                2002              Price      Life (in years)          2002           Exercise Price
  --------------     ------------------     --------     ---------------     --------------     ----------------
    $2.50-$4.75            290,885           $ 3.03           2.98               242,805             $ 2.96
   $5.78-$14.06            303,970             8.16           4.43               171,110               8.05
  $20.31-$27.00            207,610            24.90           5.17                75,788              24.94
  $30.13-$53.00            161,750            35.86           6.22                 4,230              40.70
                     ------------------     --------     ---------------     --------------     ----------------
                           964,215           $14.86           4.45               493,933             $ 8.41

         The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2002, 2001, and 2000, respectively: risk-free interest rates of 3.69%, 4.51% and 5.95%; expected lives of 7.1, 7.0, and 7.3; and expected volatility of 73%, 77%, and 72%.

         The Company accounts for the options under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the options been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income would have been the following pro forma amounts for the years ended September 30 (in thousands, except per share data):

                                                     2002       2001       2000
                                                    ------     ------     ------
  Net income:
     As reported                                    $7,796     $5,109     $4,240
     Pro forma                                      $6,613     $4,096     $3,860
  Diluted net income per share:
     As reported                                      $.44       $.29       $.25
     Pro forma                                        $.37       $.23       $.23

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

         The deferred income tax provision reflects the net change during the year in deferred tax assets and liabilities. Income taxes in the accompanying statements of income for the years ended September 30 were as follows (in thousands):

                                                     2002       2001       2000
                                                    ------     ------     ------
   Current provision:
      Federal                                       $4,611     $2,672     $  904
      State and foreign                                423        362         77
                                                    ------     ------     ------
            Total current provision                  5,034      3,034        981

   Deferred provision:
      Federal                                         (578)       832      1,528
      State                                            145        (59)        --
                                                    ------     ------     ------
            Total deferred provision (benefit)        (433)       773      1,528
                                                    ------     ------     ------
            Total provision (benefit)               $4,601     $3,807     $2,509
                                                    ======     ======     ======

         The reconciliation of the difference between amounts calculated at the statutory federal tax rate and the Company's effective tax rate was as follows (in thousands):

                                                     2002       2001       2000
                                                    ------     ------     ------
   Amount at statutory federal income tax rate      $4,339     $3,605     $2,500

   Change due to:
        Reversal of tax valuation allowance             --       (161)        --
        State taxes                                    360        201         --
        Rate difference for deferred tax assets         68         --         --
        Other                                         (166)       162          9
                                                    ------     ------     ------
            Income tax provision (benefit)          $4,601     $3,807     $2,509
                                                    ======     ======     ======

         The components of deferred income taxes consisted of the following as of September 30 and result from differences in the recognition of transactions for income tax and financial reporting purposes (in thousands):

                                                             2001       2000
                                                            ------     -----
            Depreciation                                    $  604     $ 455
            Deferred revenue                                   916       996
            Accruals and reserves                              360       297
            Restricted stock amortization                      103        --
            Net operating loss carryforward                     78        --
            R&D credit carryforward                            118
            Equity items                                      (388)     (169)
            Other                                             (634)     (636)
                                                            ------     -----
                 Total deferred tax assets                   1,157       943
                                                            ------     -----
            Current deferred tax assets                        417       297
                                                            ------     -----
                         Noncurrent deferred tax assets     $  740     $ 646
                                                            ======     =====

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


7.   DEFINED CONTRIBUTION PLAN

         The Company has a 401(k) retirement and savings plan for the benefit of qualified employees. Under the plan, qualified employees may elect to defer up to 60% of their compensation, subject to a maximum limit determined by the Internal Revenue Service. The Company matches 50% of each dollar of the first 6% of the tax deferral elected by each employee. Company contributions totaling $193,000, $166,000 and $138,000 have been charged to income for the years ended September 30, 2002, 2001 and 2000, respectively.

8.   OPERATING SEGMENTS (DOLLARS IN THOUSANDS)

         Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

         The Company manages its business on the basis of three business segments: licensing, manufacturing, and research and development. The licensing segment includes all license fees and royalty revenue generated from the transfer of the Company's technology. No expenses are allocated to the licensing segment. The manufacturing segment includes revenue from the sale of chemical reagents, stabilization products and DNA slides. The expenses include all production costs, including analytical costs to verify quality of the finished products and certain technical support. The research and development segment includes the revenue generated from development projects for commercial customers and research revenue received from government grants. The expenses include all costs of the Company's technical personnel. Corporate includes all administrative, sales and marketing costs of the Company. These costs, along with interest income and income taxes, are not allocated to the other business segments. The Company's assets are not reviewed by business segment. The accounting policies for segment reporting are the same as for the Company as a whole (see Note 2).

                                                                      Research &
                                      Licensing     Manufacturing     development     Corporate     Consolidated
                                      ---------     -------------     -----------     ---------     ------------
Year Ended September 30, 2002
Revenues:
    Coating                            $ 10,044        $  6,084         $  7,448      $     --         $ 23,576
    Diagnostic                            2,449              --               --            --            2,449
    Stabilization & other                    --           2,920               --            --            2,920
    Government                               --              --              543            --              543
                                       --------        --------         --------      --------         --------
Total revenue                            12,493           9,004            7,991            --           29,488
Operating expenses                           --           2,683            9,714         6,382           18,779
                                       --------        --------         --------      --------         --------
Operating income (loss)                  12,493           6,321           (1,723)       (6,382)          10,709
Other income                                                                             1,688            1,688
Income tax provision                                                                    (4,601)          (4,601)
                                                                                                       --------
Net income                                                                                                7,796
                                                                                                       ========
Year Ended September 30, 2001
Revenues:
    Coating                            $  9,575        $  2,638         $  3,648      $     --         $ 15,861
    Diagnostic                            3,253              --               --            --            3,253
    Stabilization & other                    --           3,047               --            --            3,047
    Government                               --              --              532            --              532
                                       --------        --------         --------      --------         --------
Total revenue                            12,828           5,685            4,180            --           22,693
Operating expenses                           --           2,440            7,997         4,690           15,127
                                       --------        --------         --------      --------         --------
Operating income (loss)                  12,828           3,245           (3,817)       (4,690)           7,566
Other income                                                                             3,055            3,055
Income tax provision                                                                    (3,807)          (3,807)
                                                                                                       --------
Income before cumulative effect of
a change in accounting principle                                                                          6,814
                                                                                                       ========
Year Ended September 30, 2000
Revenues:
    Coating                            $  8,233        $  2,393         $  1,445      $     --         $ 12,071
    Diagnostic                            2,917              --               --            --            2,917
    Stabilization & other                    --           2,687               --            --            2,687
    Government                               --              --              604            --              604
                                       --------        --------         --------      --------         --------
Total revenue                            11,150           5,080            2,049            --           18,279
Operating expenses                           --           1,903            6,797         4,246           12,946
                                       --------        --------         --------      --------         --------
Operating income (loss)                  11,150           3,177           (4,748)       (4,246)           5,333
Other income                                                                             1,416            1,416
Income tax expense                                                                      (2,509)          (2,509)
                                                                                                       --------
Net income                                                                                             $  4,240
                                                                                                       ========

MAJOR CUSTOMERS

         Revenue from customers that exceed 10% of total revenue was as follows for the years ended September 30:

                                   2002     2001     2000
                                   ----     ----     ----
            Cordis Corporation      38%      16%       9%
            Medtronic, Inc.         13%      16%      24%
            Amersham plc            12%      15%       7%
            Abbot Laboratories      11%      19%      20%

         The revenues from each of the customers are derived from all three revenue segments. The results for Amersham plc include the business recently acquired from Motorola, Inc.

GEOGRAPHIC REVENUE

         Geographic revenues were as follows for the years ended September 30:

                                   2002     2001     2000
                                   ----     ----     ----
            Domestic                80%      89%      89%
            Foreign                 20%      11%      11%

9.   QUARTERLY FINANCIAL DATA

         The following is a summary of the unaudited quarterly results for the years ended September 30, 2002 and 2001 (in thousands, except per share data). The results for 2001 reflect the Company's adoption of SAB 101 in the fourth quarter of 2001 (see Note 2).

                                   First Quarter     Second Quarter     Third Quarter     Fourth Quarter
                                   -------------     --------------     -------------     --------------
Fiscal 2002
Revenue                               $ 6,059            $ 7,109            $ 7,601           $ 8,720
Income from operations                  1,819              2,385              2,903             3,602
Net income                              1,410              1,758              2,031             2,597
Net income per share:
    Basic                                 .08                .10                .12               .16
    Diluted                               .08                .10                .11               .15

Fiscal 2001
Revenue                               $ 4,757            $ 5,443            $ 5,675           $ 6,818
Income from operations                  1,256              1,698              1,884             2,728
Net income (loss)                        (380)             1,610              1,675             2,204
Net income (loss) per share:
    Basic                                (.02)               .10                .10               .13
    Diluted                              (.02)               .09                .09               .12

STOCK LISTING AND PRICE HISTORY

         SurModics' stock is traded on the Nasdaq National Market under the symbol "SRDX." The table below sets forth the range of high and low closing sale prices for the Company's Common Stock, as reported by Nasdaq, for the last two years.

                 FISCAL QUARTER ENDED:          HIGH         LOW
                 ---------------------          -----       -----
                 September 30, 2002             31.77       19.95
                 June 30, 2002                  45.64       22.03
                 March 31, 2002                 46.50       32.40
                 December 31, 2001              45.20       31.59
                 September 30, 2001             59.00       35.37
                 June 30, 2001                  59.37       35.37
                 March 31, 2001                 37.06       23.25
                 December 31, 2000              36.81       20.81

         According to the records of the Company's transfer agent, as of November 15, 2002, the Company had 293 holders of record of the Company's Common Stock and approximately 5,100 beneficial owners of shares registered in nominee or street name.

         The Company has never paid any cash dividends on its Common Stock and does not anticipate doing so in the foreseeable future.